Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF TransCanada Corporation to be held April 26, 2013 AND MANAGEMENT INFORMATION CIRCULAR dated February 11, 2013

With more than 60 years of experience, TransCanada is a leader in the responsible development and reliable and safe operation of North American energy infrastructure, including natural gas and oil pipelines, power generation and gas storage facilities.

TransCanada is a member of the World Dow Jones Sustainability Index. Its common shares trade on the Toronto and New York stock exchanges under the symbol TRP.

Contents

LETTER TO SHAREHOLDERS	1
NOTICE OF 2013 ANNUAL AND SPECIAL MEETING	2
MANAGEMENT INFORMATION CIRCULAR	3
About the shareholder meeting	4
• Voting	4
• Business of the meeting	7
Governance	28
• About our governance practices	28
Compensation	47
• Compensation governance	47
• Director compensation	53
• Executive compensation	61
Other information	107
Appendices	108

On the cover:    Lights illuminate Nathan Phillips Square in Toronto, Ontario, Canada. TransCanada builds and operates safe and reliable facilities to deliver the natural gas, electricity and oil that millions of people count on every day to go about their daily lives. TransCanada is a 50 per cent owner of the Portlands Energy Centre, capable of supplying 25 per cent of Toronto's electricity needs.

Letter to shareholders

February 11, 2013

Dear Shareholder:

TransCanada Corporation is pleased to invite you to the annual and special meeting of common shareholders on April 26, 2013. The meeting will be held at 10:00 a.m. (Mountain Daylight Time) in the Palomino Rooms A-E at the BMO Centre, on the corner of 13th Avenue and 3rd Street S.E., Calgary, Alberta.

Attending the meeting is your opportunity to meet the Board of Directors (Board) and management, learn more about our performance in 2012 and our strategy for the future, and vote in person on the items of business. If you are unable to attend the meeting in person, you can vote by proxy and listen to the live webcast on our website (www.transcanada.com).

The attached Management information circular includes important information about the meeting and how to vote. Please take some time to read the document and remember to vote. You can find more information about TransCanada in our 2012 Annual report and on our website.

We would like to extend our sincere thanks to John MacNaughton who retired from the Board on January 9, 2013, and Linn Draper who is retiring from the Board on April 26, 2013, for their many years of dedicated service to TransCanada and our shareholders. Linn has served as a director for seven years and John served for six years, and both have made significant contributions to the Board and its committees.

After an extensive search, the Governance committee nominated Mary Pat Salomone to be appointed to the Board. Ms. Salomone is expected to join the Board on February 12, 2013, and brings considerable experience in energy and utilities, operations, health, safety and environment and management.

Thank you for your continued confidence in TransCanada. We look forward to seeing you at the meeting on April 26th.

Sincerely,

S. Barry Jackson	Russell K. Girling
Chair of the Board of Directors	President and Chief Executive Officer

2013 Management information circular -- 1

Notice of 2013 annual and special meeting

You are invited to our 2013 annual and special meeting of common shareholders:

WHEN
Friday, April 26, 2013

10:00 a.m. Mountain Daylight Time (MDT)

 WHERE
BMO Centre
Palomino Rooms A-E
13th Avenue and 3rd Street S.E.
Calgary, Alberta

 YOUR VOTE IS IMPORTANT
If you are a shareholder of record of TransCanada common shares on February 26, 2013, you are entitled to receive notice of, attend and vote at this meeting.

Please take some time to read the attached Management information circular. It contains important information about the meeting and explains who can vote and how to vote.

By order of the Board of Directors,

Seven items of business
1.  Receive our audited consolidated financial statements for the year ended December 31, 2012, and the auditors' report.
2.  Elect the directors.
3.  Appoint the auditors and authorize the directors to set their compensation.
4.  Reconfirm and approve the amendment to our stock option plan.
5.  Continue and approve amendments to the shareholder rights plan.
6.  Participate in the advisory vote on our approach to executive compensation ('say on pay').
7.  Consider other business that is properly brought before the meeting or any meeting that is reconvened if the meeting is adjourned.

Christine R. Johnston
Vice-President and Corporate Secretary
TransCanada Corporation
Calgary, Alberta

February 11, 2013

2 -- TransCanada Corporation

Management information circular

We are sending you this Management information circular (circular) because you are a shareholder of record of TransCanada shares on February 26, 2013. You have the right to attend our 2013 annual and special meeting of common shareholders and to vote your shares in person or by proxy. If you are unable to attend the meeting, you can listen to the webcast in English on our website (www.transcanada.com).

Management is soliciting your proxy for the meeting, and we pay all costs for soliciting proxies. We will start mailing the proxy materials on March 13, 2013, and will also provide the materials to brokers, custodians, nominees and other fiduciaries to forward them to shareholders. A TransCanada employee may also contact you to encourage you to vote.

The Board of Directors (Board) has approved the contents of this circular, and has authorized us to send it to you. We have also sent a copy to each member of our Board and to our auditors, and will file copies with the appropriate government agencies.

Unless stated otherwise, information in this document is as of February 11, 2013, and all dollar amounts are in Canadian dollars.

In this document,
•  you, your and shareholder mean a holder of common shares of TransCanada Corporation
•  we, us, our and TransCanada mean TransCanada Corporation, and
•  TransCanada shares and shares mean common shares of TransCanada Corporation, unless stated otherwise.

Our principal corporate and executive offices are located at 450 1st Street S.W., Calgary, Alberta T2P 5H1

By order of the Board of Directors,

Christine R. Johnston
Vice-President and Corporate Secretary
TransCanada Corporation
Calgary, Alberta

February 11, 2013

About shareholder mailings

In March 2012, we asked all registered and beneficial shareholders to advise us in writing if they did not want to receive our 2012 Annual report when it became available.

If you are a registered shareholder who replied that you no longer want to receive the report, or a beneficial shareholder who did not reply, you will not receive a copy. If you purchased TransCanada shares after February 26, 2013, you may also not receive a copy.
Our 2012 Annual report is available on our website (www.transcanada.com) and on SEDAR (www.sedar.com), or you can request a free copy from our transfer agent:

 Computershare Trust Company of Canada

 Tel:   1.800.340.5024 (toll-free within North America)
       1.514.982.7959 (outside North America)

Email: shareholder@computershare.com

2013 Management information circular -- 3

About the shareholder meeting

As a shareholder of record, you are entitled to vote your TransCanada shares at the annual and special meeting. The meeting will cover seven items of business, which are discussed in more detail starting on page 7.

This next section discusses the voting process.

Voting

 WHO CAN VOTE
Shareholders of record on February 26, 2013 are entitled to receive notice of our 2013 annual and special meeting of common shareholders and vote their shares. Our Board set this date to allow enough time for shareholders to receive and review the materials, make their voting decisions and send in their voting instructions before the deadline.

As of February 11, 2013, we had 705,924,387 shares outstanding. Each share carries the right to one vote on any item of business that properly comes before the meeting and any meeting that is reconvened if the meeting is adjourned. We need a simple majority of votes (50% plus one vote) for an item to be approved by shareholders.

We also had 22 million first preferred shares (series 1), 14 million first preferred shares (series 3) and 14 million first preferred shares (series 5) outstanding as of this date. The holders of these shares do not have voting rights at the meeting.

 Registered shareholders
You are a registered shareholder if you have a share certificate in your name.

We will prepare a list of the registered shareholders as of February 26, 2013, showing the names of all shareholders who are entitled to vote at the meeting and the number of shares each owns. Our transfer agent, Computershare Trust Company of Canada (Computershare), will have a copy of the list at their Calgary office if you want to check it during regular business hours. Computershare is located at Suite 600, 530 8th Avenue S.W., Calgary, Alberta T2P 3S8. Tel: 403.267.6800.

You can also check the list when you arrive at the meeting.

 Non-registered (beneficial) shareholders

You are a non-registered or beneficial shareholder if your securities broker, financial institution, clearing agency, trustee or custodian (your nominee) holds the shares for you in a nominee account.	Principal shareholders
Our directors and executives are not aware of any person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of our outstanding shares.

 HOW TO VOTE
You have two ways to vote:
•  by proxy, or
•  by attending the meeting and voting in person.

 Voting by proxy
Voting by proxy means you are giving someone else the authority to attend the meeting and vote for you (your proxyholder).

 You can choose anyone to be your proxyholder – the person does not need to be a TransCanada shareholder or the TransCanada representatives named in the proxy form. You should tell this person that you have appointed him or her as your proxyholder and that they need to attend the meeting and vote on your behalf. Your proxyholder must vote your shares according to your instructions. Your shares will not be voted if your proxyholder does not attend the meeting to vote for you.

 If you have returned your proxy form and you do not appoint anyone to be your proxyholder, S. Barry Jackson, Chair of the Board or Russell K. Girling, President and Chief Executive Officer (TransCanada proxyholders) will be appointed to act as your proxyholder to vote or withhold from voting your shares at the meeting according to your instructions.

If you appoint the TransCanada proxyholders and specify your voting instructions, your shares will be voted accordingly. If you do not specify how you want to vote your shares, your shares will be voted for you as follows:
•  for the nominated directors listed on the proxy form and in this circular
•  for the appointment of KPMG LLP, Chartered Accountants as TransCanada's auditors and authorizing the directors to set their compensation
•  for reconfirming and approving the amendment to the stock option plan
•  for continuing and approving the amendments to the shareholder rights plan, and
• for our approach to executive compensation, as described in this circular.

4 -- TransCanada Corporation

If you appoint someone else as your proxyholder but do not specify how you want to vote your shares, the person can vote as they see fit.

If there are any amendments to the items of business or any other matters that properly come before the meeting (including where the meeting will be reconvened if it was adjourned), your proxyholder has the discretion to vote as they see fit.

 Registered shareholders
We mail the proxy materials directly to you, and your package includes a proxy form.

 Appointing a proxyholder
You can appoint the TransCanada proxyholders named on the proxy form to vote your shares at the meeting according to your instructions. If you appoint them, but do not indicate your voting instructions on the form, your shares will be voted for the items of business.

You can decide to appoint someone else to represent you and vote your shares at the meeting. Print the name of that person in the blank space on the proxy form. If you do not specify how to vote your shares, your proxyholder can vote as they see fit.

Take some time to read about the items of business (see page 7). Then complete the enclosed proxy form, sign and date it, and mail it in the envelope provided. Computershare must receive the completed form by 12:00 p.m. Eastern Daylight Time (EDT) on Wednesday, April 24, 2013.

If your package is missing an envelope, use a blank one and address it to:
Computershare Trust Company of Canada
Stock Transfer Services
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

If you want to submit your voting instructions by phone or on the internet, you must do so by 12:00 p.m. EDT on Wednesday, April 24, 2013. See the instructions on your proxy form.

 Attending the meeting and voting in person
If you want to attend the meeting and vote in person, do not complete the proxy form. Just register with Computershare when you arrive at the meeting.

You can still attend the meeting if you have already submitted your voting instructions, but you cannot vote again at the meeting.

Unable to attend the meeting?
We will have a live webcast of our meeting in English on our website – go to www.transcanada.com for details.

Non-registered (beneficial) shareholders
Your broker, its agent or its nominee can only vote your TransCanada shares if they have received proper voting instructions from you. If you are a beneficial shareholder, your package includes a voting instruction form. Complete the form and follow the return instructions on the form.

The voting instruction form is similar to a proxy form, however it can only instruct the registered shareholder how to vote your shares. You cannot use the form to vote your shares directly.

Your broker is required by law to receive voting instructions from you before voting your shares. Every broker has their own mailing procedures and instructions for returning the completed voting instruction form, so be sure to follow the instructions provided in your package.

Most brokers delegate responsibility for obtaining instructions from their clients to Broadridge Financial Solutions, Inc. (Broadridge). Broadridge mails the proxy materials and voting instruction form to beneficial shareholders, at our expense. The voting instruction form will name the same TransCanada representatives listed above to act as TransCanada proxyholders.

 Attending the meeting and voting in person
You can attend the meeting and vote in person, or you can appoint someone else to attend the meeting and give your voting instructions. Print your name, or the name of the person you are appointing, in the blank space provided on the voting instruction form. Complete the rest of the form and then mail it to Broadridge as soon as possible. Your package also includes instructions for submitting your voting instructions by phone or on the internet if you prefer either of these methods. You can still attend the meeting if you have already submitted your voting instructions, but you cannot vote again at the meeting.

Broadridge tabulates the results of all the instructions it receives from beneficial shareholders, and provides appropriate voting instructions to our transfer agent.

2013 Management information circular -- 5

CHANGING YOUR VOTE
If you change your mind and want to revoke your proxy, you need to notify us in writing. Sign a written statement (or have your attorney sign a statement with your written authorization) and send it to:

Corporate Secretary
TransCanada Corporation
450 1st Street S.W.
Calgary, Alberta T2P 5H1

Fax: 403.920.2467

We must receive the notice by 12:00 p.m. EDT on Wednesday, April 24, 2013, or the last business day prior to the day the meeting is reconvened if it was adjourned. You can also give the notice to the Chair of the meeting in person at the meeting.

If you submitted your voting instructions by phone or on the internet, you can revoke or change your vote by sending your new instructions again, as long as they are received by 12:00 p.m. EDT on Wednesday, April 24, 2013, or the last business day prior to the day the meeting is reconvened if it was adjourned. A vote that is cast with a later date and time will supersede an earlier vote.

HOW THE VOTES ARE COUNTED
As transfer agent, Computershare counts and tabulates the votes on our behalf to ensure the votes are kept confidential. They only show us the ballot or proxy form if:

•
it is required by law
•
there is a proxy contest, or
•
there are written comments on the proxy form.

6 -- TransCanada Corporation

Business of the meeting

Our annual and special meeting will cover seven items of business:

FINANCIAL STATEMENTS – see our 2012 Annual report (www.transcanada.com)
You will receive our consolidated financial statements for the year ended December 31, 2012, and the auditors' report. These documents have been filed with the appropriate government regulatory agencies and are included in our 2012 Annual report, which we mailed to you, unless you declined, in writing, when we asked you in March 2012. Our Annual report is also available in English and French on our website (www.transcanada.com), or you can request a copy from our Corporate Secretary.

 DIRECTORS – see page 15
You will vote on electing 11 directors to the Board. The director profiles starting on page 16 give important information about each nominated director, including his or her background, experience and memberships on other public company boards he or she serves on. Except for Mary Pat Salomone, all of the nominated directors currently serve on our Board, and we have included their 2012 attendance records and the value of TransCanada shares or deferred share units (DSUs) they currently hold (their at-risk investment). You can find more information about their at-risk investment on page 58.

All directors are elected for a one-year term.

About quorum
We must have a quorum for the meeting to proceed.

Quorum constitutes two people present, in person, at the meeting, who are entitled to vote at the meeting and represent at least 20% of the issued and outstanding TransCanada shares. The two people are entitled to vote in their own right, by proxy, or as a duly authorized representative of a shareholder.

1.	Kevin E. Benson	5.	S. Barry Jackson	9.	W. Thomas Stephens
2.	Derek H. Burney	6.	Paul L. Joskow	10.	D. Michael G. Stewart
3.	Paule Gauthier	7.	Paula Rosput Reynolds	11.	Richard E. Waugh
4.	Russell K. Girling	8.	Mary Pat Salomone

The Board recommends you vote for the nominated directors:

RESOLVE to elect the directors listed in TransCanada's Management information circular dated February 11, 2013 to hold office until the next annual meeting of shareholders or until their successors are earlier elected or appointed.

AUDITORS
You will vote on appointing the auditors. The auditors will hold office until the close of our next annual meeting of shareholders.

The Board recommends that KPMG LLP, Chartered Accountants (KPMG) be appointed as auditors. Representatives of KPMG will attend the meeting, have an opportunity to make a statement and respond to any questions.

KPMG has been our external auditors since 1956, and have confirmed they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

2013 Management information circular -- 7

The table below shows the services KPMG provided during the last two fiscal years and the fees we paid them:

($ millions)	2012	2011

Audit fees	$5.7	$6.9
• audit of the annual consolidated financial statements
• services related to statutory and regulatory filings or engagements
• review of interim consolidated financial statements and information contained in various prospectuses and other offering documents

Audit-related fees	0.1	0.2
• services related to the audit of the financial statements of certain TransCanada post-retirement and post-employment plans

Tax fees	0.5	0.4
• Canadian and international tax planning and tax compliance matters, including the review of income tax returns and other tax filings

All other fees	0.6	0.1
• review of information system design procedures
• services related to vendor analytics and environmental compliance credits

Total fees	$6.9	$7.6

You will also vote on authorizing the directors to set the auditors' compensation.

The Board recommends you vote for appointing KPMG as our auditors to hold office until the close of our next annual meeting of shareholders.

RESOLVE to appoint KPMG LLP, Chartered Accountants, as auditors of TransCanada until the close of our next annual meeting of shareholders, and authorize the directors to fix their remuneration.

STOCK OPTION PLAN
You will vote on reconfirming our stock option plan and any amendments as described in this circular.

The Board recommends you vote for the stock option plan:

RESOLVE to approve TransCanada's stock option plan as follows:

•
increase the number of shares reserved for issue under the plan by 10,000,000
•
confirm the stock option plan described in TransCanada's Management information circular dated February 11, 2013, and
•
authorize TransCanada's officers or directors to carry out the activities to execute the necessary documents or instruments for approval of the stock option plan.

If shareholders approve the stock option plan resolution, the plan will continue. If the resolution is not approved, we will no longer be able to grant options under the plan. Any options previously granted and outstanding will continue according to the terms of the plan.

About the plan
We are required by our stock option plan to bring our plan to shareholders for approval every three years. You can read more about our stock option plan beginning on page 76.

8 -- TransCanada Corporation

History of the stock option plan

1995	TransCanada PipeLines Limited (TCPL), now our main operating subsidiary, establishes its Key employee stock incentive plan.

1998	Shareholders approve changes to the plan on May 19.

2003	As part of our arrangement with TCPL, on May 15 we adopt the plan as our new stock option plan, keeping substantially the same terms and conditions, as amended.

2004	Shareholders confirm and approve the stock option plan on April 23, without amendments.

2007	Shareholders approve changes to our stock option plan on April 27.

2010	Shareholders approve several changes to our stock option plan, including clarifying the definition of 'retirement', changing the vesting terms for options when employment is terminated, and some housekeeping changes.

Shares reserved for issue
A total of 34,000,000 TransCanada shares have been reserved for issue under the plan since 1995:

Shares reserved for issue

1995 (plan inception)	10,000,000

1998 (merger with NOVA Corporation)	15,000,000

2004 (annual and special meeting)	1,000,000

2007 (annual and special meeting)	4,500,000

2010 (annual and special meeting)	3,500,000

Proposed changes
In November 2012, the Audit committee and Board approved an increase to the number of shares reserved for issue under the plan by 10,000,000. This increase to the reserve of shares is subject to shareholder approval.

As of 2012, the long-term incentive awards to our executive leadership team were allocated 50% each to executive share units and stock options, with the exception of Mr. Girling whose allocation has been adjusted to meet the limit under the terms of the stock option plan that no one participant can be awarded more than 20% of the total number of options granted in a given year. Awards to our executive leadership team were previously allocated 75% to executive share units and 25% to stock options. Awards to our Senior Vice-Presidents and Vice-Presidents were allocated 33% to stock options and 67% to executive share units (compared to 20% and 80% previously). The greater relative allocation of long-term incentive compensation to options aligns with the objective of achieving long-term sustainable business objectives.

Reserving an additional 10,000,000 shares under the stock option plan will allow us to grant options to executives and other employees over the next three years. It will increase the total reserve to 10,507,290 shares, or 1.49% of our issued and outstanding shares as at February 15, 2013, as outlined in the table below.

Shares reserved for issue	For options that have been granted but not yet exercised	For options that may be granted in the future	Total

Currently approved	8,890,624	507,290	9,397,914

Proposed increase	N/A	10,000,000	10,000,000

Total	8,890,624	10,507,290	19,397,914

% of outstanding shares	1.26	1.49	2.75

2013 Management information circular -- 9

SHAREHOLDER RIGHTS PLAN
You will vote on continuing our shareholder rights plan and approving the amendments to the plan as described in this circular.

The Board recommends you vote for the shareholder rights plan:

RESOLVE to approve TransCanada's shareholder rights plan as follows:

•
continue and approve the amended and restated shareholder rights plan agreement dated as of April 26, 2013 between TransCanada and Computershare, as rights agent, and
•
authorize TransCanada's officers or directors, to carry out the activities to execute the necessary documents or instruments for approval of the shareholder rights plan.

The Board believes that maintaining the shareholder rights plan is in the best interests of TransCanada and its shareholders. If shareholders approve to continue and amend the plan, it will expire at the end of our 2016 annual meeting (unless they vote to extend it). If shareholders do not approve it, the plan will terminate.

History of the shareholder rights plan

1994	TCPL implements the TCPL shareholder rights plan in December (amended in 1995, 1998 and 2001 with the approval of TCPL shareholders).

2003	As part of our arrangement with TCPL, on May 15 we adopt the plan as our new shareholder rights plan, keeping substantially the same terms and conditions, as amended.

2004	Shareholders continue and approve the shareholder rights plan on April 23.

2007	Shareholders approve minor amendments to the shareholder rights plan to ensure consistency with the new generation of rights plans in Canada on April 27.

2010	Shareholders continue and approve the shareholder rights plan on April 30.

Background
Our shareholder rights plan is designed to protect the rights of our shareholders, ensure they are treated fairly and maximize value if there is a take-over bid for TransCanada.

We are required to have shareholders approve the plan every three years.

When reviewing our shareholder rights plan this year, the Board considered the terms and objectives of our plan, considered whether there had been any legislative changes or other developments relating to shareholder rights plans since the plan was last approved, and reviewed the plans of other Canadian public companies that are widely held and listed on both the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE).

Three concerns about takeover bids
Current legislation in Canada governing takeover bids raises three significant concerns:

Time
Current legislation allows a take-over bid to expire 35 days after it is initiated. The Board believes this does not generally provide shareholders with enough time to consider a take-over bid and to make a careful and reasoned decision about the bid. The plan is intended to provide shareholders with adequate time to properly evaluate any offer, and also to provide the Board with additional time to assess any offer and to explore and develop alternatives for maximizing shareholder value, including identifying other potential bidders, conducting an auction, or developing a restructuring plan.

Pressure to Tender
A shareholder may feel pressured to tender to a bid that the shareholder considers to be inadequate out of a concern that failing to tender may result in being left with illiquid or minority discounted shares, particularly if the bidder only wishes to obtain a controlling position in TransCanada. The plan addresses this concern by requiring that a take-over bid remain open for 10 business days after it is publicly announced that more than 50% of the eligible shares have been deposited.

10 -- TransCanada Corporation

Unequal treatment
Exemptions to the formal bid requirements under current legislation could allow control of a company to be acquired without the making of a formal take-over bid to all shareholders. It is possible for a small group of shareholders to dispose of their shares under a private agreement at a premium to market price not available to other shareholders. It is also possible for a person to slowly accumulate securities through stock exchange acquisitions over time, resulting in acquisition of control without payment of fair value for control or sharing a controlling interest premium fairly among all shareholders. It may also be possible to engage in transactions outside of Canada without regard to these protections. By applying to all acquisitions of greater than 20% of shares, the plan ensures that all shareholders receive equal treatment.

Our shareholder rights plan provides protection
Our shareholder rights plan is designed to:

•
give our shareholders and the Board enough time to consider and evaluate any take-over bid
•
give the Board enough time to explore and develop alternatives to a take-over bid for maximizing shareholder value, including identifying other bidders, holding an auction or developing a restructuring plan
•
lessen undue pressure on shareholders to tender by providing an opportunity to tender after learning that a majority of the other shareholders have deposited their shares to a bid
•
give every shareholder an equal opportunity to participate in a take-over bid
•
encourage those making a take-over bid to use a permitted bid (see below) to satisfy certain minimum standards designed to promote fairness, or to obtain the agreement of the Board, and
•
give shareholders, other than an acquiring person (see below) the right to buy shares at a reduced price when there is a take-over bid that is not a permitted bid or a bid supported by the Board.

Proposed changes
The Board determined that it would be appropriate to make minor amendments to our shareholder rights plan to include words in the preamble section to clarify that the purpose of our plan is to better enable the Board, in the event of a take-over bid, to carry out their statutory duties to act in the best interests of TransCanada, which may include giving:

•
our shareholders and the Board adequate time to consider and evaluate the bid
•
the Board adequate time to explore and develop alternatives for maximizing shareholder value, and
•
every shareholder an equal opportunity to participate in the bid.

Our shareholder rights plan does not alter or reduce the Board's duty to act honestly, in good faith and in TransCanada's best interests when facing a take-over bid or restrict the Board's actions. When a permitted bid is made, the Board will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

No changes are being made to the terms of the plan. A blackline copy of our shareholder rights plan showing the proposed changes to the preamble is located on our website (www.transcanada.com).

Plan summary
The following is only a summary of our shareholder rights plan. The full plan is located on our website (www.transcanada.com). You can also contact our Corporate Secretary to receive a copy.

2013 Management information circular -- 11

Permitted bids
A take-over bid that involves buying 20% or more of our shares is considered a permitted bid when it meets the following requirements that make it fair to all shareholders:

•
a circular is issued, informing all shareholders of the bid
•
the bid is made available to all shareholders
•
the bid is available for at least 60 days
•
shares tendered to the take-over bid can be taken up only after 60 days, and only if more than 50% of our total shares outstanding – not including shares held by the bidder, its affiliates and anyone acting jointly or together with others (the independent shareholders) – have been tendered and not withdrawn, and
•
as soon as more than 50% of the shares held by independent shareholders have been tendered to the take-over bid, the bidder must publicly disclose this and keep the bid open for another 10 business days to allow any additional deposits of shares.

The shareholder rights plan allows competing permitted bids to be made while there is an outstanding permitted bid, as long as the competing bids are available for acceptance until at least the 60th day after the date on which the earliest permitted bid which preceded the competing permitted bid was made or 35 days from the date of the competing bid (whichever is later).

The Board continues to have the power to carry out its responsibilities and make recommendations to shareholders as appropriate while there are permitted bids outstanding.

Flip-in events
The acquisition of 20% or more of our shares by any person (an acquiring person) is considered a flip-in event when it does not meet the requirements for a permitted bid.

There are certain exceptions in our rights plan where the acquisition of 20% or more of our shares will not result in the creation of an acquiring person and will not trigger a flip-in event, including where institutional investors acquire 20% or more of our shares as long as they are not making, or are not part of a group that is making, a take-over bid. Institutional investors include investment managers, trust companies, statutory bodies, and managers or trustees of pension plans or mutual funds.

TransCanada rights
On May 15, 2003, we issued and attached one TransCanada right to each common share outstanding, and to each common share we issued after that date.

These rights separate from our shares and shareholders can then exercise their rights and transfer or trade them separately 10 trading days after the earlier of: (i) the date of commencement or public announcement of a take-over bid for our shares (which is not a permitted bid), (ii) the date that a permitted bid or competing permitted bid ceases to be that, and (iii) the date that a public announcement or disclosure is made that a person has become an acquiring person (the separation time).

Prior to a flip-in event, each right allows shareholders to buy one TransCanada share at three times the market price (the exercise price), after adjusting for anti-dilution provisions.

After a flip-in event, each right allows shareholders other than an acquiring person, to buy that number of shares with a total market price that is double the exercise price (effectively, the price of each share will be half the market price).

The issue of rights is not initially dilutive, but our reported earnings per share on a fully diluted or non-diluted basis may be affected after a flip-in event occurs. You may experience substantial dilution if you do not exercise your TransCanada rights when a flip-in event occurs.

Rights held by an acquiring person are void on a flip-in event. Rights cannot be exercised if the shares are acquired through a permitted bid.

12 -- TransCanada Corporation

Waiving the plan
The Board, acting in good faith can, until the occurrence of a flip-in event, waive the shareholder rights plan for a particular flip-in event (called an exempt acquisition) if a circular for a take-over bid is distributed to all holders of our shares. The waiver will also apply to any other take-over bid and circular that is distributed to holders of our shares before the original bid expires.

The Board can also waive the shareholder rights plan if the acquiring person reduces their beneficial ownership to less than 20% of all outstanding shares.

Redeeming rights
The Board can redeem each right at $0.00001 per right, as long as it receives approval from a majority of shareholders (or rights holders after the separation time has passed) at a meeting called for this purpose.

The Board will also redeem the rights once a permitted bid, competing permitted bid or exempt acquisition is complete, and does not need shareholder approval to do so.

 Lock-up agreements
You and other TransCanada shareholders can enter into a lock-up agreement with a bidder. You become a locked-up person because you agree to tender your shares to the take-over bid (subject bid) without triggering a flip-in event.

About rights and shares
TransCanada rights are imprinted on share certificates and they cannot be transferred separately from the shares before the separation time.

As of the separation time, however, the rights holders receive TransCanada rights certificates that can be transferred, and rights are traded separately from our shares.

Any lock-up agreement must allow you to withdraw your shares so you can tender them to another take-over bid or transaction that provides greater value if:

•
the value for each share is greater than the subject bid
•
the offering price exceeds the offering price in the subject bid by the amount specified in the subject bid, as long as the specified amount is at least 7% higher than in the subject bid, or
•
the number of shares you can tender exceeds the number of shares in the subject bid by the amount specified in the subject bid, as long as the specified amount is 7% or less, and the offering price is not less than the offering price in the subject bid.

The lock-up agreement must meet two other requirements:

•
a copy of it must be made available to TransCanada and the public for review, and
•
the locked-up person does not agree to pay break-up or top-up fees, penalties, reimbursement of expenses, or other amounts that total more than the sum of: a) 2 1/2% of the value to be paid under the subject bid and b) 50% of the difference between the amount the locked-up person would receive under another take-over bid or transaction and what they would have received under the subject bid, if they do not tender their shares to the subject bid or withdraw them to deposit with another bid or transaction.

A lock-up agreement can also include a right of first refusal, or a delay period or other limitation, to give the bidder an opportunity to match terms like a higher price or number of securities, as long as the shareholder can accept another bid or tender their shares to another transaction.

Making changes to the plan
The Board can make changes to the shareholder rights plan if a majority of votes by shareholders (or rights holders if the separation time has occurred) cast at a meeting called for that purpose vote for the changes.

The Board can correct clerical and typographical errors and make other housekeeping changes or make changes that are required by law, in each case, without shareholder approval.

2013 Management information circular -- 13

ADVISORY VOTE ON OUR APPROACH TO EXECUTIVE COMPENSATION
You will have an opportunity to have a say on pay by participating in the advisory vote on our approach to executive compensation. The Board believes the vote is beneficial because it holds directors accountable to shareholders for their decisions on executive compensation and provides valuable feedback.

While the vote is non-binding, the Board will take the results into consideration when it considers compensation policies, procedures and decisions in the future. We will disclose the results of the advisory vote in our report on voting results for the meeting, which will be posted on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

We held say on pay votes at our annual shareholder meetings in 2010, 2011 and 2012. These advisory votes were approved by 86.77% of voting shareholders in 2010, 90.25% of voting shareholders in 2011, and 96.63% of voting shareholders in 2012, confirming that a significant majority of shareholders have accepted our approach to executive compensation.

The Board recommends you vote for our approach to executive compensation:

RESOLVE on an advisory basis without diminishing the role and responsibilities of TransCanada's Board of Directors that the shareholders accept the approach to executive compensation disclosed in TransCanada's Management information circular dated February 11, 2013.

OTHER BUSINESS
We did not receive any shareholder proposals for the meeting. The Board and management are not aware of any other items to be properly brought before the meeting.

14 -- TransCanada Corporation

THE NOMINATED DIRECTORS
Our articles state that the Board must have a minimum of 10 and a maximum of 20 directors. The Board has determined that 11 directors will be elected this year.

The Board believes this size is appropriate based on the scope of our business, the skills and experience of the nominated directors and the four standing committees, and to achieve effective decision-making. It believes that all of the nominated directors are well qualified to serve on the Board.

One of the nominated directors is being nominated to the Board for the first time. Ms. Salomone brings extensive experience in energy and utilities, operations, health, safety and environment (HSE) and management.

Each nominated director has expressed his or her willingness to serve on our Board until our next annual meeting of shareholders.

If elected, they will also serve on the Board of TCPL, our main operating subsidiary.

Ten of the 11 nominated directors (91%) are independent within the meaning of Canadian and applicable U.S. securities law, regulation and policy, and the rules of the TSX and NYSE, the two stock exchanges TransCanada shares are listed on. The only exception is Russell K. Girling because of his role as President and Chief Executive Officer (CEO).

The profiles below show each director's holdings in TransCanada shares or DSUs at the end of 2012, and as of the date of this circular. They also indicate the year he or she joined the Board and has continually served as a director of TransCanada (or TCPL, prior to 2003 when it became a wholly-owned subsidiary of TransCanada). All of the nominated directors are Canadian residents, except for Dr. Joskow, Ms. Reynolds, Ms. Salomone and Mr. Stephens, who are U.S. residents.

We have share ownership requirements for our directors and executives to align their interests with those of our shareholders. As of February 11, 2013, all of our directors had met the requirements. Ms. Reynolds who joined the Board on November 30, 2011 and Ms. Salomone who joined the Board on February 12, 2013 have five years from their respective appointment dates to meet the requirements (see page 54 for more information).

Mr. Girling meets the CEO share ownership requirements for executives (see page 70 for details).

At-risk investment reflects the total market value of the director's TransCanada shares and DSUs based on the closing share price on the TSX of $48.25 on February 11, 2013. See At-risk investment on page 58 for more information.

2013 Management information circular -- 15

Kevin E. Benson
AGE 65, CALGARY, AB, CANADA – DIRECTOR SINCE 2005

Independent

Skills and experience	• Accounting & Finance	• Management/Leadership
	• Economics	• Transportation

At-risk investment	$2,880,236

Mr. Benson is a corporate director. He was President and Chief Executive Officer of Laidlaw International, Inc. (transportation services) from June 2003 to October 2007, and Laidlaw, Inc. from September 2002 to June 2003. Mr. Benson served as President and Chief Executive Officer of The Insurance Corporation of British Columbia from December 2001 until September 2002. He is a director of the Calgary Airport Authority.

Mr. Benson is a Chartered Accountant (South Africa) and was a member of the South African Society of Chartered Accountants.

TransCanada Board/Committees	2012 meeting attendance

Board of Directors	8/8	(100%)
Audit committee (Chair)	5/5	(100%)
Governance committee	3/3	(100%)

Other public company boards	Stock exchange		Board committees

–	–		–

TransCanada securities held	2013	2012	Meets share ownership requirements

Shares	13,000	13,000	yes
DSUs	46,694	40,483

16 -- TransCanada Corporation

Derek H. Burney, O.C.
AGE 73, OTTAWA, ON, CANADA – DIRECTOR SINCE 2005

Independent

Skills and experience	• Civil aviation & Defence	• Energy/Utilities
	• Regulatory • Government	• Telecommunications

At-risk investment	$2,118,127

Mr. Burney is a senior strategic advisor at Norton Rose Canada LLP (law firm) and was Chair of Canwest Global Communications Corp. from August 2006 to October 2010. He served as President and Chief Executive Officer of CAE Inc. (technology) from October 1999 to August 2004, and was Chairman and Chief Executive Officer of Bell Canada International Inc. (communications) from 1993 to 1999. Mr. Burney was the lead director at Shell Canada Limited (oil and gas) from April 2001 to May 2007. Mr. Burney held various positions with the Canadian Foreign Service, including serving from 1989 to 1993 as Canada's Ambassador to the United States. From 1987 to 1989, he was Chief of Staff to the Prime Minister and was directly involved in the negotiation of the Canada-U.S. Free Trade Agreement. In 1992, Mr. Burney was awarded the Public Service of Canada's Outstanding Achievement Award. He was named an Officer of the Order of Canada in 1993. He is also a Visiting Professor and Senior Distinguished Fellow at Carleton University. Mr. Burney is the Chair of GardaWorld's International Advisory Board which position he has held since April 2008. He also became a member of the Paradigm Capital Inc. Advisory Board in May 2011 and a member of the Ottawa Hospital Board of Governors in November 2011.

Mr. Burney was conferred Honorary Doctor of Laws degrees from Lakehead University, Queen's University, Wilfrid Laurier University, Carleton University and University of Windsor. He holds an Honours Bachelor of Arts and Master of Arts from Queen's University.

TransCanada Board/Committees	2012 meeting attendance

Board of Directors	8/8	(100%)
Audit committee	5/5	(100%)
Governance committee	3/3	(100%)

Other public company boards	Stock exchange		Board committees

–	–		–

TransCanada securities held	2013	2012	Meets share ownership requirements

Shares	5,790	4,606	yes
DSUs	38,109	34,770

Canwest Global Communications Corp. (Canwest) voluntarily entered into the Companies' Creditors Arrangement Act (CCAA) and obtained an Order from the Ontario Superior Court of Justice (Commercial Division) to start proceedings on October 6, 2009. Although no cease trade orders were issued, Canwest shares were de-listed by the TSX after the filing and started trading on the TSX Venture Exchange. Canwest emerged from CCAA protection, and Postmedia Network acquired its newspaper business on July 13, 2010 while Shaw Communications Inc. acquired its broadcast media business on October 27, 2010. Mr. Burney ceased to be a director of Canwest on October 27, 2010.

2013 Management information circular -- 17

The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C.
AGE 69, QUÉBEC, QC, CANADA – DIRECTOR SINCE 2002

Independent

Skills and experience	• Law • Governance	• Government • Regulatory

At-risk investment	$2,473,633

Ms. Gauthier is a Senior Partner at Stein Monast L.L.P. (law firm). She has worked in the legal profession since 1967. In addition to public board directorships, Ms. Gauthier is also a director of the Fondation du Musée national des beaux-arts du Québec. She is a former Chair of the Security Intelligence Review committee, a former President of the Fondation de la Maison Michel Sarrazin and a former director of the Institut Québecois des Hautes Études Internationales, Laval University. Ms. Gauthier was named an Officer of the Order of Canada in 1991.

Ms. Gauthier has a Bachelor of Arts from the Collège Jésus-Marie de Sillery, a Bachelor of Laws from Laval University, a Master of Laws in Business Law (Intellectual Property) from Laval University, and a Certificate for a session on mediation from Harvard Law School.

TransCanada Board/Committees	2012 meeting attendance

Board of Directors	8/8	(100%)
Health, Safety and Environment committee	3/3	(100%)
Human Resources committee	6/6	(100%)

Other public company boards	Stock exchange		Board committees

Metro Inc.	TSX		Corporate Governance and Nominating Human Resources

Royal Bank of Canada	TSX, NYSE		Corporate Governance and Public Policy Human Resources

TransCanada securities held	2013	2012	Meets share ownership requirements

Shares	2,000	2,000	yes
DSUs	49,267	44,854

18 -- TransCanada Corporation

Russell K. Girling
AGE 50, CALGARY, AB, CANADA – CHIEF EXECUTIVE OFFICER – DIRECTOR SINCE 2010

Not Independent (President and Chief Executive Officer of TransCanada)

At-risk investment	$4,616,801

Mr. Girling has been the President and Chief Executive Officer of TransCanada and TCPL since July 1, 2010. Prior to his appointment, he served as Chief Operating Officer from July 17, 2009 to June 30, 2010 and President, Pipelines from June 1, 2006 until June 30, 2010. Previously, Mr. Girling served as Chief Financial Officer and Executive Vice-President, Corporate Development of TransCanada until May 31, 2006, and as Executive Vice-President, Power from 1995 until his appointment as Chief Financial Officer in 1999. Mr. Girling has held various other leadership positions since joining TransCanada in 1994. Prior to his employment with TransCanada, Mr. Girling held several marketing and management positions at Suncor Inc., Northridge Petroleum Marketing and Dome Petroleum. Mr. Girling was the 2012 City of Calgary and area Co-Chair of the United Way campaign. Mr. Girling is a member of Canadian Council of Chief Executives, U.S. National Petroleum Council and U.S. Business Roundtable.

Mr. Girling has a Bachelor of Commerce degree and a Master of Business Administration in Finance from the University of Calgary.

TransCanada Board/Committees	2012 meeting attendance

Board of Directors	8/8	(100%)

Other public company boards	Stock exchange		Board committees

Agrium Inc.	TSX, NYSE		Audit
			Human Resources

TransCanada securities held	2013	2012	Meets share ownership requirements

Shares	95,685	81,277	yes (for executives)
DSUs	–	–

As President and CEO of TransCanada, Mr. Girling is not a member of any of our Board committees, but is invited to attend committee meetings as required.

2013 Management information circular -- 19

S. Barry Jackson
AGE 60, CALGARY, AB, CANADA – BOARD CHAIR – DIRECTOR SINCE 2002

Independent

Skills and experience	• Engineering	• Operations & HSE
	• Oil & Gas/Utilities	• Management/Leadership

At-risk investment	$6,231,391

Mr. Jackson is a corporate director. He is currently the Chair of the Board of TransCanada Corporation. Mr. Jackson is the Chair of the board of directors of Nexen Inc., and a director of WestJet Airlines Ltd. and Laricina Energy Ltd. He was a director of Cordero Energy from 2005 to 2008, the Chair of Resolute Energy Inc. (oil and gas) from 2002 to 2005, and the Chair of Deer Creek Energy Limited (oil and gas) from 2001 to 2005. He was also a director of ENMAX Corporation from 1999 to 2002, Westcoast Energy Inc. from 2001 to 2002, and Gulf Canada Resources Ltd. from 2000 to 2001. Mr. Jackson was the President and Chief Executive Officer of Crestar Energy Inc. (oil and gas) from 1993 to 2000. He has worked in senior management positions in the oil and gas industry since 1974. He was the Chair of the Canadian Association of Petroleum Producers in 1997.

Mr. Jackson has a Bachelor of Science in Engineering from the University of Calgary.

TransCanada Board/Committees	2012 meeting attendance

Board of Directors (Chair)	8/8	(100%)
Governance committee	3/3	(100%)
Human Resources committee	6/6	(100%)

Other public company boards	Stock exchange		Board committees

Nexen Inc.	TSX, NYSE		Compensation Governance Finance

WestJet Airlines Ltd.	TSX		People and Compensation Safety, Health and Environment (Chair)

TransCanada securities held	2013	2012	Meets share ownership requirements

Shares	39,000	39,000	yes
DSUs	90,148	76,964

20 -- TransCanada Corporation

Paul L. Joskow
AGE 65, NEW YORK, NEW YORK, U.S.A. – DIRECTOR SINCE 2004

Independent

Skills and experience	• Accounting & Finance	• Governance	• Regulatory
	• Energy/Utilities	• Government	• Economics

At-risk investment	$1,638,039

Dr. Joskow is an economist and President of the Alfred P. Sloan Foundation. He is also Professor of Economics, Emeritus, at the Massachusetts Institute of Technology (MIT) where he has been on the faculty since 1972. Dr. Joskow was head of the MIT Department of Economics from 1994 to 1998 and the director of the MIT Center for Energy and Environmental Policy Research from 1999 to 2007. He has worked in the economics field as an educator, researcher and consultant since 1972 and has held various positions at Harvard University, Stanford University and the University of Paris in addition to MIT. Dr. Joskow was a director of the New England Electric System from 1987 until 2000, a director of National Grid plc from April 2000 to July 2007, and a director of State Farm Indemnity Company from 1991 to 2002. He has served as a director of Exelon Corporation since July 2007 and as a trustee of Putnam Mutual Funds since October 1997, where he served as the Chair of the Audit committee from November 2002 until December 2005. He was President of the Yale University Council until July 1, 2006 and was on the board of directors of the Whitehead Institute of Biological Research until February 2005. He is currently on the board of overseers of the Boston Symphony Orchestra and is a trustee of Yale University.

Dr. Joskow has a Bachelor of Arts with Distinction in Economics from Cornell University, a Masters of Philosophy in Economics from Yale University and a Ph.D. in Economics from Yale University.

TransCanada Board/Committees	2012 meeting attendance

Board of Directors	8/8	(100%)
Audit committee	5/5	(100%)
Governance committee	3/3	(100%)

Other public company boards	Stock exchange		Board committees

Exelon Corporation	NYSE		Audit Energy Delivery Oversight Investment Oversight Risk Oversight

Putnam Mutual Funds (Trustee)	–		Brokerage (Chair) Contract Investment Oversight

TransCanada securities held	2013	2012	Meets share ownership requirements

Shares	5,000	5,000	yes
DSUs	28,949	25,956

2013 Management information circular -- 21

Paula Rosput Reynolds
AGE 56, SEATTLE, WASHINGTON, U.S.A. – DIRECTOR SINCE 2011

Independent

Skills and experience	• Economics	• Management/Leadership	• Risk management
	• Insurance	• Energy/Utilities

At-risk investment	$296,882

Ms. Reynolds has been the President and Chief Executive Officer of PreferWest, LLC (business advisory group) since October 2009. She serves as a director of Anadarko Petroleum Corporation, Delta Air Lines, Inc. and BAE Systems plc. Ms. Reynolds served as Vice-Chair and Chief Restructuring Officer of American International Group Inc. (insurance and financial services) from October 2008 to September 2009 as part of the team that was appointed during the global financial crisis. Prior to that appointment, she served as President and Chief Executive Officer of Safeco Corporation (insurance) until its acquisition by Liberty Mutual Group in September 2008. She was also Chair, President and Chief Executive Officer of AGL Resources Inc. (energy services holding company) from August 2000 to January 2006.

Ms. Reynolds has held the roles of Chief Executive Officer and President and Chief Operating Officer of Atlanta Gas Light Company, a wholly-owned subsidiary of AGL Resources Inc. She also previously served as President and Chief Executive Officer of Duke North America, a subsidiary of Duke Energy Corporation, and, President of PanEnergy Power Services Inc. Prior to that she was Senior Vice-President of Pacific Gas Transmission Company (natural gas pipeline), a predecessor company of Gas Transmission Northwest LLC, a subsidiary of TransCanada.

Ms. Reynolds has a Bachelor of Arts in Economics, with honours, from Wellesley College.

TransCanada Board/Committees	2012 meeting attendance

Board of Directors	7/8	(88%)
Health, Safety & Environment committee	2/3	(67%)
Human Resources committee	6/6	(100%)

Other public company boards	Stock exchange		Board committees

Anadarko Petroleum Corporation	NYSE		Audit
			Nominating and Corporate Governance

Delta Air Lines, Inc.	NYSE		Audit
			Corporate Governance

BAE Systems plc	London Stock Exchange (LSE)		Audit
	American Depositary Receipt (ADR), (NYSE)

TransCanada securities held	2013	2012	Meets share ownership requirements

Shares	2,500	2,500	no – has until November 30, 2016
DSUs	3,653	334	to meet the requirements

22 -- TransCanada Corporation

Mary Pat Salomone
AGE 52, CHARLOTTE, NORTH CAROLINA, U.S.A. – DIRECTOR SINCE 2013

Independent

Skills and experience	• Energy/Utilities	• Operations & HSE	• Management/Leadership
	• Engineering		• International markets

At-risk investment	$–

Ms. Salomone has been the Senior Vice-President and Chief Operating Officer of The Babcock & Wilcox Company (B&W) (clean energy technology and services) since January 2010. Prior to that, she served as Manager of Business Development from 2009 to 2010 and Manager of Strategic Acquisitions from 2008 to 2009 for Babcock & Wilcox Nuclear Operations Group, Inc. From 1998 through December 2007, Ms. Salomone served as an officer of Marine Mechanical Corporation, which B&W acquired in 2007, including her term as President and Chief Executive Officer from 2001 through 2007.

Ms. Salomone serves on the board of directors of the Naval Submarine League and is a member of the Advisory Board for the School of Engineering at the University of Akron and the Advisory Board for the College of Science, Technology, Engineering and Mathematics at Youngstown State University. She served on the board of directors of United States Enrichment Corporation from December 2011 to October 2012. She was formerly a member of the Governor's Workforce Policy Advisory Board in Ohio and the Ohio Employee Ownership Center, and served on the board of Cleveland's Manufacturing Advocacy & Growth Network.

Ms. Salomone has a Bachelor of Engineering in Civil Engineering from Youngstown State University and a Master of Business Administration from Baldwin Wallace College. Ms. Salomone completed the Advanced Management Program at Duke University's Fuqua School of Business in 2011.

TransCanada Board/Committees	2012 meeting attendance

Board of Directors	–	–

Other public company boards	Stock exchange		Board committees

–	–		–

TransCanada securities held	2013	2012	Meets share ownership requirements

Shares	–	–	no – has until February 12, 2018
DSUs	–	–	to meet the requirements

Ms. Salomone was a director of Crucible Materials Corp. (Crucible) from May 2008 to May 1, 2009. On May 6, 2009, Crucible and one of its affiliates filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (the Bankruptcy Court). On August 26, 2010, the Bankruptcy Court entered an Order confirming Crucible's Second Amended Chapter 11 Plan of Liquidation.

2013 Management information circular -- 23

W. Thomas Stephens
AGE 70, GREENWOOD VILLAGE, COLORADO, U.S.A. – DIRECTOR SINCE 2007 AND FROM 2000 TO 2005

Independent

Skills and experience	• Building & Commercial products	• Forestry
	• Engineering • Operations & HSE	• Management/Leadership

At-risk investment	$943,046

Mr. Stephens is a corporate director. He served as a director of Boise Inc. from 2008 to April 2010 and was the Chairman and Chief Executive Officer of Boise Cascade, LLC (paper, forest products and timberland assets) from November 2004 to November 2008. Mr. Stephens served as President and Chief Executive Officer of MacMillan Bloedel Limited (forest products) from October 1997 to October 1999 and was the Chairman and Chief Executive Officer of Johns Manville Corporation (building products) from 1986 to 1996. He has worked in the forestry and building materials industry since 1956.

Mr. Stephens has a Masters of Science in Industrial Engineering from the University of Arkansas.

TransCanada Board/Committees	2012 meeting attendance

Board of Directors	7/8	(88%)
Health, Safety and Environment committee	3/3	(100%)
Human Resources committee (Chair)	6/6	(100%)

Other public company boards	Stock exchange		Board committees

Putnam Mutual Funds (Trustee)	–		Contract

TransCanada securities held	2013	2012	Meets share ownership requirements

Shares	1,800	1,800	yes
DSUs	17,745	14,673

24 -- TransCanada Corporation

D. Michael G. Stewart
AGE 61, CALGARY, AB, CANADA – DIRECTOR SINCE 2006

Independent

Skills and experience	• Oil & Gas	• Operations & HSE
	• Energy	• Management/Leadership

At-risk investment	$1,601,755

Mr. Stewart is a corporate director. He was a director of C&C Energia Ltd. (oil and gas) from May 2010 to December 2012, a director of Orleans Energy Ltd. (oil and gas) from October 2008 to December 2010, a director of Pengrowth Corporation (administrator of Pengrowth Energy Trust) from October 2006 to December 2010, a director of Canadian Energy Services Inc. (general partner of Canadian Energy Services L.P.) from January 2006 to December 2009, Chairman and trustee of Esprit Energy Trust (oil and gas) from August 2004 to October 2006, and a director of Creststreet Power & Income General Partner Limited (general partner of Creststreet Power & Income Fund L.P.) (wind power) from December 2003 to February 2006. Mr. Stewart held a number of senior executive positions with Westcoast Energy Inc. (energy infrastructure, services and utilities) from September 1993 to March 2002, including Executive Vice-President, Business Development. He has been active in the Canadian energy industry for over 39 years. He is a member of the Institute of Corporate Directors and the Association of Professional Engineers, Geologists and Geophysicists of Alberta (non-practicing).

Mr. Stewart holds a Bachelor of Science (Geological Sciences) with First Class Honours from Queen's University.

TransCanada Board/Committees	2012 meeting attendance

Board of Directors	8/8	(100%)
Audit committee	5/5	(100%)
Health, Safety and Environment committee	3/3	(100%)

Other public company boards	Stock exchange		Board committees

Canadian Energy Services & Technology Corp.	TSX		Audit (Chair)

Pengrowth Energy Corporation	TSX, NYSE		Compensation (Chair) Reserves, Operations, Health, Safety and Environment

TransCanada securities held	2013	2012	Meets share ownership requirements

Shares	14,339	13,801	yes
DSUs	18,858	16,249

2013 Management information circular -- 25

Richard (Rick) E. Waugh
AGE 65, TORONTO, ON, CANADA – DIRECTOR SINCE 2012

Independent

Skills and experience	• Banking	• Management/Leadership
	• International markets

At-risk investment	$1,601,562

Mr. Waugh is Chief Executive Officer and a director of The Bank of Nova Scotia (Scotiabank). He worked in increasingly senior roles at Scotiabank since he began his career as a branch employee in 1970. Mr. Waugh is a member of the Canadian Council of Chief Executives. He serves as a director of the International Monetary Conference (IMC) and is the Vice-Chair of the board of the Institute of International Finance (IIF). Mr. Waugh is a member of the Council of the Americas and is on the Chairman's International Advisory Council for the Americas Society.

Mr. Waugh serves as a director of Catalyst Inc. and is Chair of the Catalyst Canada Advisory Board. He also serves on the Advisory Council of the Schulich School of Business at York University, the Guanghua School of Management at Peking University and the Canadian Museum of Human Rights. Mr. Waugh has long been active in several philanthropic organizations, including the United Way of Greater Toronto, where he was Campaign Chair in 2006. He is also a member of the board of the MS Society of Canada's Multiple Sclerosis Scientific Research Foundation. Mr. Waugh is a director of St. Michael's Hospital and was Co-Chair of the hospital's campaign to build the Li Ka Shing Knowledge Institute.

Mr. Waugh holds a Bachelor of Commerce (Honours) degree from the University of Manitoba and a Master of Business Administration from York University. He is a Fellow of the Institute of Canadian Bankers and has been awarded Honorary Doctor of Laws degrees from York University and Assumption University.

TransCanada Board/Committees	2012 meeting attendance

Board of Directors	7/8	(88%)
Governance committee	3/3	(100%)

Other public company boards	Stock exchange		Board committees

The Bank of Nova Scotia	TSX, NYSE		Executive and Risk

TransCanada securities held	2013	2012	Meets share ownership requirements

Shares	29,150	19,150	yes
Deferred share units (DSUs)	4,043	–

26 -- TransCanada Corporation

SERVING TOGETHER ON OTHER BOARDS
Mr. Stephens and Dr. Joskow serve together on the board of trustees of Putnam Mutual Funds. The Board believes that this common membership does not affect the ability of those directors to exercise independent judgment as members of TransCanada's Board.

MEETING ATTENDANCE
We expect our directors to demonstrate a strong commitment to their roles and responsibilities while serving on our Board. The table below shows the directors' 2012 attendance record. The Board also held two strategic issues sessions and a two-day strategic planning meeting in 2012.

			Board committees

	Board of Directors		Audit		Governance		Health, Safety and Environment		Human Resources		Overall attendance

	#	%	#	%	#	%	#	%	#	%	%

Kevin E. Benson	8/8	100	5/5	100	3/3	100	–	–	–	–	100

Derek H. Burney	8/8	100	5/5	100	3/3	100	–	–	–	–	100

Wendy K. Dobson (retired April 27, 2012)	2/2	100	–	–	–	–	2/2	100	3/3	100	100

E. Linn Draper (retiring April 26, 2013)	8/8	100	2/2	100	–	–	3/3	100	3/3	100	100

Paule Gauthier	8/8	100	–	–	–	–	3/3	100	6/6	100	100

Russell K. Girling	8/8	100	–	–	3/3	100	–	–	6/6	100	100

S. Barry Jackson	8/8	100	–	–	3/3	100	–	–	6/6	100	100

Paul L. Joskow	8/8	100	5/5	100	3/3	100	–	–	–	–	100

John A. MacNaughton (retired January 9, 2013)	7/8	88	5/5	100	3/3	100	–	–	–	–	94

David P. O'Brien (retired April 27, 2012)	1/2	50	–	–	–	–	–	–	2/3	67	60

Paula Rosput Reynolds	7/8	88	–	–	–	–	2/3	67	6/6	100	89

W. Thomas Stephens	7/8	88	–	–	–	–	3/3	100	6/6	100	94

D. Michael G. Stewart	8/8	100	5/5	100	–	–	3/3	100	–	–	100

Richard E. Waugh (joined February 1, 2012)	7/8	88	–	–	3/3	100	–	–	–	–	91

Notes

•
One of the eight Board meetings was not a regularly scheduled meeting.

•
Mr. Girling is not a member of any Board committees, but is invited to attend committee meetings as required.

•
As of February 13, 2012, Ms Reynolds became a member of the Health, Safety & Environment committee and Human Resources committee and Mr. Waugh became a member of the Governance committee.

•
Dr. Draper stepped down from the Audit committee and became a member of the Human Resources committee on April 27, 2012.

2013 Management information circular -- 27

Governance

We believe that strong governance improves corporate performance and benefits all stakeholders.

This section discusses our approach to governance and describes our Board and how it works.

WHERE TO FIND IT

>	About our governance practices	28
	Board characteristics	29
	Governance philosophy	31
	Role and responsibilities of the Board	33
	Orientation and education	38
	Board effectiveness	39
	Communicating with the Board	42
	Shareholder proposals	42
	Board committees	42

About our governance practices

Our Board and management are committed to the highest standards of ethical conduct and corporate governance.

TransCanada is a public company listed on the TSX and the NYSE, and we recognize and respect rules and regulations in both Canada and the U.S.

Our corporate governance practices comply with the Canadian governance guidelines, which include the governance rules of the TSX and Canadian Securities Administrators (CSA):

•
National Instrument 52-110, Audit Committees
•
National Policy 58-201, Corporate Governance Guidelines, and
•
National Instrument 58-101, Disclosure of Corporate Governance Practices (NI 58-101).

We also comply with the governance listing standards of the NYSE and the governance rules of the U.S. Securities and Exchange Commission (SEC) that apply to foreign private issuers.

Our governance practices comply with the NYSE standards for U.S. companies in all significant respects, except as summarized on our website (www.transcanada.com). As a non-U.S. company, we are not required to comply with most of the governance listing standards of the NYSE. As a foreign private issuer, however, we must disclose how our governance practices differ from those followed by U.S. companies that are subject to the NYSE standards.

We benchmark our policies and procedures against major North American companies to assess our standards and we adopt best practices as appropriate. Some of our best practices are derived from the NYSE rules and comply with applicable rules adopted by the SEC to meet the requirements of the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act.

28 -- TransCanada Corporation

BOARD CHARACTERISTICS
Our Board and its members exemplify strong principles of corporate governance:

•
an independent, non-executive Chair
•
an effective board size
•
all directors but one are independent
•
knowledgeable and experienced directors who ensure that we promote ethical behaviour throughout TransCanada
•
qualified directors who can make a meaningful contribution to the Board and the development of our business
•
significant share ownership requirements to align the directors' interests with those of our shareholders, and
•
annual assessments of Board, committee and director effectiveness.

Size and composition
TransCanada's articles state that the Board must have 10 to 20 directors.

We believe our Board must consist of qualified and knowledgeable directors, and include directors with direct experience in the oil and gas, pipelines and power sectors.

Independence
An independent board is a fundamental principle of governance. We believe that the majority of our directors must be independent within the meaning of 'independence' in NI 58-101, and consistent with the independence criteria of the regulations of the SEC and rules of the NYSE.

The Governance committee and the Board review the independence of each Board member and nominated director against these criteria once a year. It also reviews family relationships and possible associations with companies that have relationships with TransCanada when it reviews director independence.

The Board has determined that all of the nominated directors are independent, except for Mr. Girling because of his role as President and CEO. None of the directors have a direct or indirect material relationship with TransCanada that could reasonably be expected to interfere with the exercise of their independent judgment.

2013 Management information circular -- 29

Independent Chair
The Chair is appointed by the Board, and serves in a non-executive capacity. We have had separate Chair and CEO positions since our incorporation in 2003 and at our predecessor company since 1994. Mr. Jackson has served as the independent non-executive Chair since April 30, 2005.

In 2012, the independent directors met separately before and after every regularly scheduled Board meeting. All of the directors meet with management as required.

Independent advice
The Board and each of its four standing committees can retain independent advisors to assist it in carrying out its duties and responsibilities.

Serving on other boards
Our directors are limited to serving on a total of six public company boards to ensure we do not have overboarding or interlocking relationships that would conflict with a director's independence or interfere with fulfilling their Board duties and responsibilities. We discuss the time commitment and duties and responsibilities with every candidate so they have a full understanding of the role and our expectations of directors. The Governance committee monitors director relationships to ensure their business associations do not hinder their role as a TransCanada director or Board performance overall.

The Board believes that it is important for it to be composed of qualified and knowledgeable directors. As a result, due to the specialized nature of the energy infrastructure business, some of the nominated directors are associated with or sit on the boards of companies that ship natural gas or crude oil through our pipeline systems. Transmission services on most of TransCanada's pipeline systems in Canada and the U.S. are subject to regulation and accordingly we generally cannot deny transportation services to a creditworthy shipper. The Governance committee monitors relationships among directors to ensure that business associations do not affect the Board's performance.

If a director declares that they have an interest in a material contract or transaction that is being considered by the Board, the director leaves the meeting so the matter can be discussed and voted on.

See the director profiles starting on page 16 for the other public company boards each nominated director serves on.

Independent of management
Our Corporate governance guidelines stipulate that the Board must meet at the end of each Board meeting, in-camera, without management present. Our Board has adopted the policy of holding in-camera sessions at each meeting of the Board and committees without management.

30 -- TransCanada Corporation

GOVERNANCE PHILOSOPHY
We believe that effective Corporate governance improves corporate performance and benefits all shareholders and that honesty and integrity are vital to ensuring good corporate governance.

The Board has formally adopted the Corporate governance guidelines recommended by the Governance committee. These guidelines address the structure and composition of the Board and its committees, and clarify the responsibilities of the Board and management.

Ethical business conduct
Our Code of business ethics (the Code) incorporates principles of good conduct and ethical and responsible behaviour to guide our decisions and actions and the way we conduct business.

The Code applies to all employees, officers and directors as well as contract workers of TransCanada and its wholly-owned subsidiaries and operated entities in countries where we conduct business. All employees (including executive officers) and directors must certify their compliance with the Code every year.

Any unusual behaviour or suspected violations of the Code must be reported immediately. Employees can report a concern to their supervisor, Corporate compliance, Internal audit, their Compliance coordinator, or to our Ethics help-line. The help-line allows anyone – employees, contractors, consultants, other stakeholders and the general public – to report a concern, confidentially and anonymously, about any perceived accounting irregularities, legal or ethical violations or other suspected breaches of the Code. The telephone number is published on our website and employee intranet, in other employee communications and in our Annual report. Our policy strictly prohibits reprisals or retaliation against anyone who files an ethics concern or complaint in good faith.

Internal audit handles most investigations, including any concerns about directors and senior management. Human resources professionals handle any concerns relating to human resource matters such as harassment.

The Audit committee monitors compliance with the Code and reports any significant violations to the Board. The committee follows formal procedures for receiving and reviewing complaints, determining a course of action and retaining the information on file. It also oversees the operation of the Ethics help-line as part of its responsibilities.

Any waiver of the Code for our executives and directors must be approved by the Board, or the appropriate Board committee, and disclosed publicly. There were no material departures from the Code in 2012.

The Code is posted on our website (www.transcanada.com).

2013 Management information circular -- 31

Conflicts of interest
The Code covers potential conflicts of interest.

Serving on other boards
The Board considers whether directors serving on the boards of all entities including public and private companies, Crown corporations and non-profit organizations pose any potential conflict. The Board reviewed these relationships and determined that they do not interfere with any of our director's ability to act in our best interests.

Our Code requires employees to receive consent before accepting a directorship with an entity that is not an affiliate. The CEO and executive vice-presidents (our executive leadership team) must receive the consent of the Governance committee. All other employees must receive the consent of their immediate supervisor.

Affiliates
The Board closely oversees relationships between TransCanada and any affiliates to avoid any potential conflicts of interest. This includes our relationship with TC PipeLines, LP, a master limited partnership listed on the NYSE.

Auditor independence
Pursuant to the Audit committee charter, the Audit committee reviews and approves our hiring policies for partners, employees and former partners and employees of our current and former external auditors to ensure auditor independence is maintained. The committee also monitors adherence to our policy.

Our Annual information form (AIF) includes more information about the Audit committee, including the committee charter. The 2012 AIF is available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

Majority voting
Our majority voting policy applies to electing a new Board when the number of nominated directors is the same as the number of director positions available. If, prior to a meeting, a nominated director receives more "withheld" proxy votes than 5% of the total votes cast by proxy, we will hold a vote by ballot for all directors. If a director receives more "withheld" than "for" votes cast by ballot, the director must resign from the Board. The Board will accept the resignation if there are no extenuating circumstances. We expect the Board to announce its decision to either accept or reject the director's resignation in a press release within 90 days after the annual meeting, and include its reasons for rejecting the resignation, if applicable.

This policy does not apply if there is a proxy contest over the election of directors.

Share ownership
We have share ownership requirements for our directors and executives to align their interests with those of our shareholders. Ownership levels are significant, and directors and executives must meet the requirements within five years of assuming their position. As of February 11, 2013, all of our directors met the share ownership requirements within the required time limits. Ms. Reynolds, who was appointed to the Board on November 30, 2011, and Ms. Salomone, who joined the Board on February 12, 2013, have five years from their respective appointment dates to meet the requirements.

See Aligning the interests of directors and shareholders on page 54 and Aligning the interests of executives and shareholders on page 70 for more information.

32 -- TransCanada Corporation

ROLE AND RESPONSIBILITIES OF THE BOARD
The Board's primary responsibilities are to foster TransCanada's long-term success, oversee our business affairs and management, and to act honestly, in good faith and in the best interests of TransCanada.

The Board's main objective is to promote our best interests to maximize long-term shareholder value and enhance shareholder returns.

The Board has key duties and responsibilities, delegates some duties to its four standing committees, and discharges others to management for managing the day-to-day affairs of the business.

Charters and position descriptions
The Board and each Board committee have adopted a charter that outlines its principal responsibilities.

They review the charters every year to ensure they reflect current developments in corporate governance and corporate practices, and approve any necessary changes.

The Board charter describes the:

•
composition and organization of the Board
•
duties and responsibilities for managing our affairs, and
•
oversight responsibilities for:
•
management and human resources
•
strategy and planning
•
financial and corporate issues
•
business and risk management, including compensation risk
•
policies and procedures
•
compliance reporting and corporate communications, and
•
general legal obligations, including its ability to use independent advisors as necessary.

The Board has also developed position descriptions for the Chair of the Board, each committee Chair and the CEO. The position descriptions for the Chair of the Board and the CEO are part of their terms of reference. The position descriptions for the Chair of each committee are contained in the committee charters.

See Appendix A for a copy of the Board charter. The Board charter, committee charters and position descriptions for the Chair of the Board and the CEO are posted on our website (www.transcanada.com).

2013 Management information circular -- 33

Strategic planning
We have a multi-year strategic plan that balances risk and reward.

The Board provides oversight and direction in the strategic planning process to ensure management develops corporate strategies that support our vision to be the leading energy infrastructure company in North America. We set annual corporate objectives to support our core strategies for achieving growth and creating value for shareholders. These are established with and approved by the Board every year.

The Board monitors management's progress toward achieving the strategic plan, and discusses a broad range of matters related to our strategy and business interests at each regularly scheduled meeting. Management also reports regularly on our operational and financial performance.

The Board generally holds a full day session on strategic planning every year and sessions on strategic matters throughout the year. See Meeting attendance on page 27 for more information about the meetings held in 2012 and Orientation and education on page 38 for more information about the strategic issues and planning sessions attended by Board members in 2012.

34 -- TransCanada Corporation

Risk oversight
The Governance committee oversees our risk management activities. It monitors the identified business risks using a risk matrix which categorizes the risks and shows the Board committee and executives responsible for specific oversight of each risk. The committee reviews TransCanada's key business risks with management at each committee meeting and the risk matrix with management annually to ensure there is proper Board and committee oversight according to the terms of their charters, and that we have management programs in place to mitigate those risks. It also recommends, along with the respective Board committee (or executive) assigned responsibility for specific risks, any enhancements to our risk management program and policies to the Board.

We manage risk by identifying the key business risks and categorizing them under six main areas:

•
corporate strategy
•
business strategy and execution
•
business opportunity
•
commercial operations
•
physical operations, and
•
general corporate risk (including compensation risk).

All of our executives are involved in the process and are accountable for developing plans and actions to prevent and/or mitigate the risks and to minimize any associated costs.

The Audit committee oversees financial risk, the Human Resources committee oversees human resources and compensation risk and the Health, Safety and Environment committee oversees operational safety and environmental risks.

The Audit committee oversees management's role in monitoring compliance with risk management policies and procedures and reviewing the adequacy of our financial risk management. Our financial risk management strategies, policies and limits are designed to ensure our risks and related exposures are in line with our business objectives and risk tolerance. Risks are managed within limits that are ultimately established by the Board, implemented by senior management and monitored by our risk management and internal audit groups.

2013 Management information circular -- 35

The Health, Safety and Environment committee monitors compliance with our HSE corporate policy through regular reporting from management. We have an integrated HSE management system that establishes a framework for managing HSE issues and is used to capture, organize and document our related policies, programs and procedures.

Our management system for HSE is modeled after international standards for environmental management systems, conforms to external industry consensus standards and voluntary regulatory programs, and complies with applicable legislative requirements and various other internal management systems. It follows a continuous improvement cycle organized into four key areas:

•
Planning: risk and regulatory assessment, objectives and targets, and structure and responsibility
•
Implementing: development and implementation of programs, procedures and practices aimed at operational risk management
•
Reporting: document and records management, communication and reporting, and
•
Action: ongoing audit and review of HSE performance.

The committee reviews HSE performance quarterly with comparison to previously set targets and takes into account incidents and highlights of performance during the relevant quarter, and reviews program plans and performance targets for subsequent years. It receives detailed reports on our operational risk management, including governance of these risks, operational performance and preventive maintenance, pipeline integrity, operational risk issues and applicable legislative developments. The committee also receives updates on any specific areas of operational risk management review being conducted by management.

Each year the committee's practice is to conduct a site visit and tour of at least one of our existing assets or projects under construction as part of its responsibility to monitor and review our HSE practices. The Board is invited to join the committee at its site visit and the Board also typically has a separate site visit each year.

See Compensation governance on page 47 for more information about how we manage our compensation risk.

36 -- TransCanada Corporation

Succession planning
The Human Resources committee oversees succession planning for management, and is directly responsible for developing the CEO succession plan and presenting it to the Board for discussion. Succession planning for the CEO position occurs over several years so potential candidates can grow into the role. It includes ongoing analysis of each potential candidate's performance, skills and experience, and an assessment of the personal attributes and characteristics that the committee and the Board believe are necessary for the role.

The CEO prepares an overview of the executive vice-president roles, noting the required skills and expertise for each position and the individual's areas of strength. He also prepares development plans for each executive to ensure ongoing performance is satisfactory, and presents them to the committee.

The CEO identifies potential future candidates for the executive vice-president positions, with input from the Human Resources committee. Each candidate is assessed based on their skills and experience and the competencies that are required for promotion to the senior executive level. Development opportunities are also identified so each candidate can receive additional or varied management experience, training, development and educational opportunities. The committee reviews each position and the performance assessment and competencies of potential successors at least once a year and makes recommendations to the Board for approval as appropriate.

Access to management
The Board has complete access to management, but gives reasonable advance notice to avoid disrupting the business and operations.

The Board encourages the executive leadership team to include key managers in Board meetings so they can share their expertise on specific matters. This gives the Board an opportunity to meet individuals who have the potential to assume more senior positions in the future, and for these individuals to gain exposure with the Board.

2013 Management information circular -- 37

ORIENTATION AND EDUCATION
New directors participate in an orientation program featuring sessions on corporate strategy, our main business issues, and historical and financial information about TransCanada. They also have an opportunity to visit and tour our facilities and project sites and meet with the executive leadership team and other directors. Our 2012 program included a site visit and sessions on strategic issues.

We tailor the sessions for each director based on individual needs and their specific areas of interest. New directors also meet with the Vice-President, Corporate Development and Strategy for an overview of the different areas of our business and operations and a discussion of key areas of interest. Briefing sessions are also held for new committee members.

Directors receive a reference manual with:

•
details about their duties and obligations as a member of the Board
•
information about our business and operations
•
copies of the Board and committee charters
•
copies of past public filings, and
•
documents from recent Board meetings.

The Governance committee reviews the orientation program and manual every year so they continue to meet our needs and those of new directors.

Continuing education helps strengthen a director's knowledge and understanding of the business, industry, governance and other issues. Senior management and external experts make presentations to the Board and committees from time to time on various topics related to the business, including changes to legal, regulatory and industry requirements.

The Governance committee develops the program every year based on current and emerging issues, our corporate objectives and input from other directors.

We also suggest seminars and education programs that may be relevant, and pay the registration fee and travel expenses as appropriate. We offer to pay annual fees for memberships with organizations that are appropriate and provide relevant publications and educational opportunities.

2012 director education program

2012	Topic	Presented/hosted by	Attended by

February 13	Strategic issues session – Solar generation	Senior Vice-President, Western Power and Gas Storage	All directors
	Eastern Mainline oil pipeline project	Senior Vice-President, Oil Pipelines

June 11-12	Strategic planning session – a number of topics related to the direction of	ELT, led by Executive Vice-President, Corporate Development	All directors
overall corporate strategy

October 3	Site visit to Parkway pipeline project near Toronto, Ontario including Maple compressor station	Executive Vice-President, Operations and Major Projects	Health, Safety and Environment committee

November 28	Strategic issues session – Organizational capability update	Executive Vice-President, Corporate Services	All directors
	2013 Strategy and portfolio management	Executive Vice-President, Corporate Development

38 -- TransCanada Corporation

BOARD EFFECTIVENESS
The Governance committee assesses the performance of the Board, Board committees and individual directors every year and reports the results to the Board. The Chair of the Board conducts one-on-one interviews with each director, and each committee conducts a self-assessment led by its committee Chair.

Assessments focus on the effectiveness of the Board and each committee and solicit input from directors about areas for potential improvement. Interviews include questions about personal and individual peer performance. The Chair of the Board summarizes the interview responses and reports them to the Governance committee and the Board.

The Chair of the Governance committee interviews each director about the performance of the Chair of the Board based on the Chair's terms of reference, and presents the results to the Board for discussion.

The Chair of the Board also conducts interviews with each member of the executive leadership team every year and reports the results to the Board.

The Governance committee believes the interview process is the most effective way for directors to give feedback that can be reviewed by the entire Board. The committee also monitors developments in board governance and evolving best practices in corporate governance.

Financial literacy
The Board has determined that all members of the Audit committee are financially literate, which means each member can read and understand a set of financial statements that are generally comparable to ours in terms of breadth and complexity of accounting issues. You can find more information about their education and financial experience in the director profiles starting on page 16, in the Audit committee report on page 43 and in the AIF which is available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

2013 Management information circular -- 39

Board renewal
The Governance committee regularly assesses the skill set of each director, and reviews it against the director retirement schedule, their ages and the composition of each Board committee. The review also takes into account the desirability of maintaining a reasonable diversity of backgrounds, and character and behavioural qualities such as integrity.

The Governance committee, with input from the Chair of the Board and the CEO, is responsible for identifying suitable director candidates, and canvasses the entire Board for potential nominees. The committee is responsible for assessing the individuals and proposing the strongest candidates for nomination.

The committee looks for a mix of skills and experience required for overseeing our affairs. The Board considers personal characteristics such as gender, ethnic background and geographic residence when looking at diversity, however, candidates are nominated as directors based on their background and ability to contribute to the Board and committee meetings.

The committee ensures that the Board seeks expertise in the following key areas:

• Accounting & Finance • Energy/Utilities • Engineering • Governance • Government • Health, Safety & Environment • International markets	• Law • Management/Leadership • Oil & Gas/Utilities • Operations • Regulatory, and • Risk management.

Candidates who are being nominated for the first time must have experience in industries similar to ours, or experience in general business management or with corporations that are similar in size and scope. Candidates must also be willing to serve on the Board, able to devote the necessary time to fulfill their duties and responsibilities and be under 70 years old.

The committee recommends potential candidates based on their qualifications and independence and how these qualities balance with the skill set of the current Board, the structure and composition of the committees and the director retirement schedule. This assessment helps the Board determine the best mix of skills and experience to guide our business operations and our long-term strategy.

Director tenure
The Governance committee reviews factors like age, changes in principal occupation or other relevant circumstances that may trigger the resignation or retirement of a director.

Once a director turns 70, he or she will not stand for re-election at the next annual meeting, unless:

•
they have not served seven consecutive years and the Board recommends that the director stand for re-election every year until the end of the seven year period, or
•
the Board recommends that a director stand for re-election because of their specific skills and experience.

The graphs below show the composition of our Board by years of service as of the date of this circular and after the annual and special meeting, assuming all of the nominated directors are elected:

Current composition	Post-meeting composition

40 -- TransCanada Corporation

The table below lists the likely retirement dates of the current non-executive directors based on current age, the Board committees they serve on, their education and their areas of expertise. The Governance committee considers these factors and others when discussing Board renewal. Dr. Draper will retire on April 26, 2013 prior to the annual and special meeting.

Retirement year	Director	Board committees	Education	Skills and experience

2013	E. Linn Draper	Health, Safety & Environment (Chair) Human Resources	Ph.D. Nuclear Science B.Sc. Chemical Engineering	Energy/Utilities Engineering Management/Leadership Operations & HSE

2014	Paule Gauthier	Health, Safety & Environment Human Resources	LL.M. LL.B. B.A.	Governance Government Law Regulatory

	W. Thomas Stephens	Human Resources (Chair) Health, Safety & Environment	M.Sc. Industrial Engineering	Building & Commercial products Engineering Forestry Management/Leadership Operations & HSE

2015	Derek H. Burney	Audit Governance (Chair)	M.A. Political Science B.A. Political Science	Civil aviation & Defence Energy/Utilities Government Regulatory Telecommunications

2017	Kevin E. Benson	Audit (Chair) Governance	B.A. Accounting	Accounting & Finance Economics Management/Leadership Transportation

2018	Paul L. Joskow	Audit Governance	Ph.D. Economics M.A. Economics B.A. Economics	Accounting & Finance Economics Energy/Utilities Governance Government Regulatory

	Richard E. Waugh	Governance	MBA B.Comm.	Banking International markets Management/Leadership

2022	D. Michael G. Stewart	Audit Health, Safety & Environment	B.Sc. Geological Sciences	Energy Management/Leadership Oil & Gas Operations & HSE

2023	S. Barry Jackson	Board Chair Governance Human Resources	B.Sc. Engineering	Engineering Management/Leadership Oil & Gas/Utilities Operations & HSE

2027	Paula Rosput Reynolds	Health, Safety & Environment Human Resources	B.A. Economics	Economics Energy/Utilities Insurance Management/Leadership Risk management

2030	Mary Pat Salomone	—	MBA B.A. Engineering	Energy/Utilities Engineering International markets Management/Leadership Operations & HSE

2013 Management information circular -- 41

COMMUNICATING WITH THE BOARD
Shareholder engagement allows us to hear directly from shareholders and other important stakeholders about any issues or concerns.

Shareholders, employees and others can contact the Board directly by writing to:

Chair of the Board of Directors
TransCanada Corporation
450 1st Street S.W.
Calgary, Alberta T2P 5H1

SHAREHOLDER PROPOSALS
According to Canadian law, shareholder proposals can only be considered for the annual meeting of common shareholders if they are submitted by a specific date. We did not receive any shareholder proposals for the 2013 annual and special meeting.

Our Corporate Secretary must receive any shareholder proposals before 5:00 p.m. MDT on November 12, 2013 to be considered for the Management information circular for our 2014 annual meeting of common shareholders.

BOARD COMMITTEES
The Board has four standing committees:

•
Audit committee
•
Governance committee
•
Health, Safety and Environment committee, and
•
Human Resources committee.

Each of the Board committees is comprised entirely of independent directors.

The Governance committee is responsible for reviewing the composition of each committee and recommending any changes once new directors are appointed or elected to the Board. Each Board committee must consist entirely of independent directors, except for the Health, Safety and Environment committee, which must have a majority of independent directors. Each committee has the authority to retain advisors to help it carry out its responsibilities. The Board does not have an executive committee.

Each committee reviews its charter at least once a year, and recommends any changes to the Governance committee and the Board. You can find the committee charters on our website (www.transcanada.com).

The Audit and the Human Resources committees hold simultaneous meetings, as do the Governance and Health, Safety and Environment committees, so each committee has sufficient time to focus on its responsibilities. As a result, Mr. Jackson, the independent non-executive Chair of the Board, is a voting member of the Governance committee and the Human Resources committee, and is not a member of the Audit committee or the Health, Safety and Environment committee. Mr. Waugh attends the Audit committee meetings as an observer and does not vote on any matters at that committee.

The committees will be reconstituted after the annual and special meeting.

All meetings have time set aside for members to discuss the committee operations and responsibilities without management present.

42 -- TransCanada Corporation

Audit committee

Members	Kevin E. Benson (Chair) Derek H. Burney Paul L. Joskow D. Michael G. Stewart
(Mr. MacNaughton served as a member of the Audit committee from June 14, 2006 until January 9, 2013, the effective date of his resignation from the Board.)

Meetings in 2012	5 regularly scheduled meetings (February, April, July, October, November)

Independent	4 independent directors, 100% independent and financially literate.

Mr. Benson, Chair of the Audit committee, is an "audit committee financial expert" as defined by the SEC in the U.S., and has the accounting or related financial management experience required under the NYSE rules.

Mandate	The Audit committee is responsible for assisting the Board in overseeing the integrity of our financial statements and our compliance with legal and regulatory requirements.
It is also responsible for overseeing and monitoring the internal accounting and reporting process and the process, performance and independence of our internal and external auditors.

The Audit committee meets in-camera with the Chief Financial Officer (CFO) at the beginning of each meeting, and also meets separately with the external and internal auditors and management. The committee also meets in-camera at the end of each meeting.

2012 highlights

•
Reviewed our 2012 interim and annual disclosure documents, including the unaudited interim and audited annual consolidated financial statements and related management's discussion and analysis (MD&A), AIF and any financial statements required by regulatory authorities and recommended them to the Board for approval.
•
Reviewed the appointment of the external auditors and estimated fees and recommended them to the Board for approval.
•
Reviewed the audit plans of the internal and external auditors and the non-audit services performed by KPMG relating to tax services and our pension plans.
•
Oversaw our financial reporting risks, including issues relating to materiality and risk assessment.
•
Received the external auditors' formal written statement of independence (which sets out all of its relationships with TransCanada) and its recommendations to management about our internal controls and procedures.
•
Recommended changes to the Canadian Pension Plan Statement of Investment Policies and Procedures as part of its annual review.
•
Reviewed the major accounting policies and estimates.
•
Recommended changes to the composition of third-party investment managers engaged to manage funds invested in the Canadian Pension Plan.
•
Monitored Canadian and U.S. financial reporting and legal and regulatory developments affecting our financial reporting process, controls and disclosure.
•
Reviewed the risk management policies, developments and reports relating to counterparty, insurance and market risks.
•
Recommended changes to the Code of business ethics to reflect industry best practices and consolidate our Code of business ethics for employees, Code of business ethics for contract workers and independent consultants and the Code of business ethics for directors into a single code.
•
Reviewed/recommended prospectuses/offering documents related to issuance of securities.

Our AIF includes more information about the Audit committee, including the committee charter, oversight responsibilities, each member's education and experience, and policies and procedures for pre-approving services. The 2012 AIF is available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

2013 Management information circular -- 43

Governance committee

Members	Derek H. Burney (Chair) Kevin E. Benson S. Barry Jackson Paul L. Joskow Richard E. Waugh

(Mr. MacNaughton served as Chair of the Governance committee from May 1, 2009 to January 9, 2013, the effective date of his resignation from the Board. Mr. Burney was appointed Chair of the Governance committee effective February 11, 2013.)

Meetings in 2012	3 regularly scheduled meetings (February, April, October)

Independent	5 independent directors, 100% independent

Mandate	The Governance committee is responsible for assisting the Board with maintaining strong governance policies and practices at TransCanada, reviewing the independence and financial literary of directors, managing director compensation and the Board assessment process, and overseeing our strategic planning process and risk management activities.

It monitors the relationship between management and the Board, directors' share ownership levels, governance developments and emerging best practices. It is also responsible for identifying qualified candidates for the Board to consider as potential directors.
It also recommends the meeting schedule for Board and committee meetings, site visits, and oversees matters related to the timing of our annual meeting.

The Governance committee meets in-camera at the beginning and end of each meeting.

2012 highlights

•
Reviewed the independence of each director according to our written criteria to give the Board guidance in its annual assessment of independence and the structure and composition of each committee and the other directorships held by Board members (including public and private companies, Crown corporations and non-profit organizations).
•
Oversaw our strategic planning process, including strategic issues to be considered and planning of our strategic issues and planning sessions in January, June and November.
•
Oversaw our risk management activities, including receiving updates on key business risks and making recommendations to the Board as appropriate.
•
Reviewed the identified principal risks with management to ensure we have proper Board and committee oversight and management programs in place to mitigate risks and our director share ownership requirements.
•
Reviewed our corporate governance guidelines and recommended appropriate changes to the Board for approval, including updating the fixed term membership policy to allow the Board to extend the renewable four year term of the Chair of the Board for such further period as may be deemed appropriate by the Board. The committee also recommended to the Board that the Chair terms of reference be amended to reflect this change. Based on a recommendation from the committee, the Board extended Mr. Jackson's term as Chair of the Board for a further two year term.
•
Reviewed say on pay updates and voting trends.
•
Monitored updates to securities regulation (regulation and legal updates affecting our policies, procedures and disclosure practices) and matters relating to the financial markets. The Governance committee continues to monitor legal developments in the U.S., emerging best practices in Canada and any legal or tax issues associated with a clawback policy to recoup executive compensation in the event we must restate our financial statements because of material non-compliance with any financial reporting requirements.
•
Oversaw the Board's retirement policy, Board renewal and the selection of new director candidates.
•
Reviewed the charters of the Board and other committees and recommended them with appropriate amendments to the Board for approval. The changes included amending the Board Charter to delete reference to approval of outside directorships of the executive leadership team as this falls within the Governance committee's responsibility.

44 -- TransCanada Corporation

Health, Safety and Environment committee

Members	E. Linn Draper (Chair, retiring April 26, 2013) Paule Gauthier Paula Rosput Reynolds W. Thomas Stephens D. Michael G. Stewart

Meetings in 2012	3 regularly scheduled meetings (February, April and October)

Independent	5 independent directors, 100% independent

Mandate	The Health, Safety and Environment committee is responsible for overseeing our health, safety, security and environmental practices and procedures.

It monitors our compliance with applicable legislation and meeting industry standards, and oversees our policies and procedures to prevent or mitigate losses and to protect our assets, network and infrastructure from malicious acts, natural disasters or other crisis situations.

The Health, Safety and Environment committee meets in-camera with the Vice-President, Community, Safety and Environment and separately at the end of each meeting. The committee also meets in-camera at the beginning of each meeting as necessary.

2012 highlights

•
Received quarterly reports on our health, safety, security, environmental activities and performance, including governance activities, leadership objectives and emergency management and detailed reports and analysis on operational risk management, governance and performance, including regulatory compliance matters and pipeline integrity.
•
Visited the Maple compressor station in Ontario and met with the employee representatives of the eastern region joint health, safety and environment committee.
•
Viewed the Parkway pipeline project right of way in the greater Toronto area and discussed urban encroachment and safety measures.
•
Monitored Canadian and U.S. air emissions and greenhouse gas policies.

2013 Management information circular -- 45

Human Resources committee

Members	W. Thomas Stephens (Chair)
E. Linn Draper (retiring April 26, 2013) Paule Gauthier S. Barry Jackson Paula Rosput Reynolds

Meetings in 2012	3 regularly scheduled meetings (February, October, November)
3 special meetings (January, April, September)

Independent	5 independent directors, 100% independent

Mandate	The Human Resources committee is responsible for assisting the Board with developing strong human resources policies and plans and succession planning, overseeing the compensation programs, and assessing the performance of the CEO and other members of the executive leadership team against pre-established objectives and recommending their compensation.

It approves all non-executive long-term incentive awards, and any major changes to the compensation program and benefits plans for employees. It is also responsible for the benefits under our Canadian pension plans and reviewing our share ownership requirements for executives.

The Human Resources committee meets in-camera at the beginning and end of each meeting.

2012 highlights

•
Assessed the performance of the executive leadership team and recommended the 2012 executive compensation awards to the Board for approval.
•
Held special meetings on executive compensation in January, April and September.
•
Reviewed the long-term incentive mix for our executive leadership team and approved an adjustment to the weighting so that 50% of the value is allocated each to executive share units (ESUs) and stock options.
•
Reviewed the methodology for determining the fair value of stock options and approved the approach of using TransCanada's accounting value as determined under the Binomial valuation model.
•
Adopted relative total shareholder return as the single performance measure for the 2012 ESU grant, and adjusted the vesting terms by introducing a minimum payout of 50% of target while keeping the maximum payout at 150%.
•
Reviewed and approved amendments to the retirement provisions of the ESU and stock option plans.

The committee also undertook a number of other activities during the year, and these go into effect beginning in 2013:

•
Reviewed the form and structure of our short-term incentive plan and approved
•
adjustments to the relative weighting of corporate, business unit and individual performance ratings, and
•
adopted an additive methodology to determine short-term incentive awards.
•
Reviewed the mandate, independence, performance and compensation of, and reappointed, the external compensation consultant.

46 -- TransCanada Corporation

Compensation

We are committed to high standards of corporate governance, including compensation governance.

This section tells you how the Board makes executive compensation decisions at TransCanada, and explains its decisions for 2012.

WHERE TO FIND IT

>	Compensation governance	47
	Expertise	48
	Compensation oversight	49
	External consultant	51
>	Director compensation	53
	Compensation discussion and analysis	53
	2012 details	56
>	Executive compensation	61
	Compensation discussion and analysis	61
	2012 details	92

Compensation governance

The Board, the Human Resources committee and the Governance committee are responsible for the integrity of our compensation governance practices.

Human Resources committee	Governance committee
• W. Thomas Stephens (Chair)	• Derek H. Burney (Chair)
• E. Linn Draper (retires April 26, 2013)	• Kevin E. Benson
• Paule Gauthier	• S. Barry Jackson
• S. Barry Jackson	• Paul L. Joskow
• Paula Rosput Reynolds	• Richard E. Waugh

The Board approves all matters related to executive and director compensation. The committees are responsible for reviewing compensation matters and making any recommendations. Both committees are entirely independent.

2013 Management information circular -- 47

EXPERTISE

Human resources and executive compensation
The Human Resources committee is responsible for executive compensation. It consists of five independent directors who have an appropriate mix of skills and experience in management, business, industry, human resources and public accountability for carrying out their responsibilities.

Skills and experience	Number of directors

Human resources/Compensation experience	5

CEO experience (oil and gas, forest and paper products, utilities and insurance industries)	4

Governance/Risk management experience	3

Legal expertise	1

Financial expertise	1

All of the members have experience as members of human resources or compensation committees of other public companies.

Mr. Stephens, the committee Chair, has also chaired the compensation committees of two other public companies. He is a former chief executive officer of four public companies, and has experience working with boards and compensation consultants in designing appropriate compensation programs.

Dr. Draper is a former chief executive officer of two U.S. public companies and is currently the Chair of the compensation committee of one other U.S. public company.

Mr. Jackson has also served as the Chair of the compensation committee for several public companies. As a former chief executive officer of a public oil and gas company, Mr. Jackson has experience in overseeing executive compensation programs and working closely with compensation consultants, and has been involved in all aspects of the design, implementation and administration of compensation programs as a senior executive and director.

Ms. Reynolds was the chief executive officer of two U.S. public companies and was responsible for overseeing compensation plans and their implementation, and has direct experience in designing detailed performance-based goals for executives.

Ms. Gauthier has legal expertise and experience in overseeing executive compensation programs as a member of compensation committees of public companies in banking and other industries.

In addition to the committee's collective experience in compensation matters, all of the members stay actively informed of trends and developments in compensation matters and the applicable legal and regulatory frameworks.

Governance
The Governance committee is responsible for director compensation and risk oversight. It consists of five independent directors who have a mix of skills and experience in business, risk, governance, human resources and compensation. Four of the members are currently or have been members of human resources or compensation committees of other public companies. Four of the members also have experience as a chief executive officer of one or more public companies, which has provided each of them with experience in oversight of and direct involvement in compensation matters.

You can find specific details about each director's background and experience in the director profiles starting on page 16, and more information about the committees starting on page 42.

48 -- TransCanada Corporation

COMPENSATION OVERSIGHT
Compensation oversight ensures executives and directors are compensated fairly, without incurring undue risk to TransCanada's business and operations.

The Board reviews our compensation policies and practices every year and considers the related risks, and makes any adjustments it deems necessary to ensure that our compensation policies are not reasonably likely to have a material adverse effect on TransCanada. It carries out this work directly or through the Human Resources committee and the Governance committee.

The Board has approved various compensation policies and practices to effectively identify and mitigate compensation risks and discourage members of the executive leadership team or others from taking inappropriate or excessive risks.

Multi-year strategic plan
We have a multi-year, corporate strategic plan that identifies our core strategies to help us achieve our vision of being the leading energy infrastructure company in North America:

•
maximize the full-life value of our infrastructure assets and commercial positions
•
commercially develop and build new asset investment programs
•
cultivate a focused portfolio of high quality development options, and
•
maximize our competitive strengths.

Executive compensation is closely linked to the strategic plan. Our annual corporate objectives support the strategic plan and are integrated in our compensation decision-making process. At the end of each year, the Board assesses our performance against the corporate objectives to determine the adjustment factor that is used in calculating short-term incentive awards for the executive leadership team and all other employees. The Board also ensures that the annual individual performance objectives for each member of the executive leadership team align with our corporate objectives and reflect performance areas that are specific to each role when it determines total direct compensation for each executive.

Compensation philosophy
Our compensation philosophy guides all compensation program design and decisions. Our approach to compensation is structured to meet four key objectives: pay for performance, be market competitive, align executives' interests with those of our shareholders and customers, and engage and retain our executives. In setting target compensation levels, each component – base salary, short-term and long-term incentives – as well as total direct compensation are determined with reference to median levels in our comparator group (see pages 69 through 77 for details).

Executive compensation is also designed to minimize risk as a significant portion of total direct compensation is variable or at-risk compensation. See pages 87 through 91 for the pay mix for each named executive.

Executive compensation structured to manage risk
The Human Resources committee and the Board have structured the executive compensation program to ensure that executives are compensated fairly and in a way that does not incur undue risk to TransCanada or encourage executives to take inappropriate risks.

•
Structured process: The committee has implemented a formal decision-making process that involves management, the committee and the Board. The committee uses a two-step review process for all compensation matters, reviewing and discussing items at an initial meeting before approving them at a subsequent meeting.

•
Benchmarking to ensure fairness: Director and executive compensation are reviewed every year, and benchmarked against comparator groups to assess competitiveness and fairness.

•
Modelling and stress testing: The committee uses modelling to stress test different compensation scenarios and potential future executive compensation. This includes an analysis of the potential effect of different

2013 Management information circular -- 49

  corporate performance scenarios on previously awarded and outstanding compensation to assess whether the results are reasonable. The committee also uses modelling to assess the payments under the terms of the executives' employment agreements for severance and change of control situations.

•
Independent advice: Management uses an external compensation consultant to conduct a competitive compensation review every year of all executive positions. This provides the committee and the Board with a market reference point when they assess individual performance in the context of overall corporate performance. The committee has also retained its own external consultant to advise it on human resources matters.

•
Emphasis on long-term incentives: The committee and the Board place a significant emphasis on long-term incentives when determining the total direct compensation for the executive leadership team. Our long-term incentives include ESUs and stock options – both incentive plans encourage value creation over the long-term and align executives' interests with those of our shareholders.

•
Pre-established objectives: The Board approves pre-established corporate, business unit and individual objectives every year for each member of the executive leadership team. These are used to assess their performance and determine their compensation, and executives agree to these objectives as set out in their annual performance agreements and scorecards.

•
Performance-based compensation: Awards under the ESU plan are paid out based on our performance against objectives set for the three-year vesting period.

•
Fixed limits on variable compensation payments: Short-term incentive payouts could be adjusted from target up to a maximum factor of 2.0 for individual performance and up to 1.2 for corporate performance. Long-term incentive awards under the ESU plan are limited to a maximum payout of 1.5 times the final number of units accrued at the end of the vesting period. These limits can only be exceeded if the Board uses its discretion to recognize extraordinary performance.

•
Discretion: The Board completes a formal assessment, and can then use its discretion to increase or decrease any compensation awards if it deems it appropriate based on market factors or other extenuating circumstances.

Policies and guidelines to manage risk
The Governance committee, the Human Resources committee and the Board have instituted several policies to ensure that compensation risk is appropriately managed and that the interests of both directors and executives are aligned with those of our shareholders. These policies are derived from best practices in governance and legal requirements.

•
Share ownership requirements: We implemented share ownership requirements for both directors and executives in 2003, reflecting the Board's view that directors and executives can best represent the interests of shareholders more effectively if they have a significant investment in TransCanada.

•
Hedging prohibited: In 2011, the Governance committee amended our trading policy for employees and insiders to include an anti-hedging policy. It prohibits executives and directors, and any others they designate, from purchasing financial instruments designed to hedge or offset a decrease in the market value of equity securities granted as compensation. This includes prepaid variable forward contracts, equity swaps, collars and units of exchange funds.

•
Reimbursement: If there is an incidence of misconduct with our financial reporting and we must restate our financial statements because of material non-compliance with a financial reporting requirement, our CEO and CFO are required by law to reimburse TransCanada for incentive-based compensation related to the period the misconduct occurred. They must also reimburse us for any profits they realized from trading TransCanada securities during the 12 months following the issue of the misstated financial statements. The Governance committee continues to monitor legal developments in the U.S., emerging best practices in Canada and any legal or tax issues associated with a clawback policy to recoup executive compensation in

50 -- TransCanada Corporation

  the event we must restate our financial statements because of material non-compliance with any financial reporting requirements.

•
Say on pay: We have implemented a non-binding advisory shareholder vote on our approach to executive compensation. We held say on pay votes at our annual shareholder meetings in 2010, 2011 and 2012. These advisory votes were approved by 86.77% of voting shareholders in 2010, 90.25% of voting shareholders in 2011 and 96.63% of voting shareholders in 2012 confirming that a significant majority of shareholders have accepted our approach to executive compensation.

•
Code of business ethics: To reflect industry best practices, in 2012 we consolidated our Code of business ethics for employees, Code of business ethics for contract workers and independent consultants and the Code of business ethics for directors into a single code. The Code incorporates principles of good conduct and ethical and responsible behaviour to guide our decisions and actions and the way we conduct business.

After considering the implications associated with our compensation policies and practices and completing a review of our policies and practices described above, the Board believes that:

•
we have the proper practices in place to effectively identify and mitigate potential risk, and
•
TransCanada's compensation policies and practices do not encourage any member of our executive leadership team, or any employee to take inappropriate or excessive risks, and are not reasonably likely to have a material adverse effect on our company.

In addition to our compensation policies and practices, our corporate values – Integrity, Collaboration, Responsibility and Innovation – also guide director, officer and employee behaviour, underpin our company culture and define the character of the organization we share and work in every day.

EXTERNAL CONSULTANT
TransCanada first retained Towers Watson in 2002 to provide human resources consulting services to management.

The Human Resources committee retains an individual consultant from Towers Watson as its independent advisor on human resources matters to help carry out its mandate. The consultant was originally retained in 2006. The committee obtains independent advice from the consultant to support its compensation review and decision-making and while the information is an important tool in the committee's processes, the committee is responsible for making its own decisions and recommendations to the Board, which reflect other factors and considerations discussed in the Executive compensation discussion and analysis (CD&A) included herein. The committee engaged the consultant again in 2012 based on the quality of the advisory services on executive compensation matters.

As the Human Resources committee's consultant is from the same firm as management's consultant, TransCanada and Towers Watson have taken several steps to maintain the independence of the external consultant, including ensuring that the consultant's pay is not directly affected by any change in services provided to management or the Board committees.

The consultant:

•
is not the client relationship manager
•
is not involved in any client development activities related to increasing consulting services to us
•
only provides services to the Human Resources committee, and
•
has limited interactions with management unless they specifically relate to matters for the committee's review or approval.

2013 Management information circular -- 51

The Human Resources committee created a mandate for the consultant that includes:

  •
  advising on compensation levels for the CEO
  •
  assessing the CEO's recommendations on the compensation of the other named executives
  •
  attending all of its committee meetings (unless otherwise requested by the committee Chair)
  •
  providing data, analysis or opinion on compensation-related matters requested by the committee or its Chair, and
  •
  reporting to the committee on all matters related to executive compensation.

In 2012, the Human Resources committee adopted a pre-approval policy for fees paid to Towers Watson. Under the policy, the committee must pre-approve the fees and terms of service for TransCanada with any compensation consultant that also provides independent advice to the committee. The Chair of the committee is authorized to pre-approve the terms of engagement and additional fees up to $250,000 between scheduled meetings and must report any pre-approval to the committee. The table below shows the fees paid to Towers Watson in 2011 and 2012.

Executive compensation-related fees

Towers Watson	2012	2011

Consulting to the Human Resources committee	$158,000	$164,003

Consulting to human resources management
• compensation consulting and market data services for executives and non-executives	156,000	197,000
• benefit and pension actuarial consulting services for our Canadian and U.S. operations	2,232,000	2,278,358
Consulting to the Governance committee
• preparing an annual report on director compensation	33,000	32,000

All other fees	–	–

Total fees	$2,579,000	$2,671,361

52 -- TransCanada Corporation

Director compensation discussion and analysis

WHERE TO FIND IT

>	Director compensation discussion and analysis	53
	Approach	53
	Components	55
>	2012 details	56
	Director compensation table	56
	At-risk investment	58
	Incentive plan awards	60

APPROACH
Our director compensation program reflects our size and complexity, and reinforces the importance we place on shareholder value. Director compensation includes annual retainers and meeting fees that are paid in cash and DSUs to link a significant portion of their compensation to the value of our shares (see Deferred share units, below for more information about the DSU plan).

The Board follows a formal performance assessment process to ensure directors are engaged and make meaningful contributions to the Board and committees they serve on.

The Governance committee reviews director compensation at least once a year, and makes compensation recommendations to the Board for its review and approval. Recommendations take into consideration the directors' time commitment, duties and responsibilities, and director compensation practices at comparable companies.

Directors of TransCanada also serve as directors of TCPL. Board and committee meetings of TransCanada and TCPL run concurrently, and the director compensation described below is for serving on both Boards. TransCanada does not hold any material assets directly, other than TCPL common shares and receivables from some of our subsidiaries. As a result, TCPL assumes all directors' costs according to a Management services agreement between the two companies.

Benchmarking
Director compensation is benchmarked against two comparator groups. The companies in the custom comparator group are relatively consistent with the publicly-traded companies included in the executive compensation comparator group and this group provides an industry specific market reference point. Since directors tend to be recruited from a variety of industries, the general industry comparator group provides an additional market reference point of publicly-traded Canadian companies that are similar in size and scope to TransCanada. Total compensation is determined with reference to median levels in our comparator groups, so we can attract and retain qualified directors. Towers Watson conducts an independent review of director compensation every year, and prepares a report on compensation paid by our comparator companies. The Governance committee refers to the report when conducting its compensation review.

2012 comparator groups

Custom comparator group	General industry comparator group

ATCO Ltd.	Agrium Inc.
Canadian Natural Resources Ltd.	Canadian National Railway Company
Cenovus Energy Inc.	Canadian Pacific Railway Limited
Enbridge Inc.	Cenovus Energy Inc.
Encana Corporation	Enbridge Inc.
Fortis Inc.	Encana Corporation
Husky Energy Inc.	Maple Leaf Foods Inc.
Imperial Oil Ltd.	Metro Inc.
Nexen Inc.	National Bank of Canada
Suncor Energy Inc.	Potash Corporation of Saskatchewan Inc.
Talisman Energy Inc.	Resolute Forest Products Inc.
TransAlta Corporation	Suncor Energy Inc.
Talisman Energy Inc.
TELUS Corporation

2013 Management information circular -- 53

Aligning the interests of directors and shareholders
The Board believes that directors can represent the interests of shareholders more effectively if they have a significant investment in TransCanada. Directors must hold at least six times their annual cash retainer ($420,000) in shares or DSUs within five years of joining the Board. The minimum was increased from five times in October 2011, to reinforce the importance of share ownership and more closely align the interests of directors and shareholders.

Directors can meet the requirements by purchasing TransCanada shares, participating in our dividend reinvestment plan or by directing all or a portion of their compensation to be paid in DSUs. We recalibrate the ownership values if the cash retainer is increased.

If their holdings fall below the minimum level because of fluctuations in our share price, we expect directors to attain the minimum threshold within a reasonable amount of time set by the Governance committee.

As President and CEO, Mr. Girling must instead meet our CEO share ownership requirement under the executive share ownership guidelines which is four times his base salary. Mr. Girling meets these ownership requirements (see page 87 for details).

As of February 11, 2013, all of our directors had met the share ownership requirements within the required time limits. Ms. Reynolds, who was appointed to the Board on November 30, 2011, and Ms. Salomone who joined the Board on February 12, 2013, have five years from their respective appointment dates to meet the requirements.

Deferred share units
DSUs are notional shares that have the same value as TransCanada shares. DSUs earn dividend equivalents as additional units, at the same rate as dividends paid on our shares.

Introduced in 1998, our DSU plan allows directors to choose to receive a portion of their retainers, meeting fees and travel fees in DSUs instead of cash. The plan also allows the Governance committee to use discretion to grant DSUs to directors as additional compensation (excluding employee directors such as our President and CEO). No discretionary grants of DSUs were made to directors in 2012.

Directors redeem their DSUs when they retire from the Board. Directors can redeem their DSUs for cash or shares purchased on the open market.

54 -- TransCanada Corporation

COMPONENTS
Directors receive annual retainers, meeting fees and travel fees when applicable. They are also reimbursed for out-of-pocket expenses they incur while attending meetings, and are paid a per diem for Board and committee activities outside of our meeting schedule. Directors who are U.S. residents receive the same amounts in U.S. dollars. Mr. Girling is an employee of TransCanada and is compensated in his role as President and CEO, and does not receive any director compensation. Both the annual Board retainer and the separate retainer for the Chair of the Board are paid in cash and DSUs according to the fee schedule below:

2012 compensation

Retainers paid quarterly from the date the director is appointed to the Board and committees

Board retainer	$155,000 per year
paid to each director except the Chair of the Board	($70,000 cash + $85,000 in DSUs)	represented 1,921 DSUs for Canadian directors and 1,922 DSUs for U.S. directors in 2012

Chair of the Board	$410,000 per year
receives a higher retainer because of his level of responsibility	($180,000 in cash + $230,000 in DSUs)	represented 5,198 DSUs in 2012

Committee retainer paid to each committee member except the Chair of the committee	$5,500 per year

Committee Chairs receive a higher committee retainer for additional duties and responsibilities	$12,000 per year

Meeting fees
Chair of the Board	$3,000 per Board meeting chaired

Board and committee meetings	$1,500 per meeting

Travel fees
if round trip travel is more than three hours	$1,500 per round trip

Other fees special assignments	$1,500 (per diem for additional activities)	no such fees were paid in 2012

DSUs are credited quarterly, in arrears, using the closing price of TransCanada shares on the TSX at the end of each quarter. In 2012, five directors chose to receive 100% of their retainer and meeting and travel fees in DSUs:

•
Kevin E. Benson
•
E. Linn Draper
•
S. Barry Jackson
•
John A. MacNaughton, and
•
Richard E. Waugh

There were no changes to director compensation in 2012.

Beginning in 2013, the mandatory DSU portion of the directors' annual compensation was increased by $15,000 from $85,000 to $100,000 and the mandatory DSU portion of the annual compensation for the Chair of the Board was increased by $30,000 from $230,000 to $260,000 to more closely align compensation to the market 50th percentile of our comparator groups and to continue to attract skilled directors to the Board.

2013 Management information circular -- 55

Director compensation – 2012 details

The table below shows total director compensation awarded, credited or paid in 2012.

DIRECTOR COMPENSATION TABLE

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)

Kevin E. Benson	114,500	85,000	–	–	–	–	199,500

Derek H. Burney	114,000	85,000	–	–	–	–	199,000

Wendy K. Dobson (retired April 27, 2012)	39,758	27,555	–	–	–	–	67,313

E. Linn Draper (retiring April 26, 2013)	122,015	85,000	–	–	–	–	207,015

Paule Gauthier	112,500	85,000	–	–	–	–	197,500

S. Barry Jackson	208,500	230,000	–	–	–	23,301	461,801

Paul L. Joskow	112,500	85,000	–	–	–	–	197,500

John A. MacNaughton (retired January 9, 2013)	114,500	85,000	–	–	–	–	199,500

David P. O'Brien (retired April 27, 2012)	32,258	27,555	–	–	–	–	59,813

Paula Rosput Reynolds	112,701	85,000	–	–	–	–	197,701

Mary Pat Salomone (joined February 12, 2013)	–	–	–	–	–	–	–

W. Thomas Stephens	123,500	85,000	–	–	–	–	208,500

D. Michael G. Stewart	108,000	85,000	–	–	–	–	193,000

Richard E. Waugh (joined February 1, 2012)	97,388	77,761	–	–	–	—	175,149

Notes

•
Fees earned includes Board and committee retainers, meeting fees and travel fees paid in cash, including the portion they chose to receive as DSUs.

•
Share-based awards include the portion of the Board retainer ($85,000) and the Board Chair retainer ($230,000) that we automatically pay in DSUs. There were no additional grants of DSUs in 2012.

•
In 2012, Mr. Jackson was reimbursed $17,673 for third-party office and other expenses, and received a reserved parking space valued at $5,628.

56 -- TransCanada Corporation

The table below is a breakdown of director compensation by component. It includes the total fees paid in cash and the DSUs awarded or credited as at the grant date, unless stated otherwise.

	Retainers			Meeting fees		Travel	Other	Totals

Name	Board ($)	Committee ($)	Committee Chair ($)	Board meetings ($)	Committee meetings ($)	Travel fee ($)	Strategic planning sessions ($)	Fees paid in cash ($)	DSUs credited ($)	Total cash & DSUs credited ($)

Kevin E. Benson	70,000	5,500	12,000	12,000	12,000	1,500	1,500	–	199,500	199,500

Derek H. Burney	70,000	11,000	–	12,000	12,000	7,500	1,500	114,000	85,000	199,000

Wendy K. Dobson (retired April 27, 2012)	22,692	3,566	–	3,000	7,500	3,000	–	39,758	27,555	67,313

E. Linn Draper (retiring April 26, 2013)	70,000	5,515	12,000	12,000	12,000	9,000	1,500	–	207,015	207,015

Paule Gauthier	70,000	11,000	–	12,000	13,500	4,500	1,500	83,500	114,000	197,500

S. Barry Jackson	180,000	–	–	24,000	–	1,500	3,000	–	438,500	438,500

Paul L. Joskow	70,000	11,000	–	12,000	12,000	6,000	1,500	112,500	85,000	197,500

John A. MacNaughton (retired January 9, 2013)	70,000	5,500	12,000	10,500	12,000	3,000	1,500	–	199,500	199,500

David P. O'Brien (retired April 27, 2012)	22,692	3,566	–	1,500	4,500	–	–	9,566	50,247	59,813

Paula Rosput Reynolds	70,000	9,701	–	10,500	13,500	7,500	1,500	54,851	142,850	197,701

Mary Pat Salomone (joined February 12, 2013)	–	–	–	–	–	–	–	–	–	–

W. Thomas Stephens	70,000	5,500	12,000	10,500	13,500	10,500	1,500	100,900	107,600	208,500

D. Michael G. Stewart	70,000	11,000	–	12,000	12,000	1,500	1,500	108,000	85,000	193,000

Richard E. Waugh (joined February 1, 2012)	64,038	4,850	–	10,500	12,000	4,500	1,500	–	175,149	175,149

Notes

•
DSUs credited includes the minimum portion of the Board retainer paid in DSUs ($230,000 for the Chair and $85,000 for the other directors) plus the portion of the retainers, meeting fees and travel fees directors chose to receive in DSUs in 2012. DSUs were paid quarterly based on $42.83, $42.67, $44.74 and $47.02, the closing prices of TransCanada shares on the TSX at the end of each quarter in 2012. Directors are able to redeem their DSUs when they retire from the Board.

•
Total cash & DSUs credited is the total dollar amount paid for duties performed on the TransCanada and TCPL boards.

•
Committee meeting fees for Mr. Waugh include $7,500 received for attending five Audit committee meetings as an observer. He also received $1,500 for attending one Governance committee meeting as an observer prior to becoming a member.

•
Committee meeting fees for Ms. Reynolds include $4,500 received for attending two Human Resources and one Health, Safety and Environment committee meeting as an observer prior to becoming a member of each committee.

2013 Management information circular -- 57

AT-RISK INVESTMENT
The table below shows:

•
the total value of each director's shares and DSUs or shares of our affiliates, including the DSUs credited as dividend equivalents until January 31, 2013
•
their holdings as a percentage of their annual cash retainer, and
•
the minimum equity investment required, as a multiple of their annual cash retainer.

The change in value represents the value of DSUs received in 2012, including dividend equivalents accrued until January 31, 2013, plus any additional shares acquired in 2012.

All of the directors have met the share ownership requirements within the required timeframe. Ms. Reynolds, who was appointed to the Board on November 30, 2011, and Ms. Salomone, who joined the Board on February 12, 2013, have five years from their respective appointment dates to meet the requirements. Mr. Girling meets the CEO ownership requirements under the executive share ownership guidelines. See pages 54 and 70 for more information about our share ownership requirements for directors and executives.

None of the nominated directors (or all of our directors and executives as a group) own more than 1% of TransCanada shares, or any class of shares of its subsidiaries and affiliates.

In the table:

•
DSUs include DSUs credited as dividend equivalents until January 31, 2013.
•
Total market value is the market value of TransCanada shares and DSUs, calculated using a closing share price on the TSX of $41.48 on February 13, 2012 and $48.25 on February 11, 2013. It includes DSUs credited as dividend equivalents until January 31, 2013.
•
Mr. Stewart's holdings include 1,853 shares held by his wife.
•
Mr. Waugh's holdings include 4,150 shares held by his wife.

58 -- TransCanada Corporation

At-risk investment table

					At-risk investment		Minimum investment required

Name	Date	Common shares	DSUs	Total common shares and DSUs	Total market value ($)	As a multiple of annual cash retainer	Total value of minimum investment	Multiple of annual cash retainer

Kevin E. Benson	2013	13,000	46,694	59,694	2,880,236	41.15	420,000	6x

	2012	13,000	40,483	53,483	2,218,475	31.69	420,000	6x

	Change	–	6,211	6,211	661,761	9.45

Derek H. Burney	2013	5,790	38,109	43,899	2,118,127	30.26	420,000	6x

	2012	4,606	34,770	39,376	1,633,316	23.33	420,000	6x

	Change	1,184	3,339	4,523	484,810	6.93

E. Linn Draper	2013	–	47,835	47,835	2,308,039	32.97	420,000	6x

(retiring April 26, 2013)	2012	–	41,413	41,413	1,717,811	24.54	420,000	6x

	Change	–	6,422	6,422	590,228	8.43

Paule Gauthier	2013	2,000	49,267	51,267	2,473,633	35.34	420,000	6x

	2012	2,000	44,854	46,854	1,943,504	27.76	420,000	6x

	Change	–	4,413	4,413	530,129	7.57

S. Barry Jackson	2013	39,000	90,148	129,148	6,231,391	34.62	1,080,000	6x

	2012	39,000	76,964	115,964	4,810,187	26.72	1,080,000	6x

	Change	–	13,184	13,184	1,421,204	7.90

Paul L. Joskow	2013	5,000	28,949	33,949	1,638,039	23.40	420,000	6x

	2012	5,000	25,956	30,956	1,284,055	18.34	420,000	6x

	Change	–	2,993	2,993	353,984	5.06

John A. MacNaughton	2013	50,000	35,712	85,712	4,135,604	59.08	420,000	6x

(retired January 9, 2013)	2012	50,000	29,912	79,912	3,314,750	47.35	420,000	6x

	Change	–	5,800	5,800	820,854	11.73

Paula Rosput Reynolds	2013	2,500	3,653	6,153	296,882	4.24	420,000	6x

	2012	2,500	334	2,834	117,554	1.68	420,000	6x

	Change	–	3,319	3,319	179,328	2.56

Mary Pat Salomone	2013	–	–	–	–	–	–

(joined February 12, 2013)	2012	–	–	–	–	–	–	–

	Change	–	–	–	–	–

W. Thomas Stephens	2013	1,800	17,745	19,545	943,046	13.47	420,000	6x

	2012	1,800	14,673	16,473	683,300	9.76	420,000	6x

	Change	–	3,072	3,072	259,746	3.71

D. Michael G. Stewart	2013	14,339	18,858	33,197	1,601,755	22.88	420,000	6x

	2012	13,801	16,249	30,050	1,246,474	17.81	420,000	6x

	Change	538	2,609	3,147	355,281	5.08

Richard E. Waugh	2013	29,150	4,043	33,193	1,601,562	22.88	420,000	6x

(joined February 1, 2012)	2012	19,150	–	19,150	794,342	11.35	420,000	6x

	Change	10,000	4,043	14,043	807,220	11.53

Total	2013	162,579	381,013	543,592	26,228,314

	2012	150,857	325,608	476,465	19,763,768

	Change	11,722	55,405	67,127	6,464,546

2013 Management information circular -- 59

INCENTIVE PLAN AWARDS

Outstanding option-based and share-based awards
The table below shows all outstanding option-based and share-based awards previously granted to the directors that were outstanding at the end of 2012. Year-end values are based on $47.02, the closing price of TransCanada shares on the TSX at December 31, 2012.

	Option-based awards				Share-based awards

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)

Kevin E. Benson	–	–	–	–	46,694	2,195,565	–

Derek H. Burney	–	–	–	–	38,109	1,791,922	–

Wendy K. Dobson (retired April 29, 2012)	–	–	–	–	–	–	2,433,427

E. Linn Draper (retiring April 26, 2013)	–	–	–	–	47,835	2,249,246	–

Paule Gauthier	–	–	–	–	49,267	2,316,546	–

S. Barry Jackson	–	–	–	–	90,148	4,238,778	–

Paul L. Joskow	–	–	–	–	28,949	1,361,194	–

John A. MacNaughton (retired January 9, 2013)	–	–	–	–	35,712	1,679,187	–

David P. O'Brien (retired April 29, 2012)	–	–	–	–	–	–	–

Paula Rosput Reynolds	–	–	–	–	3,653	171,806	–

Mary Pat Salomone (joined February 12, 2013)	–	–	–	–	–	–	–

W. Thomas Stephens	–	–	–	–	17,745	834,370	–

D. Michael Stewart	–	–	–	–	18,858	886,731	–

Richard E. Waugh (joined February 1, 2012)	–	–	–	–	4,043	190,102	–

Notes

•
Number of shares or units of shares that have not vested includes the total number of DSUs, plus reinvested units earned as dividend equivalents on all outstanding DSUs until January 31, 2013.

•
The total market or payout value of share-based awards that have not vested is $17,915,447.

60 -- TransCanada Corporation

Executive compensation discussion and analysis

WHERE TO FIND IT

>	Executive compensation discussion and analysis	61
	Executive summary	61
	Approach	67
	Components	71
	Compensation decisions in 2013	80
	Payout of 2010 executive share unit award	84
	Executive profiles	86
>	2012 details	92
	Summary compensation table	92
	Incentive plan awards	97
	Equity compensation plan information	100
	Retirement benefits	101
	Termination and change of control	102

EXECUTIVE SUMMARY
TransCanada's vision is to be the leading energy infrastructure company in North America, with a strong focus on pipelines and power generation opportunities located in regions where we have or can develop significant competitive advantages.

Our strategy for growth and value creation has four key elements:

•
maximize the full-life value of our infrastructure assets and commercial positions
•
commercially develop and build new asset investment programs
•
cultivate a focused portfolio of high-quality development options, and
•
maximize our competitive strengths.

We developed this strategy in 2000 – the fundamentals remain the same and we have focused on the steady and consistent implementation of this strategy.

Executive compensation is designed to 'pay for performance' by rewarding executives for delivering strong results that meet our corporate objectives and support our overall strategy.

This CD&A explains our executive compensation program, our 2012 performance, the performance assessment by the Human Resources committee and the Board, and their compensation decisions for our named executives:

•
Russell K. Girling, President and CEO
•
Donald R. Marchand, Executive Vice-President and CFO
•
Alexander J. Pourbaix, President, Energy and Oil Pipelines
•
Gregory A. Lohnes, Executive Vice-President, Operations and Major Projects
•
Karl Johannson, President, Natural Gas Pipelines, and
•
Donald M. Wishart, (former) Executive Vice-President, Operations and Major Projects.

The named executives and three other executive vice-presidents make up our executive leadership team, with the exception of Mr. Wishart who stepped down from his position as Executive Vice-President, Operations and Major Projects on October 31, 2012. We retained Mr. Wishart in a part-time role beginning on November 1, 2012, and he will retire from TransCanada on December 31, 2013.

Performance results
To evaluate overall corporate performance for 2012, the committee and the Board looked at a number of quantitative and qualitative factors including financial and share performance, execution of ongoing projects and transactions, safety, operational performance and progress on key growth initiatives.

TransCanada experienced earnings challenges this year. Our comparable earnings per share of $1.89 was below our target of $2.20. This was due largely to delays in the refurbishment of Bruce Power's Units 1 and 2, decreased revenues from our U.S. natural gas pipelines, the Sundance A Power Purchase Agreement (PPA) force majeure, and the absence of a National Energy Board (NEB) decision with respect to the 2012-2013 Canadian Mainline tolls application.

This past year saw the resolution of several outstanding issues impacting our power assets, providing greater certainty for revenues in the coming years:

•
The Unit 3 West Shift Plus planned outage at Bruce Power was completed in June. This extended the life of Unit 3 until at least 2021.

2013 Management information circular -- 61

•
An arbitration panel decided that TransCanada's PPA in the 560 megawatt (MW) Sundance A facility should not be terminated and ordered TransAlta Corporation to rebuild Sundance A Units 1 and 2. TransAlta Corporation announced that it expects the units to be returned to service in the fall of 2013.
•
The U.S. Federal Energy Regulatory Commission ruled largely in our favor with respect to a formal complaint against the New York Independent System Operator determining they had improperly applied buyer-side market power mitigation rules which has negatively impacted New York capacity market prices since July of 2011. The ruling is expected to positively impact future capacity market prices for our Ravenswood generating station.

Usage patterns on the Canadian Mainline have changed significantly in recent years, with volumes from the Western Canada Sedimentary Basin (WCSB) falling by half while demand grows for short-haul transportation on the eastern end of the system. We have addressed this fundamental shift with a proposed restructuring of Canadian Mainline tolls and services that was the subject of an NEB hearing in 2012. Our comprehensive restructuring proposal would enhance the competitiveness of WCSB gas for western shippers and also addressed the changes in usage patterns across the system. We expect a decision on the application late first quarter or early second quarter of 2013.

We secured tolling settlements with our shippers for several of our U.S. natural gas pipelines, captured projects that will connect new natural gas supply and markets and restructured our offshore business to enhance its value.

We continued to execute well on the delivery of capital projects, with approximately $700 million delivered on time and on budget.

We announced that what had previously been the Cushing to U.S. Gulf Coast portion of the Keystone XL Pipeline had its own independent value to the marketplace, and that we plan to build it as the stand-alone Gulf Coast Project, which is not part of the Keystone XL Presidential Permit process. The pipeline will extend from Cushing, Oklahoma to the U.S. Gulf Coast. Construction began in August 2012 and we expect to place the pipeline in service in late 2013.

We were successful in securing over $9 billion of new projects in 2012:

•
We formed a partnership with Shell Canada Limited (Shell), called Coastal GasLink, to build and operate the proposed $4 billion pipeline to move Alberta System gas to Shell's proposed west coast LNG project near Kitimat, B.C.
•
We were awarded $1.9 billion for new pipeline infrastructure projects to meet the growing demand for natural gas in Mexico.
•
We were awarded oil pipeline projects totalling $4 billion (TransCanada's interest is $2.5 billion) including the Keystone Hardisty Terminal, the Grand Rapids Pipeline and the Northern Courier Pipeline.
•
We signed a contract with the Ontario Power Authority to develop, own and operate a new 900 MW natural gas-fired power plant in the eastern Ontario town of Greater Napanee. We plan to invest approximately $1.0 billion in the Napanee facility.

We accessed capital markets to meet our financing needs and managed our capital structure to maintain flexibility and to preserve our strong credit rating.

We believe we are well positioned to build on our long-term track record of sustainable earnings, cash flow and dividends to deliver attractive and sustainable returns to shareholders over the long-term.

62 -- TransCanada Corporation

Compensation highlights
The Human Resources committee and Board made the following executive compensation decisions in 2013:

•
Four of our named executives received an increase to base salary to maintain competitiveness with our comparator group and recognize proficiency in their roles. The average annual increase was 4.5%. Mr. Girling's base salary positioning against our comparator group was unchanged from 2012 so it was maintained at the existing (2012) level.
•
The committee and the Board, after considering the performance results and their relative weighting (50% on financial results and 50% on operational, growth and other business considerations), determined that overall corporate performance for 2012 was below target and they assigned a corporate adjustment factor (CAF) of 0.90. The CAF is used in the determination of the short-term incentive awards for our named executives.
•
Long-term incentives for 2012 were awarded based on assessments by the Board and committee of each named executive's individual performance and potential to contribute to TransCanada's future success. Long-term incentive award targets and associated ranges for our executive leadership team were adjusted to more closely align to median levels in our comparator group and this resulted in higher awards to the named executives compared to 2012. Actual long-term incentive awards granted to the named executives averaged 96% of the target award levels.
•
The payout of the 2010 ESU grant was based on a performance multiplier of 1.11, reflecting overall performance above target compared to pre-established objectives over the three-year performance period. The named executives realized 165% of the original grant value awarded in 2010 largely due to the impact of total shareholder return of 47% for the three-year period ending December 31, 2012.

You can read more about the compensation decisions starting on page 80.

2013 Management information circular -- 63

Compensation vs. financial performance
The chart below compares our key financial results for the last five fiscal years to total direct compensation awarded to the named executives for the same period. Total direct compensation includes base salary, the short-term incentive award (paid in the first quarter following the performance year) and the grant value of ESU and stock option awards.

The table below shows total direct compensation awarded to our named executives as a percentage of our comparable earnings for the last five fiscal years:

	2008	2009	2010	2011	2012

Total direct compensation awarded to the named executives (as a % of comparable earnings)	1.4%	1.4%	1.1%	1.1%	1.3%

Notes

•
The non-GAAP measures for 2008 and 2009 are calculated using our financial statements prepared under Canadian generally accepted accounting principles (GAAP) applicable for such periods and are not necessarily comparable to the equivalent numbers prepared using U.S. GAAP in subsequent periods. See Appendix B for non-GAAP measures.

•
Total direct compensation for 2012 excludes Mr. Wishart, who stepped down from his position on October 31, 2012.

64 -- TransCanada Corporation

Compensation vs. total shareholder return
Our total shareholder return (TSR), the change in value of TransCanada shares plus reinvestment of dividends, has tracked favourably against the S&P/TSX Composite Total Returns Index over the last five years, delivering an annual compound return of 7.4% compared to 0.8% for the Index.

The chart below illustrates TSR, assuming an initial investment of $100 in TransCanada shares on December 31, 2007, and compares it to the return of the S&P/TSX Composite Total Returns Index and the trend in total direct compensation awarded to our named executives over the same period.

TSR is only one of the performance measures the Board considers when assessing performance and determining compensation for our named executives, so we do not necessarily expect there to be a direct correlation between TSR and total direct compensation awarded in a given period. In addition, the realized value of long-term compensation awarded in any given year is not guaranteed. A portion of it is equity-based, and its value is directly affected by changes in our share price.

At Dec. 31	2007	2008	2009	2010	2011	2012	Compound annual growth

TRP	$100.00	$84.90	$97.10	$106.50	$130.10	$142.90	7.4%

TSX	$100.00	$67.00	$90.50	$106.40	$97.10	$104.10	0.8%

Note

•
Total direct compensation for 2012 excludes Mr. Wishart, who stepped down from his position effective October 31, 2012.

2013 Management information circular -- 65

Program changes

2012
The Board approved four changes to long-term incentives which went into effect at the beginning of 2012:

•
adjusted the weightings of the long-term incentive awards for our executive leadership team so that 50% of the grant value is allocated to ESUs and 50% to stock options
•
changed the methodology used to value stock option awards to the Binomial valuation model, which is a generally accepted valuation method for stock option awards. We use the Binomial valuation model to calculate TransCanada's accounting value, which we use for both compensation and financial reporting purposes
•
adopted relative TSR as the single performance measure for the ESU grant, and adjusted the vesting terms by introducing a minimum payout of 50% of target while keeping the maximum payout at 150%, and
•
amended the retirement provisions under the ESU and stock option plans such that:
•
unvested ESUs at the time of retirement continue to mature and the final award is prorated for the period of employment up to the retirement date, and
•
stock options continue to vest beyond the retirement date according to the terms of the plan, rather than immediate vesting on the date of retirement.

The Board adopted relative TSR as the single performance measure under the ESU plan to eliminate the duplication of measures included in the short-term incentive plan. Using relative TSR is also consistent with market practice and limits the discretion of the committee and the Board in assessing performance under that plan. The adoption of relative TSR and the adjusted weighting of ESUs and stock options more closely aligns executive compensation levels with long-term shareholder returns.

2013
The Board approved short and long-term incentive program changes, which go into effect starting in 2013:

•
with respect to the form and structure of our short-term incentive plan:
•
adjusted the relative weighting of corporate, business unit and individual performance ratings, with more emphasis placed on corporate performance in determining executive short-term incentive awards, and
•
adopted an additive methodology to determine short-term incentive awards to more closely align the plan leverage with market practice. You can read more about the short-term incentive changes on page 74
•
adjusted the long-term incentive award targets and associated ranges for our executive leadership team to more closely align to median levels in our comparator group.

The Board believes these changes are necessary so that our executive compensation program continues to meet our key compensation objectives as outlined in the next section.

66 -- TransCanada Corporation

APPROACH
TransCanada's executive compensation program is designed to meet four key objectives:

•
provide a compensation package that 'pays for performance' by rewarding executives for delivering on our corporate objectives and achieving our overall strategy
•
offer a level and type of compensation that is competitive with the market
•
align executives' interests with those of our shareholders and customers, and
•
attract, engage and retain our executives.

Compensation is also aligned with our risk management processes to ensure there is an appropriate balance between risk and reward.

Decision-making process
We follow a comprehensive decision-making process that involves management, the Human Resources committee and the Board, and takes into account market data, input from the CEO and independent advice from the committee's external consultant.

The Board makes all decisions affecting executive compensation based on the committee's recommendations.

2013 Management information circular -- 67

Management analysis

Assessing the market
The committee and the Board recognize the importance of retaining executive talent for business continuity, managing stakeholder relationships, succession planning and achieving desired short and long-term corporate objectives.

Management works with its external consultant to analyze market data and provide relevant data and other information to the committee and the Board. This process includes benchmarking executive compensation against a comparator group of companies (see Benchmarking on page 69).

The committee and Board also consider compensation relative to other executives when determining compensation levels. This is especially important in situations where the market data for a particular role does not reflect the relative scope of the role at TransCanada.

Determining performance objectives
The Board approves annual corporate objectives to support our core strategies for achieving growth and creating value for shareholders. Our corporate performance scorecard incorporates these objectives, and they include a combination of financial measures and operational, growth and other business considerations and weightings approved by the Board.

The Board establishes annual performance objectives and relative weightings for the CEO and the other named executives. Objectives are aligned with the annual corporate objectives and reflect key performance areas of the role. The CEO's objectives include a corporate performance scorecard, personal objectives and leadership priorities. Objectives for the other named executives include business unit scorecards for their roles, as well as personal objectives and leadership priorities.

Recommendation
The committee and the Board assess the performance of the CEO.

The CEO assesses the performance of his direct reports, including the other named executives, and makes compensation recommendations to the committee.

The committee recommends compensation awards for the CEO and other named executives to the Board. The committee seeks independent advice from its external consultant and other advisors, but is responsible for making its own decisions and recommendations to the Board.

The committee bases its recommendations on the relevant performance period, and not on the number, term or current value of any outstanding compensation previously awarded or gains an executive may have realized in prior years. This includes ESUs, stock options or other forms of compensation. The committee believes that reducing or limiting grants or awards based on prior gains would unfairly penalize the executive and could detract from the incentive to continue to deliver strong performance. Similarly, it does not take into account the value of long-term incentive awards it grants in a given year to offset less-than-expected returns from awards granted in prior years.

Approval
The Board reviews the recommendations by the committee, and approves all executive compensation decisions.

68 -- TransCanada Corporation

Benchmarking
We benchmark our compensation for named executives against a comparator group of companies to stay competitive with the market. Management reviews the comparator group with its external consultant every year. The committee reviews and approves the comparator group every year.

Our 2012 comparator group consists of 24 Canadian companies representing two industry sectors:

Oil & Gas	Pipeline & Utility

BP Canada Energy Company	Alliance Pipeline Ltd.
Canadian Natural Resources Ltd.	ATCO Ltd.
Cenovus Energy Inc.	Capital Power Corporation
Chevron Canada Ltd.	Enbridge Inc.
ConocoPhillips Canada	EPCOR Utilities Inc.
Devon Canada Corporation	FortisAlberta Inc.
Encana Corporation	Kinder Morgan Canada Inc.
ExxonMobil Canada Ltd.	Spectra Energy Corporation (Canada)
Husky Energy Inc.	TransAlta Corporation
Imperial Oil Ltd.
Nexen Inc.
Shell Canada Ltd.
Suncor Energy Inc.
Syncrude Canada Ltd.
Talisman Energy Inc.

Note

•
In April 2012, ConocoPhillips received approval to split into two companies. The refining company is called Phillips 66 and the oil producing company kept the ConocoPhillips name.

These Canadian-based energy companies are generally similar to us in size and scope and we compete with them for executive talent. All of the companies have capital intensive, long cycle businesses that operate either in the Canadian oil and gas industry or the North American pipeline, power and utility industry.

Profiles At December 31, 2011	TransCanada	Comparator group

Industry	North American	North American pipelines, power, utilities
	pipelines, power	Canadian oil and gas

Location	Calgary, Alberta	Mainly Alberta

		Median	75th percentile

Revenue	$7.8 billion	$8.6 billion	$19.4 billion

Market capitalization at December 31, 2012 (Monthly closing price of shares × shares outstanding for the most recent quarter)	$33.2 billion	$19.8 billion	$33.6 billion

Assets	$47.3 billion	$20.3 billion	$30.1 billion

Employees	4,314	3,067	5,276

Note

•
Comparator group scope information reflects 2011 data, unless otherwise noted, as this is the most current information available. For comparability, the TransCanada scope information reflects 2011 data as well.

2013 Management information circular -- 69

We benchmark each named executive position against similar positions in the comparator group. Competitive market data on the comparator group gives the committee and the Board an initial reference point for determining executive compensation.

Total direct compensation is generally set according to the following guidelines:

See Components on page 71 for more information about total direct compensation.

Aligning the interests of executives and shareholders
We have share ownership requirements to align the interests of our executives and shareholders. The minimum requirements are significant and vary by executive level:

Executive level	Required ownership (multiple of base salary)

Chief Executive Officer	4x

Executive Vice-Presidents	2x

Senior Vice-Presidents	1x

Executives have five years to meet the requirement, and can accumulate eligible shares and unvested ESUs to meet the requirements within the following limits:

% of executive's total share ownership

Eligible shares • TransCanada shares • units of any TransCanada sponsored limited partnership	50% or more

Unvested ESUs	up to 50%

The committee reviews share ownership levels every year. It may use its discretion when assessing compliance if ownership levels fall below the minimum because of fluctuations in share price.

Executives must 'buy and hold' 50% of all stock options they exercise until they meet their share ownership requirement.

All of the named executives met their share ownership requirements in 2012. See the Executive profiles starting on page 86 for their current ownership.

70 -- TransCanada Corporation

COMPONENTS
Total direct compensation includes fixed and variable pay. Base salary is the only form of fixed compensation. Variable compensation includes our short and long-term incentive plans.

Element	Form	Performance period	Objective

base salary (fixed)	cash	• one year	• provide a certain level of steady income • attract and retain executives

short-term incentive (variable)	cash	• one year	• motivate executives to achieve key annual business objectives
•  reward executives for relative contribution to TransCanada
•  align interests of executives and shareholders
• attract and retain executives

long-term incentive (variable)	ESUs	• three-year term • vesting at the end of the term if performance conditions are met	• motivate executives to achieve medium-term business objectives • align interests of executives and shareholders • attract and retain executives

	stock options	• seven-year term • one-third vest each year beginning on the first anniversary of the grant date	• motivate executives to achieve long-term sustainable business objectives • align interests of executives and shareholders • attract and retain executives

We also offer indirect compensation which includes retirement benefits, other benefits and perquisites. See pages 78 and 101 for more information.

2013 Management information circular -- 71

Fixed compensation

Base salary
Base salaries for executive positions are managed within a range where reference points, called guideposts, are generally aligned to median base salary levels in our comparator group. Management conducts a competitive market compensation review with its external consultant every year to align the base salary structure with the market and ensure that guideposts are aligned with reference to the pay levels at the market median.

Actual base salaries are determined within ±10% of the guidepost. Increases in base salary for the named executives are based on their performance, competitive market data and compensation relative to other executives. Base salary adjustments typically go into effect on March 1.

Variable or at-risk compensation
Variable compensation accounts for a significant portion of executive pay, and increases by executive level. Market data is used to establish short and long-term incentive targets for each executive role. Target awards are expressed as a percentage of base salary and are determined with reference to median market levels in our comparator group. While targets are reviewed annually against the competitive market data, they are not expected to change year-to-year unless the role changes or is reassessed against market conditions.

The table below shows the short-term incentive target and the long-term incentive target range for each named executive in 2012. Beginning in 2013, the Board approved an adjustment to the long-term incentive target ranges for our executive leadership team to more closely align with median levels in our comparator group. The new ranges for 2013 are summarized in the table below.

		Long-term incentive target range (% of base salary)

				2012			2013

	Short-term incentive target (% of base salary)	Minimum	Target	Maximum	Minimum	Target	Maximum

President & Chief Executive Officer (Russell K. Girling)	100%	225%	275%	325%	300%	350%	400%

Executive Vice-President & Chief Financial Officer (Donald R. Marchand)	65%	150%	200%	250%	225%	275%	325%

President, Energy & Oil Pipelines (Alexander J. Pourbaix)	75%	200%	250%	300%	275%	325%	375%

Executive Vice-President, Operations & Major Projects (Gregory A. Lohnes)	65%	150%	200%	250%	225%	275%	325%

President, Natural Gas Pipelines (Karl Johannson)	65%	150%	200%	250%	225%	275%	325%

Executive Vice-President, Operations & Major Projects (former) (Donald M. Wishart)	65%	150%	200%	250%	–	–	–

72 -- TransCanada Corporation

Short-term incentive
The short-term incentive plan is designed to attract and retain executives, and motivate them to achieve key annual business objectives. It rewards executives for their relative contributions to TransCanada and aligns interests of executives with shareholders.

Annual cash awards were made to the named executives based on a formula that takes into account:

•
base salary and the short-term incentive target – market competitive and expressed as a percentage of base salary – for each role
•
individual contributions and achievements – expressed as an individual performance adjustment factor (PAF) determined for each named executive, and
•
corporate performance against objectives – expressed as the CAF. Short-term incentive awards are paid as a lump sum cash payment in March following the performance year.

Individual performance
Each named executive is assessed based on performance for the year relative to performance standards and objectives established at the beginning of each year. Awards are calculated using the base salary in effect for the named executive on December 15 of the performance year. The committee and Board can use discretion to adjust the calculated amounts if circumstances warrant.

Performance level	Individual PAF range	Description

Exceeds most or all standards	1.8 - 2.0	Tangible contributions to the business with several examples that had a significant impact beyond normal expectations

Exceeds some standards	1.4 - 1.7	Fully satisfactory effort with contributions beyond normal expectations

Meets standards	0.9 - 1.3	Fully satisfactory effort, either met all performance expectations or a combination of met, not met and exceeded expectations that when taken together produce an overall satisfactory outcome

Standards not met	0 - 0.8	Future success depends on improving level of performance – no payout

2013 Management information circular -- 73

Corporate performance
The Board approves a CAF of 0 to 1.2 based on corporate performance against objectives established at the beginning of each year. A CAF of 1.0 reflects target performance. The assessment is based 50% on financial performance, and 50% on operational, growth and other business considerations.

Performance level	CAF range	Description

Exceeds most or all standards and/or a transformational corporate event is achieved	1.11 - 1.20	Exceptional business results with several examples that had a significant impact beyond normal expectations and/or a corporate event that had a transformational impact

Exceeds some standards	1.01 - 1.10	Fully satisfactory results Met or exceeded all material performance standards, with several examples of significant positive business outcomes

Meets standards	1.00	Fully satisfactory results, either met all performance expectations or a combination of met, not met and exceeded expectations that when taken together produce an overall satisfactory outcome

Some standards not met	0.50 - 0.99	Did not meet some expectations Satisfactory performance but partial payout is appropriate

Standards not met	Below 0.50	Unacceptable performance – no payout

Short-term incentive changes in 2013
Beginning in 2013, the Board changed the methodology it will use to calculate short-term incentive awards as follows:

•
Awards will range from 0 to 200% of the short-term incentive target based on the level of corporate and business unit/individual performance. Awards will be 50% of the target if performance meets threshold standards, 100% for target performance, and 200% of the target for exceptional performance relative to pre-determined standards. There is no payout if overall performance is below the threshold.
•
Awards will be calculated based on corporate performance and business unit/individual performance. The corporate and business unit/individual factors will be weighted for each executive and then added together to determine the overall award.
•
As was previously the case, the Board has the discretion to increase or decrease the amount of the calculated award if circumstances warrant.

Annual cash awards will be made to the named executives based on the following formula:

74 -- TransCanada Corporation

Awards for 2013 performance will be based on the following target levels and performance weightings:

			Performance weighting

	Short-term incentive target (% of base salary)	Payout range (% of target)	Corporate	Business unit/ individual

President & Chief Executive Officer (Russell K. Girling)	100%	0 – 200%	75%	25%

Executive Vice-President & Chief Financial Officer (Donald R. Marchand)	65%	0 – 200%	50%	50%

President, Energy & Oil Pipelines (Alexander J. Pourbaix)	75%	0 – 200%	50%	50%

Executive Vice-President, Operations & Major Projects (Gregory A. Lohnes)	65%	0 – 200%	50%	50%

President, Natural Gas Pipelines (Karl Johannson)	65%	0 – 200%	50%	50%

Long-term incentive
Each executive role is assigned a target and an associated range for the long-term incentive award, expressed as a percentage of base salary. Each year, the committee and the Board grant long-term incentive awards to the named executives based on their assessment of individual performance and potential to contribute to TransCanada's future success.

Beginning in 2013, the Board approved an adjustment to the long-term incentive target ranges for our executive leadership team. For more details, see Variable or at-risk compensation on page 72. As of 2012, the targeted allocation of long-term incentive awards for our executive leadership team is 50% each to ESUs and stock options. Mr. Girling's long-term incentive award allocation is adjusted as necessary to meet the limit under the terms of the stock option plan that no one participant can be awarded more than 20% of the total number of options granted in a given year.

Executive share units
These are notional share units granted under the ESU plan. ESUs accrue dividend equivalents and vest on December 31 at the end of the three-year performance period, depending on how well we perform against targets established at the beginning of the period.

ESU awards are paid out in a lump sum cash payment in the first quarter following the end of the performance period.

Notes

•
Number of ESUs at vesting is the number of ESUs originally granted plus ESUs earned as dividend equivalents during the three-year performance period.

•
Valuation price on the vesting date is the volume-weighted average closing price of TransCanada shares for the 20 trading days immediately prior to and including the vesting date (we used a 5-day weighted average prior to awards granted in 2012).

•
Starting in 2012, the committee and the Board approved a change to the ESU measures to adopt relative TSR as the single performance measure and adjust the vesting range to introduce a floor of 50% of target, while keeping the maximum award at 150% of target.

2013 Management information circular -- 75

The performance multiplier is determined based on the guidelines in the table below. Relative TSR is calculated using the 20-day volume weighted average share price at the end of the three-year performance period.

If TransCanada's relative TSR is	Then the following ESUs vest for payment

At or below the 25th percentile of the ESU peer group (threshold)	50% of ESUs vest	We calculate the number of ESUs that vest using a straight-line interpolation if performance is between:

At the 50th percentile of the ESU peer group (target)	100% of ESUs vest	• threshold and target, or • target and maximum

At or above the 75th percentile of the ESU peer group (maximum)	150% of ESUs vest

Prior to 2012, ESU awards were granted with multiple performance measures and relative weightings (see page 84 for more information).

The Board may use its discretion to adjust the performance multiplier if it deems it appropriate based on market factors or other extenuating circumstances.

The committee and Board amended the retirement provision under the plan, starting with the 2012 grant. Unvested units will continue to mature according to the terms of the plan rather than be paid out on a prorated basis at the time of retirement. The final award will be prorated for the period of employment up to the retirement date.

Stock options
Shareholders first approved our stock option plan in 1995, and the plan was last approved in 2010. We are required to bring the plan to shareholders for approval every three years. Under the terms of the plan, the committee approves the granting of stock options to our executive-level employees and no participant can be awarded more than 20% of the total number of stock options granted in a given year. In addition, the total number of shares that can be reserved for issuance to insiders, or issued to insiders within any one-year period, is limited to 10% or less of our issued and outstanding shares. There are no other restrictions on the number of options that may be granted to insiders.

Vesting
Stock options vest one third each year, beginning on the first anniversary of the grant date and have a seven-year term.

Certain executives are limited to trading TransCanada shares in four windows (known as open trading windows), which are approved annually. If the expiry date of a stock option does not fall during an open trading window, or falls within the first five days of an open trading window, the expiry date is extended to 10 business days after the next window opens.

Exercise price
The exercise price of an option is the closing market price of TransCanada shares on the TSX on the last trading day immediately preceding the grant date. Option holders only benefit if the market value of our shares exceeds the exercise price at the time they exercise the options.

Adjustments
If, before the exercise of any option:

•
the shares are consolidated, subdivided, converted, exchanged, reclassified or in any way substituted, or
•
a stock dividend that is not in place of an ordinary course cash dividend is paid on the shares, the number of shares subject to such option will be adjusted under the terms of the plan when exercised.

76 -- TransCanada Corporation

More about the stock option plan
Options cannot be transferred or assigned to another person. A personal representative can exercise options on behalf of the holder if he or she dies or is unable to manage their affairs.

The committee has the authority to suspend or discontinue the plan at any time without shareholder approval. Management does not have this right, and cannot make changes to the plan. The committee can recommend to the Board for approval certain amendments to the plan, or any stock option grant without shareholder approval, provided they are to:

•
clarify an item
•
correct an error or omission
•
change the vesting date of an existing grant, or
•
change the expiry date of an outstanding option to an earlier date.

The committee and Board amended the retirement provision under the plan, starting with the 2012 grant. Outstanding stock options will continue to vest beyond the retirement date rather than vest immediately on the date of retirement. These stock options will expire on the original expiry date set by the committee or three years from the date of retirement (whichever is earlier). If there is less than six months between the vesting date and the expiry date, the expiry date is extended for six months from the final vesting date of the options.

We did not obtain shareholder approval for this amendment because it did not constitute an amendment under the plan or the rules of the TSX that required shareholder approval.

The committee cannot make any amendments to the plan that adversely affect the holders' rights relating to any previously granted options without their consent.

According to the rules of the TSX, the plan requires certain amendments to be approved by shareholders, including:

•
increasing the number of shares available for issue under the plan
•
lowering the exercise price of a previously granted option
•
canceling and reissuing an option, or
•
extending the expiry date of an option.

For more details on stock options, see Equity compensation plan information on page 100.

See the Compensation on termination table on page 103 for the effect of certain employment events on participants' entitlements under the plan.

2013 Management information circular -- 77

Retirement benefits

Defined benefit plan
Our Canadian defined benefit (DB) plan includes a registered pension plan and a supplemental pension plan for eligible employees.

Participation in the DB plan is mandatory once an employee has 10 years of continuous service. All of the named executives participate in the DB plan.

Normal retirement for participants is when they turn 60, or between 55 and 60 if their age and years of continuous service add up to 85 points. The retirement benefit is calculated as follows:

Notes

•
Highest average earnings is the average of an employee's best 36 consecutive months of pensionable earnings in their last 15 years of employment. Pensionable earnings means an employee's base salary plus the annual cash bonus up to a pre-established maximum, expressed as a percentage of base salary. This is 100% for the CEO and 60% for the other named executives, as determined by TransCanada. Pensionable earnings do not include any other forms of compensation.

•
YMPE is the Year's Maximum Pensionable Earnings under the Canada/Québec Pension Plan.

•
Final average YMPE is the average of the YMPE in effect for the latest calendar year from which earnings are included in employees' highest average earnings calculation plus the two previous years.

•
Credited service is the employee's years of credited pensionable service in the plan. Registered DB plans are subject to a maximum annual benefit accrual under the Income Tax Act (Canada). As this is currently $2,697 for each year of credited service, participants cannot earn benefits in the registered plan on any compensation that is higher than approximately $169,000 per year.

Participants can retire between 55 and 60, but the benefit is reduced by 4.8% per year for each year until they reach age 60 or 85 points, whichever is earlier. They can retire 10 years prior to normal retirement age, however the benefit is reduced by an actuarial equivalence from age 55.

Although our DB plan is non-contributory, participants can decide to make pension contributions to an enhancement account for buying ancillary or 'add on' benefits within the registered pension plan. The DB plan is integrated with the Canada/Québec Pension Plan benefits.

78 -- TransCanada Corporation

Supplemental pension plan
The DB pension plan uses a hold harmless approach, where the maximum amount allowed under the Income Tax Act (Canada) is paid from the registered pension plan and the remainder is paid from the supplemental pension plan. The supplemental pension plan is funded through a retirement compensation arrangement under the Income Tax Act (Canada). Currently there are approximately 600 participants in the supplemental pension plan (with pensionable earnings exceeding approximately $169,000 per year) including the named executives.

Contributions to the fund are subject to Board approval, and are based on an actuarial valuation of the supplemental pension plan obligations each year, calculated as though the plan were terminating at the beginning of the calendar year.

Effective 2012, solely at the discretion of the Board, our funding practice for the supplemental pension plan was revised to align it generally with the registered pension plan wherein annual funding approximates current year service cost accruals and the five-year amortization of deficits.

The DB plan does not generally recognize past service, but the committee has used its discretion in the past to grant additional years of credited service to senior executives under the supplemental pension plan. See the Defined benefit pension plan table and footnotes on page 101 for details.

All pension plan participants, including our named executives, receive the normal form of pension when they retire:

•
monthly pension for life, and 60% is paid to the spouse after the employee dies, or
•
if the employee is not married, the monthly pension is paid to the employee's beneficiary or estate for the balance of the 10 years, if the employee dies within 10 years of retirement.

Participants can choose a different form of payment, but must complete waivers, as required by law. Options include:

•
increasing the percentage of the pension value that continues after they die
•
adding a guarantee period to the pension, or
•
transferring the lump sum commuted value of the registered pension plan to a locked-in retirement account up to certain tax limits and the excess is paid in cash. Effective January 1, 2012, subject to company discretion, the supplemental pension plan commuted value may also be transferred and paid in cash.

Other benefits
All employees, including the named executives, receive other benefits such as traditional health and welfare programs that are based on competitive market practices and help to attract and retain talent.

Perquisites
Named executives receive a limited number of perquisites, including:

•
a flexible perquisite allowance of $4,500 that the executive can use at his discretion
•
a limited number of luncheon and/or recreational club memberships, based on business needs
•
a reserved parking space valued at $5,628, and
•
an annual car allowance of $18,000.

All perquisites provided to the named executives have a direct cost to TransCanada and are valued on this basis.

The committee also reviews the named executives' expenses and use of the corporate aircraft every year. The named executives can only use the corporate aircraft when it is integral to, and directly related to, performing their jobs.

2013 Management information circular -- 79

COMPENSATION DECISIONS IN 2013
The Board made a number of compensation decisions in 2013: base salary adjustments, short-term incentive awards for 2012 performance and long-term incentive awards based on their assessment of individual performance and to recognize potential contributions to TransCanada's future success. You can find more details in the Executive profiles starting on page 86.

The Board also determined the performance multiplier for the 2010 ESU awards to calculate the number of units that vest for payment for the three-year performance period ended December 31, 2012 (see page 84 for details).

Base salary
Every year, management conducts a market compensation review with its external consultant to align the guideposts with reference to median base salary levels in our comparator group. Four of our named executives received an increase to base salary to maintain competitiveness with our comparator group and recognize proficiency in their roles. The average annual increase was 4.5%. Mr. Girling's base salary positioning against our comparator group was unchanged so it was maintained at the existing (2012) level. Base salary adjustments go into effect on March 1, 2013.

Short-term incentive
Short-term incentives were determined in February 2013 for performance in 2012, based on individual and corporate performance. The Board also approved our 2013 annual corporate objectives, which continue to focus on financial, growth and operational results that support our core strategies.

Individual performance
The named executive's short-term incentive awards for 2012 performance were based on their target (expressed as a percent of base salary), key business results for the year, as well as corporate performance. You can find more details in the executive profiles that follow.

Corporate performance
The 2012 CAF was based 50% on our financial performance, and 50% on operational, growth and other business considerations. The tables below show our objectives and results for 2012.

After considering these performance results, the Board assigned a CAF of 0.90, which is below target. This rating provided context for the 2012 short-term incentive award for all employees.

80 -- TransCanada Corporation

Financial (50% weighting)
You can find definitions of these terms and more information about our financial and business performance in our 2012 MD&A (on www.transcanada.com and www.sedar.com).

Key financial measures ($Cdn, in millions)	Objectives	2012 results	2011 results	2010 results

Comparable earnings	1,549	1,330	1,559	1,357

Funds generated from operations	3,447	3,284	3,451	3,161

Comparable earnings before interest and taxes	3,231	2,870	3,216	2,526

Key per share measures ($Cdn)

Comparable earnings per share – Basic	2.20	1.89	2.22	1.97

Funds generated from operations per share – Basic	4.90	4.66	4.92	4.58

Notes

•
We calculate comparable earnings per share and funds generated from operations per share using the weighted average number of our shares outstanding: 705 million in 2012, 702 million in 2011 and 691 million in 2010.

•
Comparable earnings, comparable earnings before interest and taxes and comparable earnings per share exclude specified items which are not considered part of the underlying operations during the year in which the items are recorded in net income. These specified items primarily include the valuation provision for the Mackenzie Gas Project recorded in 2010, the Sundance A PPA arbitration decision recorded in 2012 and unrealized gains and losses in each year from changes in the fair value of certain derivatives used to manage our exposure to certain financial and commodity price risks.

•
Comparable earnings, funds generated from operations, comparable earnings before interest and taxes, comparable earnings per share and funds generated from operations per share are non-GAAP measures and do not have any standardized meanings prescribed by GAAP (see Appendix B for more information).

The Board considered that our 2012 performance was below the financial objectives that were set at the beginning of 2012. Comparable earnings and comparable earnings per share were below targets of $1,549 million and $2.20. This is due largely to delays in the refurbishment of Bruce Power's Units 1 and 2, lower revenues from our U.S. natural gas pipelines, the Sundance A PPA force majeure, and a delay until 2013 of the NEB's decision with respect to the 2012-2013 Canadian Mainline tolls application. Funds generated from operations and funds generated from operations per share were lower than our targets as a result of lower comparable earnings.

2013 Management information circular -- 81

Operational, growth and other business considerations (50% weighting)

Core strategies	Results in 2012

Maximize the full-life value of our infrastructure assets and commercial positions	• Resolution of key issues including: • Sundance A arbitration decision requiring that the unit be rebuilt preserving future value
• Favorable ruling on the treatment of capacity market price issues in New York
• Tolling settlements with Northern Border and ANR Storage Company
• Bruce Power West Shift Plus life extension outage on Unit 3
• Shale gas connections on several pipeline systems
• Alberta System expansions – supply connections and oil sands market development
• Challenges:
• Delay of NEB decision with respect to the 2012-2013 Canadian Mainline tolls application
• Decline in ANR and Great Lakes revenues

Commercially develop and build new asset investment programs	• $700 million of major projects completed, largely on time and on budget • Bruce Power Units 1 and 2 successfully returned to commercial operation • Began construction of the Gulf Coast Project
• Keystone XL Pipeline Nebraska permitting on schedule
• Challenges:
• Bruce Power Units 1 and 2 restarts completed but later than expected

Cultivate a focused portfolio of high quality development options	• Secured $4 billion (TransCanada interest $2.5 billion) in crude, bitumen and diluent pipeline projects • Awarded $1.9 billion in new infrastructure projects in Mexico
• Formed the Coastal GasLink partnership with Shell to move Alberta System gas to their proposed west coast LNG project
• Signed a contract with the Ontario Power Authority to develop, own and operate the Napanee Generating Station, a 900 MW natural gas-fired power plant in eastern Ontario. The Napanee facility replaces a previous facility planned for Oakville that was cancelled by the Ontario government

Maximize our competitive strengths	• Strong stakeholder relationships • Top employee safety performance • Met or exceeded all asset reliability targets
• Managed non-flow through costs to meet stretch targets
• Maintained 'A' grade credit rating and a strong balance sheet

Based on these results, the Board determined that TransCanada's growth, operational and other performance met or exceeded expectations in 2012.

82 -- TransCanada Corporation

Long-term incentives
Long-term incentives were awarded in 2013 based on assessments by the Board and committee of each named executive's individual performance and potential to contribute to TransCanada's future success. The long-term incentive awards granted to our named executives were all within the target range.

Long-term incentives awarded in 2013 to our named executives were allocated 50% each to ESUs and stock options. Mr. Girling's long-term incentive award was allocated 58% to ESUs and 42% to stock options to meet the limit under the terms of the stock option plan that no one participant can be awarded more than 20% of the total number of options granted in a given year (see Mr. Girling's profile on page 87).

Executive share units
The committee and the Board approved a 2013 ESU grant as follows:

Performance measure	Weighting	Measurement period

Relative TSR	100%	January 1, 2013 to December 31, 2015

You can find more information about our ESU plan on page 75.

Stock options
The committee and Board approved a new valuation methodology to determine the value of stock option awards starting in 2012. We calculate TransCanada's accounting value for stock option awards using the Binomial valuation model, which is a generally accepted valuation method for stock options. The accounting value is used for both compensation and financial reporting purposes.

The committee and Board approved a grant of stock options on February 15, 2013, at an exercise price of $47.09. They reviewed the valuation prepared by management's external consultant when determining the number of stock options to grant to our named executives and used the following key assumptions to determine the option fair value:

•
an 18% volatility of the underlying shares (blend of historic and implied volatility)
•
a dividend yield of 3.65%
•
a risk-free interest rate of 1.65%, and
•
an expected life of 6.0 years based on historical data on exercising options.

You can find more information about our stock option valuation on page 95.

2013 Management information circular -- 83

PAYOUT OF 2010 EXECUTIVE SHARE UNIT AWARD

Performance multiplier
The ESU award granted in 2010 vested on December 31, 2012, and will be paid in March 2013. This award provided for vesting from 0 to 150% of units based on the Board's assessment of how well we performed against pre-established performance measures over the course of the three-year period. ESU payouts were calculated using a performance multiplier of 1.11. The Board considered the following results to determine the value at vesting:

		Performance level targets for 2010 ESU award

Measure	Period	Threshold	Target	Maximum	Actual performance	Multiplier	Weighting	Weighted multiplier

Absolute TSR	January 2010 to December 2012	14%	24%	39%	47%	1.5	30%	0.45

Relative TSR against the peer
group (see below) (based on $46.98, the 5-day volume weighted average closing price of TransCanada shares on the TSX at December 31, 2012)	January 2010 to December 2012	at least the 25th percentile	at least the 50th percentile	at least the 75th percentile	P46	0.9	30%	0.28

Earnings per share (comparable)	Cumulative annual results (2010 to 2012)	$5.88	$6.24	$6.73	$6.08	0.8	6.25%	0.05

Net income (excluding mark-to-market adjustments) (millions)	Cumulative annual results (2010 to 2012)	$4,055	$4,301	$4,645	$4,104	0.6	6.25%	0.04

Funds generated from operations per share (equity method)	Cumulative annual results (2010 to 2012)	$13.16	$13.96	$15.08	$14.16	1.1	6.25%	0.07

Funds generated from operations (millions) (equity method)	Cumulative annual results (2010 to 2012)	$9,069	$9,620	$10,389	$9,896	1.2	6.25%	0.07

Operational, growth and other business considerations	January 2010 to December 2012	n/a	n/a	n/a	Meets target	1.0	15%	0.15

Performance multiplier								1.11

Notes

•
Targets for comparable earnings per share and funds generated from operations per share were set in 2010 based on 689 million shares outstanding.

84 -- TransCanada Corporation

•
Comparable earnings per share and funds generated from operations per share were calculated using the following weighted average shares outstanding: 691 million in 2010, 702 million in 2011, and 705 million in 2012.

•
Comparable earnings per share, funds generated from operations per share and funds generated from operations are non-GAAP measures and do not have any standardized meanings prescribed by GAAP. You can find more information about these non-GAAP measures in Appendix B and in our 2012 MD&A.

•
Net income reflects net income attributable to common shares excluding mark-to-market adjustments.

•
The Peer group for relative TSR consists of a group of publicly-traded peer companies that represents investment opportunities for equity investors seeking exposure to the North American pipeline, power and utility sector.

Peer group for relative TSR

Canadian Utilities Ltd.	Enbridge Inc.	Southern Company
Dominion Resources Inc.	Entergy Corporation	Spectra Energy Corporation
DTE Energy Company	Exelon Corporation	TransAlta Corporation
Duke Energy Corporation	Fortis Inc.	Williams Companies Inc.
Emera Inc.	Sempra Energy	Xcel Energy Inc.

Notes

•
Williams Companies (Williams) split its oil and gas production business in January 2012. The company's former exploration and production business, WPX Energy, Inc., trades on the NYSE. We have used a standard methodology to calculate the TSR for this company under a spin-off situation. The WPX transaction is treated as a dividend reinvested in Williams based on closing prices the day of the transaction.

•
Two peer companies originally approved for the 2010 grant were removed from our analysis: El Paso Corporation and Southern Union Company. Kinder Morgan Inc. completed its acquisition of El Paso Corporation in May 2012. Energy Transfer Equity, L.P. completed its merger with Southern Union Company in March 2012.

Our relative TSR was at about the median level (46th percentile). Over the three-year period our valuation metrics improved substantially relative to the peer group primarily due to our growing portfolio of commercially secured projects and positive future outlook. However, this was partially offset by the impact that lengthy regulatory proceedings, project delays and lower earnings had on our share price.

The Board determined that Operational, growth and other business considerations over the three-year period met expectations. In addition to the 2012 results outlined on page 82, the Board also noted the following results for 2010 and 2011:

Core strategies	Results in 2010 and 2011

Maximize the full-life value of our infrastructure assets and commercial positions	• Negotiated settlements with shippers on Alberta System, Foothills, ANR Storage, Tuscarora, Great Lakes, Northern Border and TransQuebec & Maritimes Pipeline
• Secured additional supply and market connections on gas and oil pipelines

Commercially develop and build new asset development programs	• Continued to successfully execute our large capital expenditure program • Most projects on time and, at or under budget
• Completion of Keystone phases 1 and 2, Kibby Wind phases 1 and 2, Alberta System North Central Corridor, Bison pipeline, Halton Hills, Groundbirch and others

Cultivate a focused portfolio of high quality development options	• New projects included Canadian Solar, Hardisty Terminal, Bakken and Cushing marketlinks, Houston Lateral, and Horn River

Maximize our competitive strengths	• Strong stakeholder relationships – under difficult circumstances (customers, media, government)
•  Breakthrough operational performance on several assets resulting in increased availability and lower costs
•  All safety and reliability targets were met or exceeded and operating costs were managed to below plan
• Maintained 'A' credit rating

2013 Management information circular -- 85

Awards to named executives
The table below is a summary of the details of the original 2010 ESU award and the amount paid to each named executive when the award vested at the end of 2012:

	2010 ESU award		2010 ESU payout

	Number of ESUs granted	Value of ESU award ($)	Number of ESUs at vesting (includes dividend equivalents to Dec. 31, 2012)	Performance multiplier	Value of ESU payout ($)	% of original award

Russell K. Girling	58,708.415	2,100,000	66,435.017		3,464,440	165%

Donald R. Marchand	6,933.184	248,000	7,845.662		409,134	165%

Alexander J. Pourbaix	41,934.582	1,500,000	47,453.584	1.11	2,474,600	165%

Gregory A. Lohnes	17,193.179	615,000	19,455.969		1,014,586	165%

Karl Johannson	11,182.555	400,000	12,654.283		659,893	165%

Donald M. Wishart	30,402.572	1,087,500	34,403.848		1,794,085	165%

Notes

•
Number of ESUs granted is the value of the ESU award divided by the valuation price of $35.77 (the volume-weighted average closing price of TransCanada shares on the TSX for the five trading days immediately prior to and including the grant date (January 1, 2010)).

•
Number of ESUs at vesting includes an equivalent number of units for the final dividend that is declared as of December 31 but which has not been paid at the vesting date. The final dividend value is awarded in cash and has been converted to units and is reflected under Number of ESUs at vesting.

•
Value of ESU payout is calculated using the valuation price of $46.98 (the volume-weighted average closing price of TransCanada shares on the TSX for the five trading days immediately prior to and including the vesting date (December 31, 2012)).

EXECUTIVE PROFILES
This next section profiles each of the named executives, including their key results in 2012, details of their compensation for 2012 and the two previous fiscal years, their share ownership as at December 31, 2012, and base salary and long-term incentive awards for 2013.

86 -- TransCanada Corporation

Russell K. Girling

 PRESIDENT AND CHIEF EXECUTIVE OFFICER

As President and Chief Executive Officer, Mr. Girling is responsible for our overall leadership and vision in developing with our Board our strategic direction, values and business plans. This includes overall responsibility for operating and growing our business while managing risk to create long-term sustainable value for our shareholders.

2012 Key results

•
Secured significant new infrastructure projects that support future growth
•
Resolution of key issues (Sundance A, Ravenswood, Oakville)
•
Investor confidence leading to record share price
•
2012 financial targets not met

•
Mr. Girling's performance is evaluated based on a combination of corporate performance, personal objectives and leadership.
•
The total short-term incentive award for 2012 performance was based on Mr. Girling's target of 100% of base salary. The Board considered Mr. Girling's key business results for the year (as noted) as well as corporate performance in determining the award.
•
Mr. Girling's 2012 short-term and long-term incentive awards as a percentage of 2012 base salary were 92% and 354%, respectively.

Compensation (as at December 31)	2012	2011	2010

Fixed

Base salary	$1,300,000	$1,100,000	$1,000,000

Variable

Short-term incentive	1,200,000	1,350,000	1,100,000

Long-term incentive

ESUs	2,530,000	2,700,000	2,100,000

Stock options	2,070,000	900,000	1,254,000

Total direct compensation	$7,100,000	$6,050,000	$5,454,000

Change from last year	17%	11%	–

2012 Pay mix

Share ownership

Minimum level of ownership	Minimum value	Total ownership under the guidelines	Total ownership as a multiple of base salary

4x	$5,200,000	$7,243,433	5.6x

2013 Compensation (as at March 1)

Fixed

Base salary	$1,300,000

Variable (long-term incentive)		Long-term incentive mix

ESUs	$3,000,000	58%

Stock options	$2,200,000	42%

Mr. Girling's long-term incentive award was allocated 58% to ESUs and 42% to stock options to meet the limit under the terms of the stock option plan that no one participant can be awarded more than 20% of the total number of options granted in a given year.

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $46.13 for TransCanada shares, and $40.40 for units of TC PipeLines, LP on the NYSE as at December 31, 2012.

2013 Management information circular -- 87

Donald R. Marchand

 EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER

As Executive Vice-President and Chief Financial Officer, Mr. Marchand is responsible for financial reporting, taxation, finance, treasury, risk management and investor relations.

2012 Key results

•
'A' grade credit rating maintained
•
All financing requirements met with record low pricing
•
Shareholders/bondholders continue to support TransCanada as demonstrated through share price and credit spread performance
•
Successful transition to U.S. GAAP

•
Mr. Marchand's performance is evaluated based on a combination of business unit performance, personal objectives and leadership.
•
The total short-term incentive award for 2012 performance was based on Mr. Marchand's target of 65% of base salary. The Board considered Mr. Marchand's key business results for the year (as noted) as well as corporate performance in determining the award.
•
Mr. Marchand's 2012 short-term and long-term incentive awards as a percentage of 2012 base salary were 100% and 225%, respectively.

Compensation (as at December 31)	2012	2011	2010

Fixed

Base salary	$460,000	$410,000	$370,000

Variable

Short-term incentive	460,000	450,000	299,250

Long-term incentive

ESUs	517,500	525,000	248,000

Stock options	517,500	175,000	320,400

Total direct compensation	$1,955,000	$1,560,000	$1,237,650

Change from last year	25%	26%	–

2012 Pay mix

Share ownership

Minimum level of ownership	Minimum value	Total ownership under the guidelines	Total ownership as a multiple of base salary

2x	$920,000	$1,009,593	2.2x

2013 Compensation (as at March 1)

Fixed

Base salary	$515,000

Variable (long-term incentive)		Long-term incentive mix

ESUs	$708,131	50%

Stock options	$708,130	50%

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $46.13 for TransCanada shares, and $40.40 for units of TC PipeLines, LP on the NYSE as at December 31, 2012.

88 -- TransCanada Corporation

Alexander J. Pourbaix PRESIDENT, ENERGY AND OIL PIPELINES As President, Energy and Oil Pipelines, Mr. Pourbaix is responsible for our power, non-regulated gas storage and oil pipeline businesses.

2012 Key results

•
Secured $4 billion (TransCanada's interest $2.5 billion) of new oil pipeline projects
•
Resolution of key issues (Sundance A, Ravenswood, Oakville)
•
Bruce Power life extension programs completed on Units 3 and 4
•
Oil pipeline financial targets met, energy financial performance shortfall
•
Delay in restart of Bruce Power Units 1 and 2

•
Mr. Pourbaix's performance is evaluated based on a combination of business unit performance, personal objectives and leadership.
•
The total short-term incentive award for 2012 performance was based on Mr. Pourbaix's target of 75% of base salary. The Board considered Mr. Pourbaix's key business results for the year (as noted) as well as corporate performance in determining the award.
•
Mr. Pourbaix's 2012 short-term and long-term incentive awards as a percentage of 2012 base salary were 105% and 300%, respectively.

Compensation (as at December 31)	2012	2011	2010

Fixed

Base salary	$765,000	$740,000	$700,000

Variable

Short-term incentive	800,000	1,050,000	798,000

Long-term incentive

ESUs	1,147,500	1,665,000	1,500,000

Stock options	1,147,500	555,000	649,600

Total direct compensation	$3,860,000	$4,010,000	$3,647,600

Change from last year	-4%	10%	–

2012 Pay mix

Share ownership

Minimum level of ownership	Minimum value	Total ownership under the guidelines	Total ownership as a multiple of base salary

2x	$1,530,000	$2,160,848	2.8x

2013 Compensation (as at March 1)

Fixed

Base salary	$780,000

Variable (long-term incentive)		Long-term incentive mix

ESUs	$1,267,500	50%

Stock options	$1,267,500	50%

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $46.13 for TransCanada shares, and $40.40 for units of TC PipeLines, LP on the NYSE as at December 31, 2012.

2013 Management information circular -- 89

Gregory A. Lohnes

 EXECUTIVE VICE-PRESIDENT, OPERATIONS AND MAJOR PROJECTS
(PRESIDENT, NATURAL GAS PIPELINES TO OCTOBER 31, 2012)

As Executive Vice-President, Operations and Major Projects, Mr. Lohnes is responsible for designing, building, operating and maintaining all facilities and infrastructure. These responsibilities include engineering and technical services, project management, construction, field operations, community, safety and environment, and procurement and shared services.

2012 Key results
as President, Natural Gas Pipelines

•
U.S. gas pipelines tolling settlements, including restructuring of offshore assets
•
Gas supply/market connections, capturing almost 100% of new gas in WCSB
•
Secured $1.9 billion in Mexican pipeline projects
•
Leadership of Canadian Mainline tolls application hearing process (decision delayed until 2013)
•
U.S. gas pipelines financial performance below targets

•
Mr. Lohnes' performance is evaluated based on a combination of business unit performance, personal objectives and leadership.
•
The total short-term incentive award for 2012 performance was based on Mr. Lohnes' target of 65% of base salary. The Board considered Mr. Lohnes' key business results for the year (as noted) as well as corporate performance in determining the award.
•
Mr. Lohnes' 2012 short-term and long-term incentive awards as a percentage of 2012 base salary were 82% and 196%, respectively.

Compensation (as at December 31)	2012*	2011	2010

Fixed

Base salary	$575,000	$510,000	$500,000

Variable

Short-term incentive	470,000	550,000	570,000

Long-term incentive

ESUs	562,500	822,375	615,000

Stock options	562,500	274,125	354,600

Total direct compensation	$2,170,000	$2,156,500	$2,039,600

Change from last year	1%	6%	–

* In recognition of his appointment to Executive Vice-President, Operations and Major Projects on November 1, 2012, the Human Resources committee and Board increased Mr. Lohnes' annual base salary rate from $525,000 to $575,000.

2012 Pay mix

Share ownership

Minimum level of ownership	Minimum value	Total ownership under the guidelines	Total ownership as a multiple of base salary

2x	$1,150,000	$1,536,119	2.7x

2013 Compensation (as at March 1)

Fixed

Base salary	$585,000

Variable (long-term incentive)		Long-term incentive mix

ESUs	$658,125	50%

Stock options	$658,125	50%

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $46.13 for TransCanada shares, and $40.40 for units of TC PipeLines, LP on the NYSE as at December 31, 2012.

90 -- TransCanada Corporation

Karl Johannson

 PRESIDENT, NATURAL GAS PIPELINES
(SENIOR VICE-PRESIDENT, CANADIAN AND EASTERN U.S. NATURAL GAS PIPELINES TO OCTOBER 31, 2012)

As President, Natural Gas Pipelines, Mr. Johannson is responsible for our natural gas pipeline and regulated natural gas storage businesses in Canada, the United States and Mexico.

2012 Key results
as Senior Vice-President, Canadian and Eastern U.S. Natural Gas Pipelines

•
Supply and market connections in Alberta and N.E. British Columbia
•
Leadership of Canadian Mainline tolls applications process (decision delayed until 2013)
•
Alberta System component of Coastal GasLink project awarded in 2012
•
Met financial targets
•
Attracted new supply from Marcellus basin to the Canadian Mainline

•
Mr. Johannson's performance is evaluated based on a combination of business unit performance, personal objectives and leadership.
•
The total short-term incentive award for 2012 performance was prorated based on Mr. Johannson's target and base salary in his prior role as Senior Vice-President, Canadian and Eastern U.S. Natural Gas Pipelines and his target of 65% and base salary in his current role. The Board considered Mr. Johannson's key business results for the year (as noted) as well as corporate performance in determining the award.
•
Mr. Johannson's 2012 short-term and long-term incentive awards as a percentage of 2012 base salary were 87% and 168%, respectively.

Compensation (as at December 31)	2012*	2011	2010

Fixed

Base salary	$465,000	$360,000	$350,000

Variable

Short-term incentive	405,000	512,500	451,250

Long-term incentive

ESUs	353,333	417,600	400,000

Stock options	426,667	104,400	100,000

Total direct compensation	$1,650,000	$1,394,500	$1,301,250

Change from last year	18%	7%	–

* In recognition of his appointment to President, Natural Gas Pipelines on November 1, 2012, the Human Resources committee and Board increased Mr. Johannson's annual base salary rate from $365,000 to $465,000 and awarded him a special grant of stock options valued at $250,000.

2012 Pay mix

Share ownership

Minimum level of ownership	Minimum value	Total ownership under the guidelines	Total ownership as a multiple of base salary

2x	$930,000	$1,360,060	2.9x

2013 Compensation (as at March 1)

Fixed

Base salary	$475,000

Variable (long-term incentive)		Long-term incentive mix

ESUs	$558,135	50%

Stock options	$558,134	50%

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $46.13 for TransCanada shares, and $40.40 for units of TC PipeLines, LP on the NYSE as at December 31, 2012.

2013 Management information circular -- 91

Executive compensation – 2012 details

All amounts are in Canadian dollars, unless otherwise indicated.

SUMMARY COMPENSATION TABLE
The table below is a summary of the compensation received by our named executives for the last three fiscal years ended December 31, 2012, 2011 and 2010.

Non-equity incentive plan compensation

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other compen- sation ($)	Total compen- sation ($)

Russell K. Girling President & Chief Executive Officer	2012 2011 2010	1,266,674 1,083,338 900,006	2,530,000 2,700,000 2,100,000	2,070,000 900,000 1,254,000	1,200,000 1,350,000 1,100,000	0 109,200 59,650	1,592,000 722,000 1,451,000	20,640 10,833 76,693	8,679,314 6,875,371 6,941,349

Donald R. Marchand Executive Vice-President & Chief Financial Officer	2012 2011 2010	451,674 403,338 320,004	517,500 525,000 248,000	517,500 175,000 320,400	460,000 450,000 299,250	0 31,080 30,560	356,000 241,000 639,000	86,784 4,033 3,075	2,389,458 1,829,451 1,860,289

Alexander J. Pourbaix President, Energy & Oil Pipelines	2012 2011 2010	760,834 733,338 700,008	1,147,500 1,665,000 1,500,000	1,147,500 555,000 649,600	800,000 1,050,000 798,000	0 109,200 81,200	227,000 250,000 62,000	50,908 55,333 60,000	4,133,742 4,417,871 3,850,808

Gregory A. Lohnes Executive Vice-President, Operations & Major Projects	2012 2011 2010	530,834 508,334 465,006	562,500 822,375 615,000	562,500 274,125 354,600	470,000 550,000 570,000	0 33,600 40,125	533,000 119,000 414,000	10,968 5,083 4,563	2,669,802 2,312,517 2,463,294

Karl Johannson President, Natural Gas Pipelines	2012 2011 2010	380,836 358,334 350,004	353,333 417,600 400,000	426,667 104,400 100,000	405,000 512,500 451,250	0 50,400 45,760	979,000 79,000 34,000	104,914 26,468 24,386	2,649,750 1,548,702 1,405,400

Donald M. Wishart (Former) Executive Vice-President, Operations & Major Projects	2012 2011 2010	540,000 600,000 587,502	750,000 1,125,000 1,087,500	750,000 375,000 362,500	409,550 660,000 641,250	0 50,400 43,750	74,000 76,000 280,000	51,349 48,000 26,875	2,574,899 2,934,400 3,029,377

Notes

•
Mr. Lohnes was appointed Executive Vice-President, Operations and Major Projects on November 1, 2012. Amounts shown for 2012 include compensation earned for two months in his new position and 10 months in his previous position as President, Natural Gas Pipelines.

•
Mr. Johannson was promoted to President, Natural Gas Pipelines on November 1, 2012. Amounts shown for 2012 include compensation earned for two months in his new position and 10 months in his previous position as Senior Vice-President, Canadian and Eastern U.S. Gas Pipelines.

•
Mr. Wishart stepped down from his position as Executive Vice-President, Operations and Major Projects as of October 31, 2012. We retained Mr. Wishart in a part-time role as a special advisor beginning on November 1, 2012, and he will retire from TransCanada on December 31, 2013. Amounts shown for 2012 include compensation earned for two months in his new position and 10 months in his previous position.

92 -- TransCanada Corporation

•
Four of the six named executives were appointed to new positions on July 1, 2010. Amounts shown for 2010 include compensation earned for six months in the new position and six months in the previous position.
Previous position

Mr. Girling	Chief Operating Officer
Mr. Marchand	Vice-President, Finance & Treasurer
Mr. Pourbaix	President, Energy & Executive Vice-President, Corporate Development
Mr. Lohnes	Executive Vice-President & Chief Financial Officer

•
When Mr. Girling was appointed President and CEO, he was also appointed to the Board as a director on July 1, 2010. Mr. Girling does not receive any director compensation.

•
Salary is the actual base salary earned during each of the three years. Mr. Wishart's 2012 salary reflects $500,000 earned from January 1, 2012 to October 31, 2012, in his capacity as Executive Vice-President, Operations & Major Projects. He earned $40,000 from November 1, 2012 to December 31, 2012, in his capacity as a part-time special advisor.

•
Share-based awards is the long-term incentive compensation that was awarded as ESUs. The number of ESUs granted is the value of the ESU award divided by the volume-weighted average closing price of TransCanada shares for the five trading days immediately prior to and including the grant date: $44.23 in 2012, $38.34 in 2011, and $35.77 for 2010.

•
Option-based awards is the long-term incentive compensation that was awarded as stock options. The exercise price is the closing market price of TransCanada shares on the TSX on the trading day immediately prior to the grant date: $41.95 in 2012, $37.93 in 2011 and $35.08 in 2010. See Stock option valuation below for more information about the methodology.

  To recognize Mr. Johannson's promotion to President, Natural Gas Pipelines on November 1, 2012, the Board awarded him a special grant of 48,450 stock options on November 2, 2012, valued at $250,000 with an exercise price of $45.29.

  To recognize Mr. Girling's promotion to President and CEO on July 1, 2010, the Board awarded him a special grant of 100,000 stock options on June 16, 2010, valued at $554,000 with an exercise price of $36.90.

  The Board also awarded special grants of stock options on July 29, 2010, with an exercise price of $36.26 to three of the named executives to recognize their appointments on July 1, 2010:

  •
  Mr. Marchand: 47,500 stock options valued at $258,400
  •
  Mr. Pourbaix: 27,500 stock options valued at $149,600
  •
  Mr. Lohnes: 27,500 stock options valued at $149,600.

•
Annual incentive plans is the short-term incentive award, paid as an annual cash bonus and attributable to the noted financial year. Payments are made in the first quarter of the following year.

•
Long-term incentive plans for 2010 and 2011 includes the value awarded from a grandfathered dividend-value plan under which grants are no longer made. The final dividend accrual was awarded for 2011. The Board determined an annual unit value of $1.68 per unit for 2011 and $1.07 per unit for 2010 be awarded. Amounts for 2010 were reduced by the following amounts to offset an unintended overpayment of the 2009 accrual paid in 2010:
•
$58,050 for Mr. Girling
•
$9,030 for Mr. Marchand
•
$7,740 for Mr. Johannson, and
•
$25,800 each for Mr. Pourbaix and Mr. Wishart.

  See Non-equity long-term incentive plan below for more information about the plan.

•
Pension value includes the annual compensatory value from the DB pension plan. The annual compensatory value is the compensatory change in the accrued obligation and includes the service cost to TransCanada in 2012, plus compensation changes that were higher or lower than the base salary assumptions, and plan changes. See Retirement benefits below for more information.

•
All other compensation includes other compensation not reported in any other column for each named executive and includes:
•
payments to the named executives by any of our subsidiaries and affiliates (including directors' fees paid by affiliates and amounts paid for serving on management committees of entities that we hold an interest in). These include:
	2012	2011	2010

Mr. Pourbaix	$43,500	$48,000	$60,000
Mr. Wishart	42,000	42,000	21,000

2013 Management information circular -- 93

  •
  matching contributions we made on behalf of the named executives under the employee stock savings plan:
	2012	2011	2010

Mr. Girling	$12,178	$10,833	$9,000
Mr. Marchand	4,395	4,033	3,075
Mr. Pourbaix	7,408	7,333	–
Mr. Lohnes	5,107	5,083	4,563
Mr. Johannson	3,660	3,583	3,500
Mr. Wishart	5,349	6,000	5,875

  •
  cash payments if the named executive elected to receive the payment in lieu of his vacation entitlement from the previous year:
	2012	2011	2010

Mr. Girling	$ 8,462	$ –	$67,693
Mr. Marchand	7,096	–	–
Mr. Pourbaix	–	–	–
Mr. Lohnes	1,962	–	–
Mr. Johannson	12,462	22,885	20,885
Mr. Wishart	4,000	–	–

•
Except for Mr. Marchand and Mr. Johannson, perquisites are not included because they are less than $50,000 and 10% of each named executive's total base salary in each of the three years. Perquisites for Mr. Marchand and Mr. Johannson in 2012 exceed this threshold. They include:

  •
  Mr. Marchand: a flexible perquisite allowance of $4,500, luncheon and club membership annual dues of $4,164, a reserved parking space valued at $5,628, a car allowance of $18,000 and a golf club share ownership of $43,000.

  •
  Mr. Johannson: a flexible perquisite allowance of $4,500, luncheon and club membership annual dues of $5,098, a reserved parking space valued at $5,628, a car allowance of $11,000, a residual value for a lease that expired under our discontinued executive auto lease program of $2,191 and a golf club share ownership of $60,375.

94 -- TransCanada Corporation

Additional notes to the summary compensation table

Stock option valuation
The amount under Option-based awards is calculated using the grant date fair value of the stock option award, as determined by the committee. For stock option grants prior to 2012, management's external consultant calculated a compensation value for TransCanada using the Binomial valuation model. The committee and Board used the higher of this compensation value or a 'floor-value' of 15% of the exercise price to determine the fair value of each stock option.

For accounting purposes, the grant date fair values determined for the annual stock option awards using the Black-Scholes model were $2.93 per stock option for 2011 and $6.04 per stock option for 2010. The fair value for the special stock option grant on July 29, 2010 was $4.04 and for the grant on June 16, 2010 was $4.63.

The committee and Board approved the Binomial valuation model as the methodology to determine stock option awards beginning in 2012. The Binomial valuation model is a generally accepted valuation method for stock options. Starting in 2012, the Binomial valuation model is used to calculate TransCanada's accounting value, which we now use for both compensation and financial reporting purposes. Each year, the committee and Board will review the valuation as prepared by management's external consultant. The value takes into account the historic and implied volatility of the underlying shares, dividend yield, risk-free interest rate, option term, vesting period, and expected life based on historical data on exercising options.

The table below is a summary of the binomial value, floor value (for grants in 2011 and 2010) and the final compensation value of the stock option awards granted in 2012, 2011 and 2010:

Grant date	Exercise price ($)	Binomial value ($)	Floor value ($)	Compensation value of each stock option ($)

November 2, 2012	$45.29	$5.16	$ –	$5.16
February 17, 2012	41.95	5.37	–	5.37

February 18, 2011	37.93	2.30	5.69	5.69

July 29, 2010	36.26	2.61	5.44	5.44
June 16, 2010	36.90	2.66	5.54	5.54
February 26, 2010	35.08	2.32	5.26	5.26

Total option exercises in 2012 (supplemental table)
The table below shows for each named executive:

•
the number of stock options exercised in 2012, and
•
the total value they realized when the options were exercised.

	Total stock options exercised (#)	Total value realized ($)

Russell K. Girling	90,000	$904,382

Donald R. Marchand	34,000	401,482

Alexander J. Pourbaix	90,000	896,887

Gregory A. Lohnes	64,000	774,376

Karl Johannson	40,000	453,007

Donald M. Wishart	55,000	573,314

2013 Management information circular -- 95

Non-equity long-term incentive plan
The 2010 and 2011 amounts under long-term incentive plans in the Summary compensation table reflect the value awarded from a grandfathered dividend-value plan. Grants have not been made under the plan since 2003.

Under the plan, one unit from the dividend-value plan was granted in tandem with each stock option granted. The units had a term of 10 years from the date of the grant.

Each unit gave the holder the right to receive an annual unit value, as determined by the Board, in its discretion. The maximum annual unit value was equal to the dividend declared on one TransCanada common share in any year, and payments were made in the first quarter of the following year, generally by March 15. The last outstanding grant under this plan was eligible for the 2011 dividend accrual. The Board determined that $1.68 per unit (or 100% of the total declared dividend value in 2011) would be awarded for 2011. Payments for this final accrual were made in the first quarter of 2012.

The dividend-value plan was discontinued on December 31, 2011.

96 -- TransCanada Corporation

INCENTIVE PLAN AWARDS

Outstanding option-based and share-based awards
The table below shows all outstanding option-based and share-based awards previously granted to the named executives that were still outstanding at the end of 2012. Year-end values are based on $47.02, the closing price of TransCanada shares on the TSX at December 31, 2012.

	Option-based awards				Share-based awards

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)

Russell K. Girling	100,000	33.08	12-Jun-2013	1,394,000	135,769	3,191,931	–
	107,326	38.10	22-Feb-2014	957,348
	83,857	39.75	25-Feb-2015	609,640
	100,000	31.97	23-Feb-2016	1,505,000
	100,000	31.93	14-Sep-2016	1,509,000
	133,080	35.08	26-Feb-2017	1,588,975
	100,000	36.90	16-Jun-2017	1,012,000
	158,172	37.93	18-Feb-2018	1,437,783
	385,475	41.95	17-Feb-2019	1,954,358

Donald R. Marchand	15,000	33.08	12-Jun-2013	209,100	27,001	634,785	–
	13,368	38.10	22-Feb-2014	119,243
	10,063	39.75	25-Feb-2015	73,158
	12,000	31.97	23-Feb-2016	180,600
	11,787	35.08	26-Feb-2017	140,737
	47,500	36.26	29-Jul-2017	511,100
	30,756	37.93	18-Feb-2018	279,572
	96,369	41.95	17-Feb-2019	488,591

Alexander J. Pourbaix	107,326	38.10	22-Feb-2014	957,348	74,018	1,740,159	–
	83,857	39.75	25-Feb-2015	609,640
	100,000	31.97	23-Feb-2016	1,505,000
	95,057	35.08	26-Feb-2017	1,134,981
	27,500	36.26	29-Jul-2017	295,900
	97,540	37.93	18-Feb-2018	886,639
	213,687	41.95	17-Feb-2019	1,083,393

Gregory A. Lohnes	35,990	38.10	22-Feb-2014	321,031	36,458	857,135	–
	30,608	39.75	25-Feb-2015	222,520
	45,000	31.97	23-Feb-2016	677,250
	38,973	35.08	26-Feb-2017	465,338
	27,500	36.26	29-Jul-2017	295,900
	48,177	37.93	18-Feb-2018	437,929
	104,749	41.95	17-Feb-2019	531,077

Karl Johannson	15,424	38.10	22-Feb-2014	137,582	20,106	472,687	–
	11,740	39.75	25-Feb-2015	85,350
	18,000	31.97	23-Feb-2016	270,900
	19,011	35.08	26-Feb-2017	226,991
	18,348	37.93	18-Feb-2018	166,783
	32,899	41.95	17-Feb-2019	166,798
	48,450	45.29	2-Nov-2019	83,819

Donald M. Wishart	64,267	38.10	22-Feb-2014	573,262	49,416	1,161,772	–
	50,314	39.75	25-Feb-2015	365,783
	70,000	31.97	23-Feb-2016	1,053,500
	68,916	35.08	26-Feb-2017	822,857
	65,905	37.93	18-Feb-2018	599,076
	139,665	41.95	17-Feb-2019	708,102

2013 Management information circular -- 97

Notes

•
Mr. Wishart stepped down from his position as Executive Vice-President, Operations and Major Projects on October 31, 2012. We retained him in a part-time role beginning on November 1, 2012, and he will retire from TransCanada on December 31, 2013. The values reported reflect all option-based and share-based awards previously awarded that were outstanding as at December 31, 2012.

•
Value of unexercised in-the-money options is based on outstanding vested and unvested stock options and the difference between the option exercise price and year-end closing price of our shares.

•
Number of shares or units of shares that have not vested includes the amount of the grant, plus reinvested units earned as dividend equivalents of all outstanding ESUs as at December 31, 2012.

•
Market or payout value of share-based awards that have not vested is the minimum payout value of all outstanding ESUs as at December 31, 2012. The value is calculated by multiplying 50% of the number of units that have not vested by the year-end closing price of our shares.

•
No value is shown for Market or payout value of vested share-based awards not paid out or distributed. The ESU award granted in 2010 vested on December 31, 2012, and will be paid in March 2013. These awards are shown in the next table.

Incentive plan awards – value vested during the year
The table below shows the total value of all option-based and share-based awards previously granted to the named executives that vested in 2012. It also shows the total amount they earned from non-equity incentive plan awards in 2012.

Name	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)

Russell K. Girling	1,488,693	3,464,440	1,200,000

Donald R. Marchand	245,986	409,134	460,000

Alexander J. Pourbaix	772,996	2,474,600	800,000

Gregory A. Lohnes	388,184	1,014,586	470,000

Karl Johannson	130,423	659,893	405,000

Donald M. Wishart	488,253	1,794,085	409,550

Notes

•
Option-based awards is the total value the named executives would have realized if they had exercised the stock options on the vesting date.

•
Share-based awards is the payout values of the 2010 ESU awards for the named executives. See the Payout of 2010 executive share unit award section for more information.

•
Non-equity incentive plan compensation is the short-term incentive award for 2012. This amount is shown under Annual incentive plans in the Summary compensation table on page 92.

•
Mr. Wishart's option-based and share-based awards continue to vest per the plan provisions for active employees until he retires from TransCanada on December 31, 2013. The normal retirement plan provisions outlined on page 102 will then take effect. Values reported for Mr. Wishart reflect all option-based and share-based awards that vested during the year ended December 31, 2012.

98 -- TransCanada Corporation

Value of outstanding options at vesting (supplemental table)
The next table shows the details by grant for calculating the total value of the option-based awards in the table above. Stock options vest one-third each year, beginning on the first anniversary of the grant date. The share price on vesting date is the closing price for TransCanada shares on the TSX on the vesting date or the first trading day following that date.

Name	Grant date	Total number of securities under options granted (#)	Option exercise price ($)	Number of options that vested in 2012 (#)	Share price on vesting date ($)	Value at vesting ($)

Russell K. Girling	18-Feb-2011	158,172	37.93	52,724	41.99	214,059
	16-Jun-2010	100,000	36.90	33,334	42.27	179,004
	26-Feb-2010	133,080	35.08	44,360	42.00	306,971
	14-Sep-2009	100,000	31.93	33,333	45.30	445,662
	23-Feb-2009	100,000	31.97	33,333	42.26	342,997

Donald R. Marchand	18-Feb-2011	30,756	37.93	10,252	41.99	41,623
	29-Jul-2010	47,500	36.26	15,834	44.85	136,014
	26-Feb-2010	11,787	35.08	3,929	42.00	27,189
	23-Feb-2009	12,000	31.97	4,000	42.26	41,160

Alexander J. Pourbaix	18-Feb-2011	97,540	37.93	32,513	41.99	132,003
	29-Jul-2010	27,500	36.26	9,166	44.85	78,736
	26-Feb-2010	95,057	35.08	31,685	42.00	219,260
	23-Feb-2009	100,000	31.97	33,333	42.26	342,997

Gregory A. Lohnes	18-Feb-2011	48,177	37.93	16,059	41.99	65,200
	29-Jul-2010	27,500	36.26	9,166	44.85	78,736
	26-Feb-2010	38,973	35.08	12,991	42.00	89,898
	23-Feb-2009	45,000	31.97	15,000	42.26	154,350

Karl Johannson	18-Feb-2011	18,348	37.93	6,116	41.99	24,831
	26-Feb-2010	19,011	35.08	6,337	42.00	43,852
	23-Feb-2009	18,000	31.97	6,000	42.26	61,740

Donald M. Wishart	18-Feb-2011	65,905	37.93	21,968	41.99	89,190
	26-Feb-2010	68,916	35.08	22,972	42.00	158,966
	23-Feb-2009	70,000	31.97	23,333	42.26	240,097

2013 Management information circular -- 99

EQUITY COMPENSATION PLAN INFORMATION

Securities authorized for issue under equity compensation plans
The table below shows the:

•
number of shares to be issued under the stock option plan when outstanding options are exercised
•
weighted average exercise price of the outstanding options, and
•
number of shares available for future issue under the option plan.

at December 31, 2012 Plan category	Number of securities to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) (#)

Equity compensation plans approved by security holders	7,434,426	37.69	2,446,489

Equity compensation plans not approved by security holders	N/A	N/A	N/A

Total	7,434,426	37.69	2,446,489

Our stock option plan is the only compensation arrangement under which our equity securities have been authorized for issue. Shareholders are being asked at the meeting to approve an increase in the number of shares reserved for issue under the plan by 10,000,000. If this increase is approved, a total of 44,000,000 TransCanada shares have been reserved for issue under the plan since its inception in 1995.

Stock option grants as a percentage of outstanding shares

					Dilution	Overhang	Burn rate

Effective date	Total number of shares outstanding (A)	Total number of options outstanding (B)	Total reserve (C)	Total options granted during year (D)	Options outstanding as a % of shares outstanding (B / A)	% of stock options outstanding plus total reserve divided by total shares outstanding ((B + C) / A)	Grant as a % of shares outstanding (D / A)

Dec. 31, 2010	696,229,000	8,409,695	5,331,242	1,366,872	1.21	1.97	0.20

Dec. 31, 2011	703,861,065	7,093,124	4,388,112	970,018	1.01	1.63	0.14

Dec. 31, 2012	705,461,386	7,434,426	2,446,489	1,978,458	1.05	1.40	0.28

Feb. 15, 2013	705,944,387	8,890,624	507,290	1,939,199	1.26	1.33	0.27

If shareholders approve the increase in number of shares reserved for issue under the stock option plan by 10,000,000 the overhang will be 2.75%.

100 -- TransCanada Corporation

RETIREMENT BENEFITS
All of the named executives participate in our DB plan. The table below shows their benefits under the DB plan.

Defined benefit pension plan

at December 31, 2012		Annual benefits payable

Name	Number of years of credited service	At year end ($)	At age 65 ($)	Opening present value of defined benefit obligation ($)	Compensatory change ($)	Non- compensatory change ($)	Closing present value of defined benefit obligation ($)

Russell K. Girling	17.00	582,000	1,085,000	7,250,000	1,592,000	1,838,000	10,680,000

Donald R. Marchand	18.92	187,000	331,000	2,515,000	356,000	614,000	3,485,000

Alexander J. Pourbaix	17.00	333,000	686,000	3,959,000	227,000	983,000	5,169,000

Gregory A. Lohnes	19.33	262,000	379,000	3,585,000	533,000	645,000	4,763,000

Karl Johannson	17.00	133,000	242,000	1,729,000	979,000	508,000	3,216,000

Donald M. Wishart	15.46	252,000	280,000	3,577,000	74,000	585,000	4,236,000

Notes

•
In 2004, the committee approved arrangements for Mr. Girling, Mr. Pourbaix and Mr. Johannson to receive additional credited service to recognize their high potential and to retain them as employees. The credited service was received for years when they were not formally enrolled in the pension plan, but were employees of TransCanada. They each received an additional three years of credited service on September 8, 2007 after maintaining continuous employment with us. The additional credited service is recognized only in the supplemental pension plan for earnings exceeding the maximum set under the Income Tax Act (Canada).

•
Mr. Lohnes continued to accrue credited service in the registered pension plan and supplemental pension plan while employed in the United States from August 16, 2000 to August 31, 2006. Pensionable earnings were based on one U.S. dollar equal to one Canadian dollar, and included both the U.S. base salary and annual cash bonus up to the pre-established maximum amount.

•
Annual benefits payable at year end is the annual lifetime benefit, based on the years of credited service and the actual pensionable earnings history.

•
Annual benefits payable at age 65 is the annual lifetime benefit at age 65, based on the years of credited service at age 65 and the actual pensionable earnings history.

•
Opening and closing present value of defined benefit obligation is at December 31, 2011 and December 31, 2012, respectively. It represents actuarial assumptions and methods that are consistent with those used for calculating the pension obligations disclosed in our 2011 and 2012 consolidated financial statements. These assumptions reflect our best estimate of future events, and the values in the above table may not be directly comparable to similar estimates of pension obligations that may be disclosed by other corporations.

•
Compensatory change in the present value of the obligation includes the service cost to TransCanada in 2012, plus compensation changes that were higher or lower than the base salary assumption, and plan changes.

•
Non-compensatory change in the present value of the obligation includes the interest on the accrued obligation at the start of the year and changes in assumptions in the year.

•
Based on a retirement agreement between Mr. Wishart and TransCanada, it is expected that Mr. Wishart will retire on December 31, 2013. The annual lifetime benefit at January 1, 2014 based on years of credited service at December 31, 2013 and the actual earnings history as of December 31, 2012 is $256,000 (commencing at normal retirement date). If pension commencement was January 1, 2014, the amount would be $245,000.

2013 Management information circular -- 101

Accrued pension obligations
Our accrued obligation for the supplemental pension plan was approximately $285 million at December 31, 2012. The current service costs were approximately $5 million and the interest costs were approximately $12 million for a total of $17 million.

The accrued pension obligation is calculated using the method prescribed by the Canadian Institute of Chartered Accountants and is based on management's best estimate of future events that affect the cost of pensions, including assumptions about future base salary adjustments and bonuses.

You can find more information about the accrued obligations and assumptions in Note 20 Employee future benefits to our 2012 consolidated financial statements, which are available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

TERMINATION AND CHANGE OF CONTROL

Termination
We have an employment agreement with each named executive, with the exception of Mr. Wishart who stepped down from his position effective October 31, 2012, that outlines the terms and conditions that apply if the executive leaves TransCanada. The table on the following page is a summary of the material terms and provisions if the executive resigns, is terminated, retires or dies. These do not apply when there is a change of control.

The general terms and provisions of ESUs are discussed under each event, however, the committee can use its discretion to decide how to treat unvested ESUs for executives who have an employment agreement. Each employment agreement includes a non-competition provision that applies for 12 months following the executive's separation date. If we require the named executive to comply with the provision, we will pay him an amount equal to the base salary as of the separation date plus the average bonus paid to him for the three years preceding the separation date.

Like all other employees, the named executives are eligible for retiree benefits if they are 55 or older with 10 or more years of continuous service on the separation date. Retiree benefits include:

•
a health spending account that can be used to pay for eligible health and dental expenses and/or to purchase private health insurance
•
a security plan that provides a safety net if there are significant medical expenses, and
•
life insurance that provides a death benefit of $10,000 to a designated beneficiary.

The employee stock plan, spousal and dependent life insurance, accident insurance, disability and payment of provincial health care premiums end at the separation date.

102 -- TransCanada Corporation

Compensation on termination
The table below shows how each named executive's compensation is treated if he leaves TransCanada.

Base salary	Resignation	Payments end.

	Termination without cause	Severance allowance includes a lump-sum payment of the base salary as of the separation date multiplied by the notice period.

Termination with cause

	Retirement	Payments end.

Death

Short-term incentive	Resignation	Not paid.

	Termination without cause	Year of separation: Equals the average bonus pro-rated by the number of months in the current year prior to the separation date.
Years after separation: Equals the average bonus multiplied by the notice period.

	Termination with cause	Not paid.

	Retirement	Year of separation: Equals the average bonus pro-rated by the

	Death	number of months in the current year prior to the separation date.

ESUs	Resignation	Vested units are paid out, unvested units are forfeited.

	Termination without cause	Vested units are paid out.
Unvested units are forfeited, however the original grant value is generally paid out on a pro rata basis.

	Termination with cause	Vested units are paid out, unvested units are forfeited.

	Retirement	Grants after January 1, 2012
Vested units are paid out. Unvested units continue to vest and the value is assessed at the end of the term. The award is pro-rated for the period of employment up to the retirement date.
Grants before 2012
Vested units are paid out. Unvested units are forfeited, however the original grant value is generally paid out on a pro rata basis.

	Death	Vested units are paid out.
Unvested units are forfeited, however the original grant value is generally paid out on a pro rata basis.

Stock options	Resignation	Grants after January 1, 2010
Vested stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier).
No stock options vest after the last day of employment.
Grants before 2010
Outstanding stock options continue to vest for six months from the separation date and must be exercised by their expiry date or six months from the separation date (whichever is earlier).

	Termination without cause	Grants after January 1, 2007 Vested stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier).
No stock options vest after the last day of employment.
Grants before 2007 Outstanding stock options continue to vest during the notice period and must be exercised by their expiry date or the end of the notice period (whichever is earlier).

	Termination with cause	Grants after January 1, 2010
Vested stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier).
No stock options vest after the last day of employment.
Grants before 2010
Outstanding stock options continue to vest for six months from the separation date and must be exercised by their expiry date or six months from the separation date (whichever is earlier).

2013 Management information circular -- 103

Stock options (cont'd)	Retirement	Grants after January 1, 2012
Outstanding stock options continue to vest and must be exercised by their expiry date or three years from the separation date (whichever is earlier). If there is less than six months between the vesting date and the expiry date, the expiry date is extended for six months from the final vesting date of the options.
Grants before 2012 Outstanding stock options vest immediately and must be exercised by their expiry date or three years from the separation date (whichever is earlier).

	Death	Outstanding stock options vest immediately and must be exercised by their expiry date or the first anniversary of death (whichever is earlier).

Pension	Resignation

Termination without cause

	Termination with cause	Paid as a commuted value or monthly benefit according to the DB Plan, the supplemental plan, or both, as applicable.

	Retirement	For termination without cause, credited service is provided for the applicable notice period.

Death

Benefits	Resignation	Coverage ends, or retiree benefits begin if eligible.

	Termination without cause	Coverage continues during the notice period (or an equivalent lump-sum payout is made) and, if eligible, service credit for the notice period for retiree benefits.

	Termination with cause	Coverage ends, or retiree benefits begin if eligible.

	Retirement	Retiree benefits begin.

	Death	Coverage ends, or retiree benefits begin for a designated beneficiary if eligible.

Perquisites	Resignation	Payments end.

	Termination without cause	A lump-sum cash payment equal to the corporate cost of the perquisite package in the one-year period preceding the separation date multiplied by the notice period.

Termination with cause

	Retirement	Payments end.

Death

Other	Resignation	–

	Termination without cause	Outplacement services.

	Termination with cause	–

	Retirement	–

	Death	–

Notes

•
Resignation includes voluntary resignation but not resignation as a result of constructive dismissal. If a named executive resigns because of constructive dismissal, it is treated as termination without cause.

•
The short-term incentive award is not paid on resignation unless the Board uses its discretion.

•
Average bonus equals the average short-term incentive award paid to the named executive for the three years preceding the separation date.

•
The notice period is two years for each named executive.

104 -- TransCanada Corporation

Change of control
Under the terms of the employment agreements, a change of control includes an event where another entity becomes the beneficial owner of:

•
more than 20% of TransCanada's voting shares, or
•
more than 50% of the voting shares of TCPL (not including the voting shares of TCPL held by TransCanada). Other events can also constitute a change of control. The following is a summary of the terms and provisions that apply to the compensation of the named executives if there is a change of control:

Notice period
The notice period for each named executive is normally two years. If there is a change of control and the CEO is terminated by TransCanada within two years, his notice period is three years.

ESUs
All unvested ESUs are deemed vested and are paid out as a single, lump-sum cash payment if the named executive is terminated without cause and his separation date is within two years of a change of control.

Stock options
There is an accelerated vesting of stock options following a change of control.

The committee can use its discretion to accept or reject an agreement relating to the unvested stock options with the acquiring entity. If the committee rejects an agreement, there is accelerated vesting of any outstanding unvested stock options.

If, for any reason, we are unable to implement accelerated vesting (for example, our shares stop trading), we will pay the named executive a cash amount. This would be equal to the net amount of the compensation the named executive would have received if, on the date of a change of control, he had exercised all vested options and unvested options that would have had accelerated vesting.

Pension
A pensionable service credit for the applicable notice period is provided at the separation date rather than at the end of the notice period if the named executive's separation date is within two years of a change of control.

2013 Management information circular -- 105

Separation payments
The table below is a summary of the incremental payments that would be made to each named executive under the different separation events, with and without a deemed change of control. All payments have been calculated using December 31, 2012, as the separation date and the date of a change of control as if it applies. These amounts would be paid under the terms of the employment agreements.

They do not include certain amounts that would be provided under normal course, such as the value of:

•
any stock options or ESUs vesting as part of normal employment
•
pension benefits that would normally be provided following resignation, or
•
retiree benefits.

	Without a change of control				With a change of control

Name	Termination with cause ($)	Termination without cause ($)	Retirement ($)	Death ($)	Termination without cause following a change of control ($)

Russell K. Girling	–	13,058,118	11,001,140	11,001,140	23,482,065

Donald R. Marchand	–	2,825,140	1,798,654	1,798,654	4,237,337

Alexander J. Pourbaix	–	8,621,101	6,978,947	6,978,947	12,757,445

Gregory A. Lohnes	–	4,907,708	3,212,016	3,399,516	6,567,480

Karl Johannson	–	3,639,890	1,947,517	1,947,517	4,625,759

Notes

•
Mr. Wishart is no longer subject to an employment agreement, effective his last day as Executive Vice-President, Operations and Major Projects on October 31, 2012.

•
Mr. Johannson does not currently have a separation agreement. It is anticipated that in 2013, he will enter into an agreement containing substantially the same terms as the other named executives.

•
If we require the named executives to comply with the non-competition provision in their employment agreement, they would receive the following lump-sum payments:

Mr. Girling	$2,416,675
Mr. Marchand	799,758
Mr. Pourbaix	1,627,667
Mr. Lohnes	1,148,337
Mr. Johannson	919,583

•
Termination without cause following a change of control also applies if the named executive resigns because of constructive dismissal and the separation date is within two years of the date of a change of control.

•
The amounts from share-based compensation include the following assumptions for some separation events:

  Payouts of outstanding 2010 ESU awards

  •
  include additional units from reinvested dividends up to and including the fourth quarter of 2012, based on $46.98, the five-day volume-weighted average closing price of TransCanada shares on the TSX at December 31, 2012

  •
  the performance multiplier as determined by the committee and the Board.

  Accelerated vesting of stock options

  •
  any incremental gain due to accelerated vesting

  •
  the difference between the exercise price and $47.02, the 2012 year-end closing price of TransCanada shares on the TSX.

Every year the committee reviews the severance amounts calculated for each named executive under his employment agreement. The data represents the total value to be paid to the executive if he is terminated without cause, with and without a deemed change of control, and the additional payment for the non-competition provision.

106 -- TransCanada Corporation

Other information

LOANS TO DIRECTORS AND EXECUTIVES
As of the date of this circular, none of our directors or executives had any loans from TransCanada or any of our subsidiaries. This is also true for:

•
former executives or directors of TransCanada or any of our subsidiaries
•
this year's nominated directors, and
•
any associate of a director, executive officer or nominated director.

None of the above owe money to another entity that is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by TransCanada or any of our subsidiaries.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
TransCanada has purchased liability insurance to protect its directors and officers (or their heirs and legal representatives) against liabilities they may incur while performing their duties as directors and officers of TransCanada and/or its subsidiaries, subject to the limitations set out in the Canada Business Corporations Act.

The current policy has a combined limit of U.S.$175 million for personal (Side A) and corporate indemnity coverage (Side B). A stand alone Side A policy is also purchased with a limit of U.S.$25 million for losses TransCanada cannot indemnify directors and officers by law or otherwise. Side A claims require no deductible whereas a $5 million deductible is applied to Side B claims.

TransCanada paid a total premium of U.S.$1.7 million for the 2012-2013 insurance program.

ADDITIONAL INFORMATION
Shareholders can request a free copy of this circular, and the 2012 AIF and Annual report from our Corporate Secretary:

TransCanada Corporation
450 1st Street S.W.
Calgary, Alberta,
Canada T2P 5H1
Tel: 1.800.661.3805

For financial information about TransCanada, see our most recent annual audited consolidated financial statements and MD&A. Copies of these documents and materials related to corporate governance are available on our website (www.transcanada.com).

You can find more information about TransCanada on our website and on SEDAR (www.sedar.com).

2013 Management information circular -- 107

Appendix A
Charter of the Board of Directors

I. INTRODUCTION

A.
The Board's primary responsibility is to foster the long-term success of the Company consistent with the Board's responsibility to act honestly and in good faith with a view to the best interests of the Company.

B.
The Board of Directors has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board. This Charter is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II. COMPOSITION AND BOARD ORGANIZATION

A.
Nominees for directors are initially considered and recommended by the Governance committee of the Board, approved by the entire Board and elected annually by the shareholders of the Company.

B.
The Board must be comprised of a majority of members who have been determined by the Board to be independent. A member is independent if the member has no direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's independent judgment.

C.
Directors who are not members of management will meet on a regular basis to discuss matters of interest independent of any influence from management.

D.
Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board. The responsibilities of those committees will be as set forth in their Charter, as amended from time to time.

III. DUTIES AND RESPONSIBILITIES

A. Managing the Affairs of the Board
The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. Certain of the legal obligations of the Board are described in detail in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

i)
planning its composition and size;

ii)
selecting its Chair;
iii)
nominating candidates for election to the Board;
iv)
determining independence of Board members;
v)
approving committees of the Board and membership of directors thereon;
vi)
determining director compensation; and
vii)
assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.

B. Management and Human Resources
The Board has the responsibility for:

i)
the appointment and succession of the Chief Executive Officer (CEO) and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO's duties;
ii)
approving a position description for the CEO;
iii)
reviewing CEO performance at least annually, against agreed-upon written objectives;
iv)
approving decisions relating to senior management, including the:
a)
appointment and discharge of officers of the Company and members of the senior executive leadership team;
b)
compensation and benefits for members of the senior executive leadership team;
c)
annual corporate and business unit performance objectives utilized in determining incentive compensation or other awards to officers; and
d)
employment contracts, termination and other special arrangements with senior executive officers, or other employee groups if such action is likely to have a subsequent material(1) impact on the Company or its basic human resource and compensation policies.
v)
taking all reasonable steps to ensure succession planning programs are in place, including programs to train and develop management;
vi)
approving certain matters relating to all employees, including:
a)
the annual salary policy/program for employees;
b)
new benefit programs or changes to existing programs that would create a change in cost to the Company in excess of $10,000,000 annually;
c)
Canadian pension fund investment guidelines and the appointment of pension fund managers; and
d)
material benefits granted to retiring employees outside of benefits received under approved pension and other benefit programs.

(1)
For purposes of this Charter, the term "material" includes a transaction or a series of related transactions that would, using reasonable business judgment and assumptions, have a meaningful impact on the Corporation. The impact could be relative to the Corporation's financial performance and liabilities as well as its reputation.

108 -- TransCanada Corporation

C. Strategy and Plans
The Board has the responsibility to:

i)
participate in strategic planning sessions to ensure that management develops, and ultimately approve, major corporate strategies and objectives;
ii)
approve capital commitment and expenditure budgets and related operating plans;
iii)
approve financial and operating objectives used in determining compensation;
iv)
approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;
v)
approve material divestitures and acquisitions; and
vi)
monitor management's achievements in implementing major corporate strategies and objectives, in light of changing circumstances.

D. Financial and Corporate Issues
The Board has the responsibility to:

i)
take reasonable steps to ensure the implementation and integrity of the Company's internal control and management information systems;
ii)
monitor operational and financial results;
iii)
approve annual financial statements and related Management's Discussion and Analysis, review quarterly financial results and approve the release thereof by management;
iv)
approve the Management Information Circular, Annual Information Form and documents incorporated by reference therein;
v)
declare dividends;
vi)
approve financings, changes in authorized capital, issue and repurchase of shares, issue and redemption of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and trust indentures;
vii)
recommend appointment of external auditors and approve auditors' fees;
viii)
approve banking resolutions and significant changes in banking relationships;
ix)
approve appointments, or material changes in relationships with corporate trustees;
x)
approve contracts, leases and other arrangements or commitments that may have a material impact on the Company;
xi)
approve spending authority guidelines; and
xii)
approve the commencement or settlement of litigation that may have a material impact on the Company.

E. Business and Risk Management
The Board has the responsibility to:

i)
take reasonable steps to ensure that management has identified the principal risks of the Company's businesses and implemented appropriate strategies to manage these risks, understands the principal risks and achieves a proper balance between risks and benefits;
ii)
review reports on capital commitments and expenditures relative to approved budgets;
iii)
review operating and financial performance relative to budgets or objectives;
iv)
receive, on a regular basis, reports from management on matters relating to, among others, ethical conduct, environmental management, employee health and safety, human rights, and related party transactions; and
v)
assess and monitor management control systems by evaluating and assessing information provided by management and others (e.g. internal and external auditors) about the effectiveness of management control systems.

F. Policies and Procedures
The Board has responsibility to:

i)
monitor compliance with all significant policies and procedures by which the Company is operated;
ii)
direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;
iii)
provide policy direction to management while respecting its responsibility for day-to-day management of the Company's businesses; and
iv)
review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

G. Compliance Reporting and Corporate Communications
The Board has the responsibility to:

i)
take all reasonable steps to ensure the Company has in place effective disclosure and communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;
ii)
approve interaction with shareholders on all items requiring shareholder response or approval;
iii)
take all reasonable steps to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;
iv)
take all reasonable steps to ensure that financial results are reported fairly and in accordance with generally accepted accounting principles;

2013 Management information circular -- 109

v)
take all reasonable steps to ensure the timely reporting of any other developments that have significant and material impact on the Company; and
vi)
report annually to shareholders on the Board's stewardship for the preceding year (the Annual report).

IV. GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

A. The Board is responsible for:

i)
directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained;
ii)
approving changes in the By-laws and Articles of Incorporation, matters requiring shareholder approval, and agendas for shareholder meetings;
iii)
approving the Company's legal structure, name, logo, mission statement and vision statement; and
iv)
performing such functions as it reserves to itself or which cannot, by law, be delegated to committees of the Board or to management.

110 -- TransCanada Corporation

Appendix B
Non-GAAP measures

In our circular, we disclose the following non-GAAP measures as certain key financial metrics and performance goals:

•
comparable earnings
•
comparable earnings per share
•
comparable earnings before interest and taxes (comparable EBIT)
•
funds generated from operations (FGFO), and
•
funds generated from operations per share (FGFO per share).

These measures do not have a standardized meaning under U.S. generally accepted accounting principles (GAAP) and where applicable Canadian generally accepted accounting principles as defined in Part V of the Canadian Institute of Chartered Accountants Handbook and may therefore not be comparable to similar measures used by other companies.

We adjust these non-GAAP measures for specific items that are significant but do not reflect our operations in the year. In calculating these non-GAAP measures, we use our judgement and make informed decisions to identify specific items to exclude, some of which may occur again. Specific items include but are not limited to certain fair value adjustments relating to risk management activities, income tax refunds and adjustments, gains or losses on sales of assets, legal and bankruptcy settlements, and write-downs of assets and investments.

USING NON-GAAP MEASURES
We use these non-GAAP measures to improve our ability to compare financial results between reporting periods and to enhance our understanding of operating performance, liquidity and ability to generate funds to finance operations. We provide these non-GAAP measures as additional information on our operating performance, liquidity and ability to generate funds to finance operations.

See our 2012 Management Discussion & Analysis for:

•
a reconciliation of comparable earnings to net income attributable to shares in the Reconciliation of Non-GAAP Measures table, and
•
a reconciliation of funds generated from operations to net cash provided by operations, in the cash from operating activities table in the Financial condition section.

CALCULATING THE MEASURES

•
Comparable earnings does not include certain risk management activities that we engage in to reduce our exposure to certain financial and commodity price risks. These excluded activities provide effective economic hedges but do not meet the criteria for hedge accounting treatment and, therefore, changes in their fair values are recorded in net income each year. The unrealized gains or losses from changes in the fair value of these derivative contracts and natural gas inventory in storage are not considered to represent the underlying operations in the current year or the positive margin that will be realized when they are settled. As a result, we have excluded these amounts when determining comparable earnings. Comparable earnings also excludes specific items, including but not limited to the specific items listed above.
•
Comparable earnings per share is calculated by dividing Comparable earnings by the weighted average number of shares outstanding for the year.
•
Comparable EBIT is a measure of our earnings from ongoing operations and consists of earnings before deducting interest and other financial charges, income taxes, net income attributable to non-controlling interests and preferred share dividends. Generally we use EBIT because it is a better measure of our performance. We also use EBIT to evaluate trends in each segment. EBIT comprises earnings before deducting interest and other financial charges, income taxes, net income attributable to non-controlling interest and preferred share dividends. EBIT includes income from equity investments.
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FGFO consists of net cash provided by operations before changes in operating working capital and allows management to better measure consolidated operating cash flow, excluding fluctuations from working capital balances which may not necessarily reflect the underlying operations in the same period.
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FGFO per share is calculated by dividing FGFO by the weighted average number of shares outstanding for the year.

2013 Management information circular -- 111

OUR VISION Visit www.transcanada.com for more information on: Our pipelines and energy businesses • Projects and initiatives • Corporate responsibility • Corporate governance • Investor services TransCanada welcomes questions from shareholders and investors. Please contact: David Moneta, Vice-President, Investor Relations 1.800.361.6522 (Canada and U.S. Mainland) Follow us on Twitter: @TransCanada OUR VALUES | INTEGRITY | RESPONSIBILITY | COLLABORATION | INNOVATION Please recycle To be the leading energy infrastructure company in North America, with a strong focus on pipelines and power generation opportunities located in regions where we have or can develop significant competitive advantage. Printed in Canada March 2013 TransCanada Corporation TransCanada Tower 450 – First Street SW Calgary, Alberta T2P 5H1 1.403.920.2000 1.800.661.3805